Energizer Holdings, Inc.

A YEAR OF RETURN

Energizer
Holdings, Inc.

2012 Annual Report

Financial Highlights

Energizer Holdings, Inc. is a consumer goods company operating globally in the broad categories of personal care and household products. The Personal Care Division offers a diversified range of consumer products in the wet shave, skin care, feminine care and infant care categories with well-established brand names such as Schick®, Wilkinson Sword® and Personna® men's and women's shaving systems and disposable razors; Edge® and Skintimate® shave preparations; Playtex® tampons, infant feeding, Diaper Genie® and gloves; Banana Boat® and Hawaiian Tropic® sun care products; and Wet Ones® moist wipes. The Household Products Division offers consumers a broad range of household and specialty batteries and portable lighting products, anchored by the universally recognized *Energizer*® and Eveready® brands. The company markets its products throughout most of the world. *Energizer*® is traded on the NYSE under the ticker symbol ENR.

YEAR ENDED SEPTEMBER 30, *(in millions, except per share data)*	2012	2011	2010	2009	2008
NET EARNINGS					
Net Earnings, excluding inventory write-up	$ 408.9	$ 265.6	$ 403.0	$ 300.1	$ 345.8
Acquisition inventory write-up, net of taxes[(a)]		(4.4)		(2.3)	(16.5)
Net Earnings	$ 408.9	$ 261.2	$ 403.0	$ 297.8	$ 329.3
DILUTED EARNINGS PER SHARE					
Net Earnings, excluding inventory write-up	$ 6.22	$ 3.78	$ 5.72	$ 4.76	$ 5.87
Acquisition inventory write-up, net of taxes[(a)]		(.06)		(0.04)	(0.28)
Net Earnings	$ 6.22	$ 3.72	$ 5.72	$ 4.72	$ 5.59
Diluted Weighted-Average Shares Outstanding	65.7	70.3	70.5	63.1	58.9
FREE CASH FLOW[(b)]					
Operating Cash Flow	$ 631.6	$ 412.5	$ 652.4	$ 489.2	$466.5
Capital Expenditures	(111.0)	(98.0)	(108.7)	(139.7)	(160.0)
Free Cash Flow	$ 520.6	$ 314.5	$ 543.7	$ 349.5	$ 306.5

In addition to its earnings presented in accordance with generally accepted accounting principles (GAAP), *Energizer*® has presented certain non-GAAP measures in the table above, which it believes are useful to readers in addition to traditional GAAP measures. These measures should be considered as an alternative to, but not superior to or as a substitute for, the comparable GAAP measures.

(a) Earnings are presented with and without the impact of a write-up on inventory acquired through the purchase of American Safety Razor in Fiscal 2011, the purchase of Edge® and Skintimate® shave preparation brands in 2009 and the purchase of Playtex Products, Inc. in 2008. GAAP requires inventory to be valued at fair market value less the cost of disposal and a profit allowance for the selling effort, as opposed to its historical manufacturing cost. As a result, there was an allocation of purchase price to acquired inventory in 2011, 2009 and 2008. 2011 includes a charge of $7.0 million, pre-tax, or $4.4 million, after-tax. 2009 includes a charge of $3.7 million, pre-tax, or $2.3 million, after-tax, and 2008 includes a charge of $27.5 million, pre-tax, or $16.5 million, after-tax, all related to higher than historical manufacturing cost. Inventory value and cost of product sold for all product manufactured after the acquisition date are based upon actual production costs, as dictated by GAAP. *Energizer*® believes presenting earnings excluding the inventory write-up is useful to investors as an additional basis for comparison across all periods presented.

(b) Free cash flow is defined as net cash provided by operating activities net of capital expenditures, i.e., additions to property, plant and equipment. The Company views free cash flow as an important indicator of its ability to repay debt, fund growth and return cash to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures, since the Company has certain non-discretionary obligations, such as debt service, that are not deducted from the measure.

NET SALES
in billions

$4.57


$4.33
$4.00
$4.25
$4.65
08
09
10
11
12

DILUTED EARNINGS PER SHARE

$6.22


$5.59
$4.72
$5.72
$3.72
08
09
10
11
12



In 2012, Energizer Holdings began to see the return on our 2011 investments, with record earnings per share driven by the growth portfolio of our Personal Care business and improved cost structure in our Household Products business. Going forward, our investments help us build a stronger, more innovative Energizer that delivers products aimed at improving quality of life while creating value for our shareholders.

SEGMENT BREAKDOWN


54%
Personal Care
46%
Household Products

Net Sales


54%
Personal Care
46%
Household Products

Segment Profit

To Our Shareholders



WARD M. KLEIN
Chief Executive Officer

We called Fiscal 2011 the "Year of Investment" as we made incremental investments to drive future growth and efficiency. Highlights included the global launch of our innovative new shaving platform, Schick Hydro®; a restructuring of our battery operations that increased manufacturing efficiency and simplified distribution; and the acquisition of American Safety Razor (ASR), which broadened our razor and blade product portfolio and increased manufacturing scale.

Those investments paved the way for 2012 as a "Year of Return," with innovation-driven profit growth in our Personal Care businesses and increased efficiency in our manufacturing operations for both batteries and personal care.

The successful execution of our plans allowed us to enter fiscal 2013 with a robust Personal Care segment that offers substantial growth opportunities and a Household Products segment better positioned to continue to deliver the strong cash flow that funds that growth.

2012 Financial Results

Reflecting the impact of our investments in the new Schick Hydro® platform and increased operating efficiency, our diluted earnings per share for fiscal 2012 were a record $6.22.

Our Personal Care segment achieved a 16.8 percent increase in segment profit, excluding the unfavorable impact of currencies, delivering the benefits of our

U.S. MARKET SHARE POSITION*

1

Batteries and Lighting
HOUSEHOLD & SPECIALTY BATTERIES, LIGHTING PRODUCTS

Skin Care
SUN CARE, HAND & FACE TOWELETTES

Wet Shave
SHAVE PREPS

Infant Care
BOTTLES & CUPS, DISPOSABLE DIAPER SYSTEMS

2

Wet Shave
MEN'S SHAVING SYSTEMS, WOMEN'S SHAVING SYSTEMS, DISPOSABLE SHAVERS

Feminine Care
TAMPONS

* Market share data based on company estimates.

investments in innovative new products. Despite negative global battery trends, spending reductions and efficiency improvements enabled our Household Products segment to achieve a 3 percent increase in segment profit, excluding the impact of unfavorable currencies.

Our international businesses, which operate throughout the world, continued to be a strong contributor, representing about 48 percent of revenues.

Innovation that drives growth

The successful launch of Schick Hydro® is the most prominent example of our strategy of achieving growth by expanding our product categories through innovation, and the benefits of that strategy can be found throughout our Personal Care businesses.

Schick Hydro® is not just a new product; it is a new platform for growth. We built upon that platform in 2012 with the new Schick Hydro 5 Power Select™ and with Schick Hydro Silk®, which extended the Schick Hydro® platform to the women's system market. Schick Hydro Silk® helped increase our U.S. market share for women's shave systems by 1.9 points, to 39.1 percent, and growth in both handles and cartridges drove total sales of Schick Hydro® men's systems up more than 40 percent in fiscal 2012. Overall, strong sales by both Schick Hydro® men's and Schick Hydro Silk® drove a 6 percent increase in overall Schick Hydro® system net sales during 2012, adding one point to our U.S. share of the branded razor and blade market.


Playtex
SPORT
360°

Playtex Sport grew by 1.5 share points and now has a 10% share in the U.S. tampon market. It's the only tampon with sport-level protection.

Skin Care net sales increased due to higher volumes, with particular strength in our international markets, and three of our new products were among the top five new products in the U.S. sun care market for the year. In Feminine Care, we launched Gentle Glide® 360°, the first product in the plastic tampon category that features three layers of protection.

In Infant Care, our Diaper Genie® diaper disposal system is a success story, with sales up five percent in 2012. We brought that innovation into the pet care market with the 2012 launch of Litter Genie®. Response from cat owners has been enthusiastic, and we recently expanded distribution from specialty pet stores to the mass and club channels in the U.S. With the American Pet Products Association estimating that one-third of U.S. households own at least one cat, this is clearly a high-potential market for us.


genie
genie

The revolutionary cat litter disposal system that helps control litter odor and helps make litter maintenance virtually effortless.

A platform for growth

Our growth platform starts with well-known and respected international brands that hold number one or two shares in most markets in which we compete. We have broad product portfolios in our major categories – wet shave, sun care, and batteries. Our ability to offer products across all price points enables us to provide our trade customers – from "mom and pop" convenience stores to giant warehouse clubs – with product selections


Schick®

Men's Schick Hydro 5 Power Select™



Men's Schick Hydro® 5



Women's Schick Hydro Silk®

SCHICK HYDRO® BRAND

Building off of the successful launch of Schick Hydro® for Men, which was launched in 2010, Schick Hydro Silk® and Schick Hydro 5 Power Select™ were launched in January 2012. Schick Hydro Silk® has a water-activated moisturizer that hydrates skin for up to 2 hours – longer than any other razor, going beyond a close shave to caring for your skin. Schick Hydro 5 Power Select™ is the first wet shave razor with custom power that allows you to select the vibration level that's right for your skin to help reduce irritation.

BRANDED WET SHAVE U.S. MARKET SHARE

21%

Strong sales by both Schick Hydro® men's and Schick Hydro Silk® drove a 6 percent increase in overall Schick Hydro® system net sales during 2012, adding one point to our share of the branded razor and blade market.

that maximize their growth by meeting the specific needs of their consumers.

A history of investing in growth

We entered the Wet Shave business in 2003 with our acquisition of Schick Wilkinson Sword, which formed the basis of our Personal Care segment. Since this acquisition, we have quadrupled segment sales from $625 million in 2002 to $2.5 billion in 2012. The result is a set of businesses that provide more than half of our revenues and segment earnings and continued opportunities for growth.

That expansion has come through both innovation-driven organic growth and strategic acquisitions:

- In 2003, we launched Schick Intuition for women and the Schick Quattro® family of products.
- Our 2008 acquisition of Playtex brought us leading domestic and international brands, including Playtex, Hawaiian Tropic® and Banana Boat®.
- Our 2009 acquisition of Edge® shaving gels for men and Skintimate® shaving products for women added leading brands in the U.S. shave preparation category.
- Our 2010 initial launch of Schick Hydro® created a powerful new platform for growth, and the ASR acquisition in 2011 broadened our presence and product portfolio in the private-label razors and blades category.


HAWAIIAN
Tropic
Silk
HYDRATION
30
SPORT
30

Our two sun care brands, Banana Boat® and Hawaiian Tropic®, combined lead the U.S. sun care market.

Investments in efficiency

Our 2011 initiatives to rationalize and improve the efficiency of our battery operations were completed on schedule and on budget. Major projects included closing two production facilities – in Switzerland and the Philippines – and streamlining our battery plant in Missouri.

The project delivered a total of $34 million in annual savings, toward the high end of our expectations.

Our focus on efficiency also drives the working capital management improvement program we initiated early in the fiscal year. During fiscal 2012, we lowered working capital as a percent of net sales to 21.4 percent, from 22.9 percent in fiscal 2011, reducing average net working capital by nearly $88 million. Overall, we expect to reduce average working capital by more than $200 million, and we are on track to realize the full benefits of our initiatives by the end of fiscal 2014.

In November 2012, in response to continuing long-term declines in the battery category and an aggressive competitive environment, our Board of Directors authorized an enterprise-wide restructuring plan that represents a significant, and necessary, change to our overall cost structure and organization. We anticipate annualized, pre-tax savings will be approximately $200 million and will be fully achieved by Fiscal 2015.

We expect to re-invest about 25 percent of these savings in our brands and our robust innovation pipeline, with the rest – approximately $150 million – falling to the bottom line.

We believe these initiatives, combined with our on-going commitment to improve total shareholder returns, will create substantial value for shareholders,

TOTAL ANNUAL SAVINGS

$34M

Our 2011 Household Products Restructuring resulted in $34 million in total annual savings.

allow us to increase future investments in brand building, innovation and category development, and strengthen our position in the Personal Care and Household Products categories.

Continuing focus on shareholder value

During fiscal 2012, we repurchased a total of 5.9 million shares at a cost of $418 million, and in May 2012, the Board of Directors initiated a quarterly dividend of 40 cents per share or $1.60 a year. Our initiatives to enhance growth and improve efficiency are a reflection of our commitment to create shareholder value. We return that value to shareholders through our stock buyback program and our new quarterly dividend.

As I close, I would like to note some significant changes to the Board and senior management team during 2012.

Daniel J. Heinrich joined our Board of Directors in April. Dan, who most recently served as Executive Vice President, Chief Financial Officer of The Clorox Company, brings more than 34 years of experience in consumer products and financial management.

Joe W. McClanathan retired as President and Chief Executive Officer of the Energizer Household Products division after 37 years of service. Joe was succeeded by Alan R. Hoskins, previously Vice President, Asia-Pacific, Africa and Middle East.

Also retiring was Gayle G. Stratmann, Vice President and General Counsel of Energizer since March 2003. Gayle was succeeded by Mark S. LaVigne, who has been Secretary and Assistant General Counsel since 2010.

Our initiatives to enhance growth and improve efficiency are a reflection of our commitment to create shareholder value.

In addition, Brian K. Hamm was named Vice President, Global Business Transformation to oversee the successful execution or our multi-year restructuring plan.

I know I speak for all of us at Energizer in welcoming Dan and extending our deep thanks to Joe and Gayle for their many contributions.

In closing, our ability to execute our plans for growth and efficiency and achieve record earnings in a challenging fiscal 2012 speaks to the quality of our management team and colleagues. We are grateful for their contributions, and we are confident their skills and commitment will enable Energizer Holdings to continue to create value for our shareholders, customers, consumers and colleagues.

Ward M. Klein

Ward M. Klein
Chief Executive Officer
Energizer Holdings, Inc.
November 20, 2012


Energizer max
Energizer®
ENERGIZER® POWER SEAL
Energizer® with Power Seal technology.
Holds power for up to 10 years*.

*Shelf life

Executive and Corporate Officers

WARD M. KLEIN
Chief Executive Officer

DAVID P. HATFIELD
President and Chief Executive Officer, *Energizer®* Personal Care

ALAN R. HOSKINS
President and Chief Executive Officer, *Energizer®* Household Products

DANIEL J. SESCLEIFER
Executive Vice President and Chief Financial Officer

PETER J. CONRAD
Vice President, Human Resources

BRIAN K. HAMM
Vice President, Global Business Transformation

MARK S. LAVIGNE
Vice President, General Counsel and Secretary

WILLIAM C. FOX
Vice President and Treasurer

JOHN J. MCCOLGAN
Vice President and Controller

Board of Directors

BILL G. ARMSTRONG(1)(3)
Retired Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition

DANIEL J. HEINRICH(1)(3)
Retired Executive Vice President and Chief Financial Officer of The Clorox Company

R. DAVID HOOVER(4)
Chairman of the Board and Retired Chief Executive Officer, Ball Corporation

JOHN C. HUNTER(3)
Retired Chairman, President and Chief Executive Officer, Solutia, Inc.

JOHN E. KLEIN(1)(4)
President, Randolph College

WARD M. KLEIN(2)(4)
Chief Executive Officer, Energizer Holdings, Inc.

W. PATRICK MCGINNIS(2)(4)
Chief Executive Officer and President, Nestle Purina PetCare Company

J. PATRICK MULCAHY(2)(4)
Chairman of the Board, Energizer Holdings, Inc. and Retired Chief Executive Officer, Energizer Holdings, Inc.

PAMELA M. NICHOLSON(1)(2)
President and Chief Operating Officer, Enterprise Holdings, Inc.

JOHN R. ROBERTS(1)(2)(3)
Retired Executive Director, Civic Progress St. Louis and Retired Managing Partner of Mid-South Region, Arthur Andersen LLP

(1) Audit Committee
(2) Executive Committee
(3) Nominating & Executive Compensation Committee
(4) Finance & Oversight Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

Commission File No. 001-15401

SEC
Mail Processing
Section

DEC 10 2012

Washington DC
402

Energizer Holdings, Inc.

ENERGIZER HOLDINGS, INC.

Incorporated in Missouri IRS Employer Identification No. 43-1863181
533 Maryville University Drive, St. Louis, Missouri 63141
Registrant's telephone number, including area code: 314-985-2000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Energizer Holdings, Inc. Common Stock, par value $.01 per share	New York Stock Exchange, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☒ No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes: ☐ No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒ No: ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes: ☒ No: ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer:	☒	Accelerated filer:	☐
Non-accelerated filer: (Do not check if a smaller reporting company)	☐	Smaller reporting company:	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2) of the Exchange Act).

Yes: ☐ No: ☒

The aggregate market value of the voting common equity held by nonaffiliates of the registrant as of the close of business on March 31, 2012, the last day of the registrant's most recently completed second quarter: $4,791,244,659.

(For purpose of this calculation only, without determining whether the following are affiliates of the registrant, the registrant has assumed that (i) its directors and executive officers are affiliates, and (ii) no party who has filed a Schedule 13D or 13G is an affiliate. Registrant does not have a class of non-voting equity securities.)

Number of shares of Energizer Holdings, Inc. Common Stock ("ENR Stock"), $.01 par value, outstanding as of close of business on November 16, 2012: 61,909,378.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of Energizer Holdings, Inc. 2012 Annual Report (Parts I and II of Form 10-K).

2. Portions of Energizer Holdings, Inc. Notice of Annual Meeting and Proxy Statement ("Proxy Statement") for our Annual Meeting of Shareholders which will be held January 28, 2013. The Proxy Statement will be filed within 120 days of the end of the fiscal year ended September 30, 2012. (Part III of Form 10-K).

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding future company-wide or segment sales, earnings and earnings per share, investments, initiatives, capital expenditures, product launches, consumer trends, cost savings related to restructuring projects and the timing of such savings, improvements to working capital levels and the timing and savings associated with such improvements, the impact of price increases, advertising and promotional spending, the impact of foreign currency movements, category value and future growth in our businesses. These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "belief," "estimate," "plan," "predict," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

- General market and economic conditions;
- The success of new products and the ability to continually develop new products;
- Energizer's ability to predict category and product consumption trends;
- Energizer's ability to continue planned advertising and other promotional spending;
- Energizer's ability to timely execute its strategic initiatives in a manner that will positively impact our financial condition and results of operations and does not disrupt our business operations;
- The impact of strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;
- Energizer's ability to improve operations and realize cost savings including savings expected from our restructuring plan announced in November 2012;
- The impact of raw material and other commodity costs;
- The impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty;
- The impact of interest and principal repayment of our existing and any future debt;
- The impact of legislative or regulatory determinations or changes by federal, state, local and foreign authorities, including taxing authorities;
- The impact of currency movements.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors above is illustrative, but by no means exhaustive. The risk factors set forth in our Annual Report on Form 10-K, in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents.

PART I

Item 1. *Business.*

General

Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world's largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company.

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names *Energizer* and *Eveready* have worldwide recognition for quality and dependability, and are marketed and sold throughout the world.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men's and women's wet shave products in the world. Its portfolio of products include: *Hydro Silk*, *Quattro* for Women, *Intuition*, *Lady Protector* and *Silk Effects Plus* women's shaving systems and *Hydro*, *Quattro* and *Protector* men's shaving systems, as well as the *Quattro*, *Xtreme 3*, and *Slim Twin/Exacta* disposables. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold throughout the world.

At the beginning of fiscal 2008, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc. (Playtex), a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include *Playtex* feminine care products, *Playtex* infant care products, *Diaper Genie* diaper disposal systems, *Wet Ones* pre-moistened wipes, *Banana Boat* and *Hawaiian Tropic* sun care products, and *Playtex* household gloves.

On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301 million. ASR, founded in 1875, is the leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades.

Our subsidiaries operate a number of manufacturing and packaging facilities in multiple countries, as listed in Item 2 below, and as of September 30, 2012, employ almost 4,800 colleagues in the United States and approximately 10,000 in foreign jurisdictions, exclusive of certain third-party contracted labor arrangements.

When we use the terms "Energizer," the "Company," "we," "us" or "our" in this Annual Report on Form 10-K, we mean Energizer Holdings, Inc. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

We use *Energizer*, *Schick*, *Wilkinson Sword*, *Playtex*, *Edge*, *Skintimate*, *Personna* and the Energizer, Schick, Wilkinson Sword, Playtex, Edge and Skintimate logos as our trademarks or those of our subsidiaries. Product names appearing throughout in italics are trademarks of Energizer Holdings, Inc. or its subsidiaries. This Annual Report on Form 10-K also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Retail sales for purposes of market size, market position and market share information are based on retail sales in U.S. dollars.

Industries

We manufacture and sell products in five distinct product categories: battery and lighting products, wet shave, skin care, feminine care and infant care. Our two largest categories by revenue are battery products and wet shave. The battery category comprises two primary competitors, Energizer with its Energizer and Eveready brands and The Procter & Gamble Company with its Duracell brand. We estimate Energizer and The Procter & Gamble Company collectively represent approximately 70% share in the markets in which we compete. The wet shave category comprises two primary competitors, The Procter & Gamble Company's Gillette and Energizer's Schick-Wilkinson Sword, which we estimate collectively represent more than 80% of the global wet shave market. For information about net sales, earnings before income taxes, depreciation and amortization, total assets and capital expenditures of each of our segments, and geographic segment information, including net sales to customers and long-lived assets, refer to Note 17 of the Notes to Consolidated Financial Statements.

Personal Care

The Personal Care division includes Wet Shave products sold under the *Schick, Wilkinson Sword, Edge, Skintimate and Personna* brand names, Skin Care products sold under the *Banana Boat*, *Hawaiian Tropic*, *Wet Ones* and *Playtex* brand names, and Feminine Care and Infant Care products sold under the *Playtex* and *Diaper Genie* brand names.

We manufacture and distribute *Schick* and *Wilkinson Sword* razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women. We market our wet shave products throughout the world. SWS' primary markets are the U.S., Japan and the larger countries of Western Europe. We believe we maintain the #2 global market share position in wet shaving. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth. The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from SCJ. This added U.S. market leading shave preparation products, including shaving gels and creams, to our wet shave portfolio.

SWS has gained recognition for its innovation and development of new products designed to improve the shaving experience, including the introduction of the *Intuition* women's system in 2003, a unique system incorporating a three-bladed razor surrounded by a skin conditioning solid which lathers, shaves and provides extra moisture in one step. In 2003, SWS introduced the *Quattro* men's shaving system, the first four blade razor system for men. In 2010, SWS introduced the *Schick Hydro* men's shaving system, which incorporates new technologies including innovative skin protectors that act to smooth skin between blade tips and an advanced hydrating gel reservoir that lubricates throughout the shaving process. *Schick Hydro* is available in three- and five-blade models. Following the launch of *Schick Hydro*, SWS introduced two additional systems, *Schick Hydro Silk* and *Schick Hydro 5 Power Select*. Additionally, the Company launched a new line of *Schick Hydro* shave gels, which coupled with the *Schick Hydro* razor, delivers a complete skin comfort system that goes beyond hair removal to care for men's skin.

On October 1, 2007, Energizer acquired Playtex, a leading North American manufacturer and marketer in the skin, feminine and infant care product categories, with a diversified portfolio of well-recognized branded consumer products.

In Skin Care, we market sun care products under the *Banana Boat* and *Hawaiian Tropic* brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. We compete across this full spectrum of sun care products. We also offer *Wet Ones*, the leader in the U.S. portable hand wipes category, and *Playtex* household gloves, the branded household glove leader in the U.S.

In Feminine Care, we believe *Playtex* is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the *Playtex Gentle Glide* and *Playtex Sport* brands, and *Playtex Personal Cleansing Cloths*, a pre-moistened wipe for feminine hygiene.

In Infant Care, we market a broad range of products including bottles, cups, and mealtime products under the *Playtex* brand name. We also offer a line of pacifiers, including the *Ortho-Pro* and *Binky* pacifiers. We believe our *Playtex Diaper Genie* brand of diaper disposal systems leads the U.S. diaper pail category. The *Diaper Genie* brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film.

On November 23, 2010, Energizer acquired ASR, the leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades. In wet shave, ASR manufactures, distributes and sells a complete line of private label / value wet shaving disposable razors, shaving systems and replacement blades. These wet shave products are sold primarily under a retailer's store name or under value brand names such as *Personna*, *Matrix*, *Magnum*, *Mystique*, *Solara* and *GEM.*

Household Products

Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and lighting products.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold in the price, premium and performance segments. This allows us to penetrate a broad range of the market and meet most consumer needs. In addition, Energizer has a portable lighting products business that has evolved with changes in consumer tastes and demands. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Pricing actions in response to rising material costs have raised retail prices over time. However, pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets.

We continually engage in ongoing reviews of all of our categories. Recent studies have indicated that an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with aggressive competitive activity in the U.S. and other markets, has and could continue to put additional pressure on segment results going forward.

2013 Restructuring Initiatives

On November 8, 2012, we announced that our Board of Directors approved a multi-year restructuring plan, which was developed in connection with an assessment of our cost structure and operating model undertaken to improve cost competitiveness and deliver enhanced financial returns. These actions are expected to reduce the global workforce by more than 10%, or approximately 1,500 colleagues. We also expect to:

- rationalize and streamline operations facilities in the Household Products division,
- consolidate general and administrative functional support across the organization,
- streamline the Household Products division product portfolio to enable increased focus on the core battery business,
- streamline the marketing organization within the Household Products division,
- optimize the Company's go-to-market strategies and organization structures within our international markets,
- reduce overhead spending including changes to benefit programs and other targeted spending reductions, and
- create a center-led purchasing function to drive procurement savings.

Sources and Availability of Raw Materials

The principal raw materials used by Energizer - electrolytic manganese dioxide, zinc, silver, nickel, acetylene black, graphite, steel cans, nylon, brass wire, separator paper, and potassium hydroxide, for batteries, and steel, zinc, various plastic resins, synthetic rubber resins, soap based lubricants and various packaging materials, for wet shave products, and certain naturally derived fibers, resin-based plastics and certain chemicals for the Playtex product lines, - are sourced on a regional or global basis. Although the prices of zinc, nickel, electrolytic manganese dioxide, and resins, in particular, have fluctuated over time, Energizer believes that adequate supplies of the raw materials required for its operations are available at the present time. Energizer, of course, cannot predict the future availability or prices of such materials. These raw materials are generally available from a number of different sources, and the prices of those raw materials are susceptible to currency fluctuations and price fluctuations due to transportation, government regulations, price controls, economic climate, or other unforeseen circumstances. In the past, Energizer has not experienced any significant interruption in availability of raw materials.

We believe we have extensive experience in purchasing raw materials in the commodity markets. From time to time, management has purchased materials or entered into forward contracts for various ingredients to assure supply and to protect margins on anticipated sales volume.

Sales and Distribution

Energizer's products are marketed primarily through a direct sales force, but also through exclusive and non-exclusive distributors and wholesalers. In the U.S. and Canada, Household Products and Personal Care have separate dedicated commercial organizations, reflecting the scale and importance of these businesses. Outside the U.S. and Canada, the commercial teams market our full portfolio of product offerings. In Fiscal 2013, we expect to begin marketing our full portfolio of products using a combined commercial team in Canada. Energizer distributes its products to consumers through numerous retail locations worldwide, including mass merchandisers and warehouse clubs, food, drug and convenience stores, electronics specialty stores and department stores, hardware and automotive centers and military stores.

Although a large percentage of Energizer's sales are attributable to a relatively small number of retail customers, in fiscal 2012, only Wal-Mart Stores, Inc. and its subsidiaries, as a group, accounted for more than ten percent of Energizer's annual sales. For fiscal year 2012, this customer accounted for, in the aggregate, approximately 20% of Energizer's sales. Because of the short period between order and shipment date (generally less than one month) for most of our orders, the dollar amount of current backlog is not material and is not considered to be a reliable indicator of future sales volume.

Patents, Technology and Trademarks

Energizer owns a number of U.S., Canadian and foreign trademarks, which Energizer considers of substantial importance and which are used individually or in conjunction with other Energizer trademarks. These include *Eveready, Energizer, Energizer Max, Schick, Schick Hydro, Schick Hydro Silk, Wilkinson Sword, Intuition, Hydro, Quattro, Xtreme 3, Protector, Lady Protector, Silk Effects, ST Slim Twin, Exacta, Edge, Skintimate, Personna, Capri, Matrix3, M5 Magnum, Bump Fighter, Speed3, Burma-Shave, Mystique, Vogue, American Line, Derma Blade, Gem, Tri-Flexxx, B'kini, Banana Boat, Hawaiian Tropic, Avotriplex, Sunsure, Sunsure Protectin & design, UV Protect & design, Coolzone, Natural Reflect & Design, Sport Performance, Ultramist, Binky, Diaper Genie, Litter Genie, Drop-Ins, The First Sipster, Lil' Gripper, Coolster, Gentle Glide, Play On, 360° Protection & design, ...Get on the Boat, Hibiscus Floral design, HandSaver, The Insulator, Insulator Sport, NaturaLatch, Natural Shape, Love Every Moment & design, Most Like Mother, Twist 'N Click & design, Ortho Pro, Sipster, Sport, VentAire, Ventaire Advanced Crystal Clear, Wet Ones*, and the *Energizer Bunny* and the *Energizer Man* character. As a result of the Playtex acquisition, Energizer also owns royalty-free licenses in perpetuity to the *Playtex* and *Living* trademarks in the United States, Canada and many foreign jurisdictions related to certain feminine hygiene, baby care, gloves and other products, but excluding certain apparel related products.

Energizer's ability to compete effectively in the battery and portable lighting, wet shave, skin care, feminine care and infant care categories depends, in part, on its ability to maintain the proprietary nature of its technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements, licensing, and cross-licensing agreements. Energizer owns or licenses from third parties a considerable number of patents, patent applications and other technology which Energizer believes are significant to its business. These relate primarily to battery product and lighting device improvements, additional battery product features, shaving product improvements and additional features, plastic applicators for tampons, baby bottles and nipples, disposable liners and plastic holders for the nurser systems, children's drinking cups, pacifiers, sunscreen formulations, diaper disposal systems, breast pump products and improvements, and manufacturing processes.

As of September 30, 2012, Energizer owned (directly or beneficially) approximately 1,800 unexpired United States patents which have a range of expiration dates from October 2012 to November 2035, and had approximately 750 United States patent applications pending. It routinely prepares additional patent applications for filing in the United States. Energizer also actively pursues foreign patent protection in a number of foreign countries. As of September 30, 2012, Energizer owned (directly or beneficially) approximately 3,800 foreign patents and had approximately 1,100 patent applications pending in foreign countries.

We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. We cannot be sure that these intellectual property rights will be effectively utilized or, if necessary, successfully asserted. There is a risk that we will not be able to obtain and perfect our own intellectual property rights, or, where appropriate, license from others intellectual property rights necessary to support new product introductions.

Seasonality

Sales and operating profit for Household Products tends to be seasonal, with increased purchases of batteries by consumers during the December holiday season, and increases in retailer inventories during autumn. In addition, natural disasters such as hurricanes can create conditions that drive increased needs for portable power and spike battery and flashlight sales. The wet shave business does not exhibit significant seasonal variability.

Sales of women's wet shave products are moderately seasonal, with increased consumer demand in the spring and summer months. Customer orders for sun care products are highly seasonal, which has historically resulted in higher sun care sales to retailers during the late winter through mid-summer months.

Competition

The Household Products and Personal Care businesses are highly competitive, both in the United States and on a global basis, as large manufacturers with global operations compete for consumer acceptance and, increasingly, limited retail shelf space. Competition is based upon brand perceptions, product performance, customer service and price.

Our principal battery competitors in the U.S. are Duracell International, Inc., a subsidiary of The Procter & Gamble Company, and Spectrum Brands, Inc. We believe private-label sales by large retailers also has an impact on the market in some parts of the world, particularly in Europe. Duracell and the Panasonic Corporation are significant competitors in South and Central America, Asia and Europe, and local and regional battery manufacturers in Asia and Europe also compete for battery sales.

The global shaving products category, comprised of wet shave blades and razors, electric shavers, shave preparations (gels, lotions and creams), is a growing consumer product segment worldwide. The wet shave segment of that business, the segment in which we participate, is further segmented between razor systems and disposable products. Geographically, North America, Western Europe and Japan represent relatively developed and stable markets with demographic trends that result in a stable, predictable number of shaving consumers. We believe that those markets will rely primarily on new premium priced product introductions for growth as category blade unit consumption has been relatively flat for a number of years. As a result of demographic trends, however, there is a growth trend predicted for the wet shave segment in Latin American, Asian and Eastern European countries. Our principal competitors in the wet shave business worldwide are The Procter & Gamble Company, which owns the Gillette brand and is the leading company in the global wet shave segment, and Bic Group, which competes primarily in the disposable segment.

The markets for skin care, feminine care and infant care products are also highly competitive, characterized by the frequent introduction of new products, accompanied by major advertising and promotional programs. Our competitors in these product lines consist of a large number of domestic and foreign companies, including The Procter & Gamble Company and Kimberly-Clark Corp. in feminine care, Merck & Co., Inc. and Johnson & Johnson in skin care, and a variety of competitors in the fragmented infant care market. In feminine care, we believe private label sales by large retailers in the U.S. have been growing.

Governmental Regulation and Environmental Matters

Energizer's operations are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment.

The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to a number of federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites, and certain international locations. Liability in the U.S. under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agencies that are involved on the state-designated sites, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of the Company and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of the Company's ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, the Company undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owned and operated the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, the Company could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between the Company and the successor to the Ralston Purina Company. Ralston's successor is obligated to indemnify the Company for 50% of any such liabilities in excess of $3 million.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and the Company, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from 2 years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer, and maximum limitations on Pfizer's liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In addition, certain regulations have been enacted or are being considered in North America and certain European and Latin American countries with respect to battery recycling programs. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

Accruals for environmental remediation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessments take place and remediation efforts progress, or as additional technical or legal information becomes available.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, the Company believes that its ultimate liability arising from such environmental matters, taking into account established accruals, should not be material to the business or financial condition of the Company. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Certain of Energizer's products are subject to regulation under the Federal Food, Drug and Cosmetic Act and are regulated by the U.S. Food and Drug Administration ("FDA").

In June 2011, the FDA published a final rule setting forth testing requirements and labeling standards for sunscreen products. The rule results in new testing requirements and revised labeling for the *Banana Boat, Hawaiian Tropic* and Private Label product lines, as well as competitors' products, by December 17, 2012.

Available Information

Energizer regularly files periodic reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K and quarterly reports on Form 10-Q, as well as, from time to time, current reports on Form 8-K, and amendments to those reports. The SEC maintains an Internet site containing these reports, and proxy and information statements, at www.sec.gov. These filings are also available free of charge on Energizer's website, at www.energizer.com, as soon as reasonably practicable after their electronic filing with the SEC. Information on Energizer's website does not constitute part of this Form 10-K.

Other Matters

Additional descriptions of the business of Energizer in response to Item 1, and the summary of selected financial data appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION and appearing under "ENERGIZER HOLDINGS, INC. - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Note 17 - Segment Information," are included in Exhibit 13 attached hereto and incorporated herein by reference. This information will also appear in the Energizer Holdings, Inc. 2012 Annual Report.

Item 1A. ***Risk Factors.***

The following risks and uncertainties could materially adversely affect our business, results of operations, consolidated financial condition and cash flows. Energizer may amend or supplement the risk factors described below from time to time in other reports it files with the SEC.

Energizer faces risks associated with global economic conditions.

Unfavorable global economic conditions, increased unemployment levels and uncertainty about future economic prospects could reduce consumer demand for our products as a result of a reduction in discretionary spending or a shift of purchasing patterns to lower-cost options such as private label or price brands. Similarly, our retailer customers could reduce their inventories, shift to different products or require us to lower our prices. Declining financial performance by certain of our retailer customers could impact their ability to pay us on a timely basis, or at all. These general risks remain heightened as global economic conditions continue to deteriorate and the recovery in most developed markets remains sluggish. Worsening economic conditions could harm our sales and profitability. Additionally, disruptions in credit markets could reduce our access to debt and equity capital markets, negatively affecting our ability to implement our business plan and strategy.

If Energizer cannot continue to develop new products in a timely manner, and at favorable margins, it may not be able to compete effectively.

The battery and portable lighting products, wet shave, skin care, feminine care and infant care industries have been notable for the pace of innovations in product life, product design and applied technology, and our success depends on future innovations. The successful development and introduction of new products, such as *Schick Hydro Silk* and *Schick Hydro 5 Power Select*, faces the uncertainty of retail and consumer acceptance and reaction from competitors, as well as the possibility of reducing the sales of our existing products. There can be no assurance that our investments in research and development will lead to innovation and that we can recover the costs of such investments, that our customers or end consumers will purchase our new products or that our competitors will not introduce new or enhanced products that significantly outperform Energizer's, or develop manufacturing technology which permits them to manufacture at a lower cost relative to ours. If we fail to develop and launch successful new products, or fail to reduce our cost structure to a competitive level, we may be unable to grow our business and compete successfully.

Competition in Energizer's industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

The categories in which Energizer operates, including battery and portable lighting products, wet shave, skin care, feminine care and infant care, are mature and highly competitive, both in the United States and on a global basis, as a limited number of large manufacturers compete for consumer acceptance and limited retail shelf space. Because of the highly competitive environment in which we operate as well as increasing retailer concentration, our retailer customers frequently seek to obtain pricing concessions or better trade terms, resulting in either reduction of our margins, or our relative disadvantage to lower cost competitors. Competition is based upon brand perceptions, product performance and innovation, customer service and price. Energizer's ability to compete effectively may be affected by a number of factors, including:

- our primary competitor in batteries, wet shave and feminine care products, The Procter & Gamble Company, and most of our other competitors, have substantially greater financial, marketing, research and development and other resources and greater market share in certain segments than Energizer does, as well as significant scale and negotiating leverage with retailers and suppliers;

- our competitors may have lower production, sales and distribution costs, and higher profit margins, than Energizer, which may enable them to offer aggressive retail discounts and other promotional incentives;

- our competitors may be able to obtain exclusive distribution rights at particular retailers, or favorable in-store placement; and

- we may lose market share to private label brands sold by retail chains, which are typically sold at lower prices than our products.

Loss of reputation of our leading brands or failure of our marketing plans could have an adverse effect on our business.

We depend on the continuing reputation and success of our brands, particularly the *Energizer*, *Eveready, Schick*, *Wilkinson Sword*, *Edge*, *Skintimate*, *Playtex*, *Diaper Genie*, *Wet Ones*, *Banana Boat* and *Hawaiian Tropic* brands. Our operating results could be adversely affected if one of our leading brands suffers damage to its reputation due to real or perceived quality issues. Further, the success of these brands can suffer if our marketing plans or new product offerings do not have the desired impact on our brand's image or ability to attract consumers. Additionally, claims made in our marketing campaigns may become subject to litigation alleging false advertising, which if successful could cause us to alter our marketing plans that may materially and adversely affect sales, or result in the imposition of significant damages against us.

Loss of any of our principal customers could significantly decrease our sales and profitability.

Wal-Mart, together with its subsidiaries, is our largest customer, accounting for approximately 20% of net sales in fiscal 2012. Generally, sales to our top customers are made pursuant to purchase orders and we do not have supply agreements or guarantees of minimum purchases from them. As a result, these customers may cancel their purchase orders or reschedule or decrease their level of purchases from us at any time. The loss or a substantial decrease in the volume of purchases by any of our top customers would harm our sales and profitability. Additionally, increasing retailer customer concentration could result in reduced sales outlets for our products, greater negotiating pressures and pricing requirements on Energizer.

The performance of the primary battery product category may be impacted by further changes in technology and device trends, which could impair Energizer's operating results and growth prospects.

We believe an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets, leading to a declining volume trend in the battery category, which we expect will continue. This has and will likely continue to have a negative impact on the demand for primary batteries. This trend has and will continue to put additional pressure on segment results going forward. Development and commercialization of new battery or device technologies not available to Energizer could also negatively impact our results and prospects.

We face risks arising from the restructuring of our operations and uncertainty with respect to our ability to achieve the estimated cost savings.

In November 2012, we announced a restructuring plan, which entails, among other things:

- reducing our global workforce by more than 10%;
- the closing and streamlining of operations facilities in the Household Products division;
- streamlining our Household Product division product portfolio;
- reducing overhead spending; and
- creating a center-led purchasing function.

We expect to incur significant charges related the Restructuring Plan which will harm our profitability in the periods incurred. If we incur unexpected charges related to the restructuring, or in connection with any potential future restructuring program, our financial condition and results of operations may suffer further.

Execution of the restructuring plan, or any potential future restructuring program, presents a number of significant risks, including:

- actual or perceived disruption of service or reduction in service standards to customers;
- the failure to preserve adequate internal controls as we restructure our general and administrative functions;
- the failure to preserve supplier relationships and distribution, sales and other important relationships and to resolve conflicts that may arise;
- diversion of management attention from ongoing business activities; and

- the failure to maintain employee morale and retaining key employees while implementing restructuring programs that often include reductions in the workforce.

Because of these and other factors, we cannot predict whether we will realize the purpose and anticipated benefits of these measures and, if we do not, our business and results of operations may be adversely affected.

Additionally, there may be delays in implementing the restructuring activities or a failure to achieve the anticipated levels of cost savings and efficiency as a result of the restructuring activities, each of which could materially and adversely impact our business and results of operations. Further, if we experience additional adverse changes to our business, further restructuring or reorganization activities may be required in the future.

Energizer is subject to risks related to its international operations, including currency fluctuations, which could adversely affect our results of operations.

Energizer's businesses are currently conducted on a worldwide basis, with nearly 50% of our sales in fiscal 2012 arising from foreign countries, and a significant portion of our production capacity and cash located overseas. Consequently, Energizer is subject to a number of risks associated with doing business in foreign countries, including:

- social legislation in certain countries;
- the possibility of expropriation, confiscatory taxation or price controls;
- the inability to repatriate foreign-based cash, which constitutes a significant portion of our overall cash, for strategic needs in the U.S. without incurring significant income tax and earnings consequences, as well as the heightened counter-party, internal control and country-specific risks associated with holding cash overseas;
- the effect of foreign income and withholding taxes, U.S. tax treatment of foreign source income and losses, and other restrictions on the flow of capital between countries;
- adverse changes in local investment or exchange control regulations;
- currency fluctuations, including the impact of hyper-inflationary conditions in certain economies;
- political or economic instability, government nationalization of business or industries, government corruption, and civil unrest, including political or economic instability in the countries of the Eurozone;
- legal and regulatory constraints, including tariffs and other trade barriers; and
- difficulty in enforcing contractual and intellectual property rights.

Nearly 50% of Energizer's sales in fiscal 2012 were denominated in local currencies but reported in U.S. dollars, and a high percentage of product costs for such sales are denominated in U.S. dollars. Therefore, the strengthening of the U.S. dollar relative to such currencies can negatively impact our reported sales and operating profits.

Energizer's business is subject to regulation in the U.S. and abroad.

The manufacture, packaging, labeling, storage, distribution, advertising and sale of our products are subject to extensive regulation in the U.S., including by the Food and Drug Administration, the Consumer Product Safety Commission, the Environmental Protection Agency, and by the Federal Trade Commission with respect to advertising. Similar regulations have been adopted by authorities in foreign countries where we sell our products, and by state and local authorities in the U.S. New or more restrictive regulations or more restrictive interpretations of existing regulations could have an adverse impact on our business. Legislative and regulatory changes by taxing authorities in both high-tax and low-tax countries have an impact on our effective tax rate, and we may be subject to additional costs arising from new or changed regulations relating to health care and energy. Additionally, a finding that we are in violation of, or not in compliance with, applicable laws or regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to the handling and disposal of solid and hazardous wastes, recycling of batteries, and the remediation of contamination associated with the use and disposal of hazardous substances. A release of such substances due to accident or an intentional act could result in substantial liability to governmental authorities or to third parties. We have incurred, and will continue to incur, capital and operating expenses and other costs in complying with environmental laws and regulations, including remediation costs relating to our current and former properties and third party waste disposal sites. We could become subject to additional environmental liabilities in the future that could cause a material adverse effect on our results of operations or financial condition.

The resolution of Energizer's tax contingencies may result in additional tax liabilities, which could adversely impact our cash flows and results of operations.

Significant estimation and judgment is required in determining our provisions for income taxes in the U.S. and jurisdictions outside the U.S. In the ordinary course of our business, there are transactions and calculations in which the ultimate tax determination is uncertain. We are regularly under audit by tax authorities, and although we believe our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our historical income tax provisions and accruals. The unfavorable resolution of any audits or litigation could have an adverse impact on future operating results.

Changes in production costs, including raw material prices, could erode Energizer's profit margins and negatively impact operating results.

Pricing and availability of raw materials, energy, shipping and other services needed for our business can be volatile due to general economic conditions, labor costs, production levels, import duties and tariffs and other factors beyond our control. In the past, substantial increases in the cost of a number of raw materials have been partially offset by price increases. However, there is no certainty that Energizer will be able to offset future cost increases, especially given the competitive environment. This volatility can significantly affect our production cost, and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

Energizer has a substantial level of indebtedness and is subject to various covenants relating to such indebtedness, which limits its discretion to operate and grow its business.

Energizer's current debt level is approximately $2.5 billion. We may be required to dedicate a substantial portion of our cash to debt service, thereby reducing funds available to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes. Our failure to make scheduled interest payments or to repay or refinance the indebtedness at maturity or obtain additional financing as needed could have a material adverse effect on our business.

Additionally, many of our debt instruments are subject to certain financial and other covenants, including debt ratio tests. We may be in breach of such covenants in the event of future declines in our operating cash flows or earnings performance, foreign currency movements, or other unanticipated events. In the event of such breach, our lenders may be entitled to accelerate the related debt as well as any other debt to which a cross-default provision applies, and we could be required to seek amendments or waivers under the debt instruments or to refinance the debt. There is no assurance that we would obtain such amendments or waivers or effect such refinancing, or that we would be able to do so on terms similar to our current debt instruments. The covenants and financial ratio requirements contained in our debt instruments could also increase our vulnerability to general adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate, place us at a competitive disadvantage as compared to our competitors that have greater financial flexibility and limit, among other things, our ability to borrow additional funds.

Our credit ratings are important to our cost of capital.

The major credit rating agencies periodically evaluate our creditworthiness and have given us specified credit ratings. These ratings are based on a number of factors, which include our financial strength and financial policies. In the fourth quarter of fiscal 2012, a major credit rating agency affirmed our credit ratings but placed Energizer on negative outlook. We remained on negative outlook for this major credit rating agency as of November 14, 2012. We aim to maintain our current ratings as they serve to lower our borrowing costs and facilitate our access to sources of capital on terms that we consider advantageous to our business. Failure to maintain our credit ratings could adversely affect the interest rate in future financings, liquidity, competitive position and access to capital markets.

There can be no guarantee that we will continue to make dividend payments or repurchase stock.

Although our Board of Directors has authorized a share repurchase program and recently initiated a quarterly cash dividend payable on our Common Stock, any determinations to continue to repurchase Common Stock or to continue to pay cash dividends will be based primarily upon our financial condition, results of operations, available U.S. cash, business requirements and the Board of Directors' continuing determination that the repurchase program and the declaration of dividends under the dividend policy are in the best interests of shareholders and are in compliance with all laws and agreements applicable to the repurchase and dividend programs.

Impairment of our goodwill and other intangible assets would result in a reduction in net income.

Energizer has a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which are periodically evaluated for impairment in accordance with current accounting standards. Declines in our profitability and/or estimated cash flows related to specific intangible assets, as well as potential changes in market valuations for similar assets and market discount rates may result in an impairment charge, which could have an adverse impact on our operating results and financial position.

Energizer's manufacturing facilities or supply channels may be subject to disruption from events beyond our control.

Operations of our manufacturing and packaging facilities worldwide may be subject to disruption for a variety of reasons, including availability of raw materials, work stoppages, industrial accidents, disruptions in logistics, loss or impairment of key manufacturing sites, product quality or safety issues, licensing requirements and other regulatory issues, trade disputes between countries in which we have operations, such as the U.S. and China, and acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters. The supply of our raw materials may be similarly disrupted. There is also a possibility that third party manufacturers, which produce a significant portion of certain of our products, could discontinue production with little or no advance notice, or experience financial problems or problems with product quality or timeliness of product delivery, resulting in manufacturing delays or disruptions, regulatory sanctions, product liability claims or consumer complaints. If a major disruption were to occur, it could result in delays in shipments of products to customers or suspension of operations. The Company maintains business interruption insurance to potentially mitigate the impact of business interruption, but we can provide no assurance that such coverage would be sufficient.

A failure of a key information technology system could adversely impact our ability to conduct business.

We rely extensively on information technology systems, including some which are managed by third-party service providers, in order to conduct business. These systems include, but are not limited to, programs and processes relating to communicating within Energizer and with other parties, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, and complying with regulatory, legal or tax requirements. In addition, we plan to undertake a significant implementation of information technology systems to facilitate business processes and generate cost savings in connection with our multi-year restructuring. These information technology systems could be damaged or cease to function properly due to the poor performance or failure of third-party service providers, catastrophic events, power outages, security breaches, network outages, failed upgrades or other similar events. If our business continuity plans do not effectively resolve such issues on a timely basis, we may suffer interruptions in conducting our business which may adversely impact our operating results.

Energizer's business involves the potential for product liability and other claims against us, which could affect our results of operations and financial condition.

We face exposure to claims arising out of alleged defects in our products, including for property damage, bodily injury or other adverse effects. We cannot assure you that our product liability insurance covers all types of claims, particularly claims that do not involve personal injury or property damage, that such claims will not exceed the amount of insurance coverage, or that we will be able to maintain such insurance on acceptable terms, if at all. In addition to the risk of monetary judgments not covered by insurance, product liability claims could result in negative publicity that could harm our products' reputation. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims, and any subsequent remedial actions, could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to attract, retain and develop key personnel.

Our future performance depends in significant part upon the continued service of our executive officers and other key personnel. The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our success also depends on our continuing ability to attract, retain and develop highly qualified personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key employees or attract, assimilate and retain other highly qualified personnel in the future.

We may experience losses or be subject to increased funding and expenses related to our pension plans.

The funding obligations for Energizer's pension plans, including those assumed in the ASR acquisition, are impacted by the performance of the financial markets, interest rates and governmental regulations. While in November 2012, we approved and communicated changes to our U.S. pension plan so that, effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future retirement service benefits will no longer be accrued under this retirement program, our pension obligations are expected to remain significant. If the investment of plan assets does not provide the expected long-term returns, interest rates change, or if governmental regulations change the timing or amounts of required contributions to the plans, we could be required to make significant additional pension contributions which may have an adverse impact on our liquidity, our ability to comply with debt covenants and may require recognition of increased expense within our financial statements.

If Energizer fails to adequately protect its intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.

In fiscal 2012, the vast majority of our total revenues were from products bearing proprietary trademarks and brand names. In addition, Energizer owns or licenses from third parties a considerable number of patents, patent applications and other technology. Accordingly, Energizer relies on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. There is a risk that Energizer will not be able to obtain and perfect or maintain our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. In addition, even if such rights are protected in the United States, the laws of some other countries in which Energizer's products are or may be sold do not protect intellectual property rights to the same extent as the laws of the United States. We cannot be certain that our intellectual property rights will not be invalidated, circumvented or challenged in the future, and Energizer could incur significant costs in connection with legal actions relating to such rights. As patents expire, we could face increased competition or decreased royalties either of which could negatively impact our operating results. If other parties infringe our intellectual property rights, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands and harm our sales.

We may not be able to continue to identify and complete strategic acquisitions and effectively integrate acquired companies to achieve desired financial benefits.

We have completed four significant acquisitions since becoming an independent company in 2000, including, most recently, the acquisition of ASR in fiscal 2011. We expect to continue making acquisitions if appropriate opportunities arise. However, we may not be able to identify and successfully negotiate suitable strategic acquisitions at attractive valuations, obtain financing for future acquisitions on satisfactory terms or otherwise complete future acquisitions. Furthermore, our existing operations may encounter unforeseen operating difficulties and may require significant financial and managerial resources, which would otherwise be available for the ongoing development or expansion of our existing operations.

Even if we can complete future acquisitions, we face significant challenges in consolidating functions and effectively integrating procedures, personnel, product lines, and operations in a timely and efficient manner. The integration process can be complex and time consuming, may be disruptive to our existing and acquired business, and may cause an interruption of, or a loss of momentum in, the business. Even if we can successfully complete the integration of acquired businesses into our operations, there is no assurance that anticipated cost savings, synergies, or revenue enhancements will be realized within the expected time frame, or at all.

Additional descriptions of risk factors impacting Energizer appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" are included in Exhibit 13 attached hereto, which will also appear in the Energizer Holdings, Inc. 2012 Annual Report to Shareholders.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties***

Below is a list of Energizer's principal plants and facilities as of the date of filing. Management believes that the Company's production facilities are adequate to support the business and the properties and equipment have been well maintained.

HOUSEHOLD PRODUCTS

North America
Asheboro, NC (2)(12)
Bennington, VT
Garrettsville, OH
Marietta, OH
Maryville, MO (12)
St. Albans, VT (12)
Walkerton, Ontario, Canada (5)(12)
Westlake, OH (3)

Asia
Bogang, People's Republic of China (1)(9)(12)
Cimanggis, Indonesia (8)
Ekala, Sri Lanka
Johor, Malaysia
Jurong, Singapore (8)
Tianjin, People's Republic of China (1)

Africa
Alexandria, Egypt
Nakuru, Kenya (4)

PERSONAL CARE

North America
Milford, CT
Verona, VA
Obregon, Mexico (1)
Mexico City, Mexico (1)
Knoxville, TN
Dover, DE (6)
Sidney, OH (7)
Ormond Beach, FL
Allendale, NJ (1)(3)
Racine, WI (10)

Asia
Nazareth, Israel
Guangzhou, People's Republic of China (1)

Europe
Nove Modlany, Czech Republic (1)
Solingen, Germany

South America
Sao Paolo, Brazil (11)
Santa Catarina, Brazil (1)

ADMINISTRATIVE AND EXECUTIVE OFFICES
St. Louis, MO (1)
Shelton, CT (1)
Mississauga, Ontario, Canada (1)
Cedar Knolls, NJ (1)

(1) Leased (2) Two plants and separate packaging facility (3) Research facility (4) Less than 20% owned interest (5) Bulk packaging or labeling (6) Three facilities, one of which is leased (7) Two facilities, one of which is leased (8) Facility is owned, but land is leased (9) Two facilities (10) Outsourced Shave prep manufacturing (11) Outsourced Personal Care Mfg (12) During the first quarter of fiscal 2013, the Company announced a multi-year restructuring plan, which is expected to include the closure of the battery manufacturing facilities located in Maryville, MO and St. Albans, VT and the battery packaging facility in Malaysia. In addition, the Company is expecting to streamline certain operations in the Asheboro, NC battery manufacturing and packaging facilities, the Walkerton, Canada packaging facility and the lights manufacturing facility in Bogang, China.

In addition to the properties identified above, Energizer and its subsidiaries own and/or operate sales offices, regional offices, storage facilities, distribution centers and terminals and related properties.

Item 3. *Legal Proceedings*

The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Company's businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

In January 2011, Munchkin, Inc. commenced an action against a subsidiary of the Company in the United States District Court for the Central District of California seeking a declaration that certain Munchkin, Inc. advertising claims were valid and alleging false advertising claims by the Company. A jury trial resulted in an adverse verdict in July 2012 in the amount of approximately $13.5 million. As a result of the jury verdict, the Company recorded an accrual of $13.5 million as of June 30, 2012. In September 2012, the court ordered a new trial with respect to the claims on which the jury awarded damages, which set aside the previous jury verdict. Based on this development and our current assessment of the matter, the Company reversed the previously established litigation reserve.

In October 2012, after receiving five reports from consumers, the Company announced a voluntary market withdrawal of certain continuous spray Banana Boat sun care products due to a potential risk of product igniting on the skin if contact was made with a source of ignition before the product was completely dry. The Company is voluntarily removing these products from retail outlets because of this potential safety concern. The Company has provided for the costs associated with the voluntary withdrawal in its fiscal 2012 financial statements, and is unable to determine with any degree of certainty what, if any, other liabilities may arise.

See also the discussion captioned "Governmental Regulation and Environmental Matters" under Item 1 above.

Item 4. *Mine Safety Disclosure*

None.

Item 4a. *Executive Officers Of The Registrant.*

A list of the executive officers of Energizer and their business experience follows. Ages shown are as of December 31, 2012. Executive officers are appointed by, and hold office at the discretion of, our Board of Directors, subject to the terms of any employment agreements.

Ward M. Klein- Chief Executive Officer of Energizer since January, 2005. Prior to his current position he served as President and Chief Operating Officer from 2004 to 2005, and as President, International from 2002 to 2004. Mr. Klein joined Ralston Purina Company in 1979. He also served as President and Chief Operating Officer - Asia Pacific and PanAm from 2000 to 2002, as Vice President - Asia Pacific for Energizer from March to September, 2000, as Vice President and Area Chairman, Asia Pacific, Africa and Middle East for battery operations from 1998 to 2000, as Area Chairman, Latin America from 1996-98, as Vice President, General Manager Global Lighting Products, 1994-96 and as Vice President of Marketing, 1992-94. Age: 57.

Alan R. Hoskins- President and Chief Executive Officer, Energizer Household Products since April 2012. Previously, Mr. Hoskins served as Vice President, Asia-Pacific, Africa and Middle East from 2008 to 2012; Vice President, North America Household Products Division from 2005 to 2008; Vice President, Sales and Trade Marketing from 1999 to 2005 and Director, Brand Marketing from 1996 to 1999. Age: 51.

David P. Hatfield- President and Chief Executive Officer, Energizer Personal Care since November, 2007. Prior to his current position and title, he served as President and Chief Executive Officer, Schick-Wilkinson Sword from April to November, 2007, as Executive Vice President and Chief Marketing Officer, Energizer Battery from 2004 to 2007, as Vice President, North American and Global Marketing, from 1999 to 2004. Age: 52.

Daniel J. Sescleifer- Executive Vice President and Chief Financial Officer of Energizer since October, 2000. Mr. Sescleifer served as Vice President and Treasurer of Solutia Inc. from July-October, 2000, as Vice President and Treasurer of Ralcorp Holdings, Inc, from 1996 to 2000, and as Director, Corporate Finance of Ralcorp Holdings, Inc. from 1994 to 1996. Age: 50.

Mark S. LaVigne- Vice President, Secretary and General Counsel since April 2012. Previously, Mr. LaVigne served as Vice President, Secretary and Assistant General Counsel from 2010 to 2012 and as a partner in the law firm Bryan Cave LLP from 2007 to 2010. Age: 41.

Peter J. Conrad- Vice President, Human Resources of Energizer since March, 2000. Mr. Conrad joined Eveready Battery Company, Inc. in 1997. Prior to his current position, he served as Vice President, Human Resources from 1997 to 2000. Mr. Conrad served as Vice President, Human Resources for Protein Technologies International, Inc., a former subsidiary of Ralston Purina Company, from 1995-97. Age: 51.

Brian K. Hamm- Vice President, Global Business Transformation of Energizer since November, 2012. Mr. Hamm joined Energizer in 2008 and served as Vice President, Global Finance - Energizer Household Products from 2009-2012. Prior to joining Energizer, he was the Vice President of Domestic Planning at PepsiAmericas. Age: 39.

PART II

Item 5. ***Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Purchases of Equity Securities.***

ENR Stock is listed on the New York Stock Exchange. As of September 30, 2012, there were approximately 10,700 shareholders of record of the ENR Stock.

The following table sets forth the range of market prices for ENR Stock for the period from October 1, 2010 to September 30, 2012.

Market Price Range

	FY2012	FY2011
First Quarter	$ 62.98 - $ 78.00	$ 61.69 - $ 77.09
Second Quarter	$ 72.41 - $ 80.10	$ 61.60 - $ 75.97
Third Quarter	$ 69.45 - $ 78.29	$ 68.37 - $ 77.47
Fourth Quarter	$ 64.36 - $ 80.36	$ 64.92 - $ 84.94

There have been no unregistered offerings of registrant's equity securities during the period covered by this Annual Report on Form 10-K.

In the fourth quarter of fiscal 2012, the Company initiated a quarterly dividend. The following table sets forth the quarterly dividends paid by the Company over the past two fiscal years.

Quarterly Dividend Payments (per share)	FY2012	FY2011
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	$ 0.40	—

The Company expects to continue its policy of paying regular quarterly cash dividends. Future dividends are dependent on future earnings, capital requirements and the Company's financial condition and are declared in the sole discretion of the Company's Board of Directors.

Issuer Purchases of Equity Securities. The following table reports purchases of equity securities during the fourth quarter of fiscal 2012 by Energizer and any affiliated purchasers pursuant to SEC rules, including any treasury shares withheld to satisfy employee withholding obligations upon vesting of restricted stock and the execution of net exercises.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares purchased (1)	Average price paid per shares	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number that May Yet Be Purchased Under the Plans or Programs
July 1, 2012-July 31, 2012	639,037	$ 76.43	638,946	8,223,681
August 1, 2012-August 31, 2012	1,688,353	$ 67.46	1,683,091	6,540,590
September 1, 2012 – September 30, 2012	521,031	$ 70.29	520,851	6,019,739

(1) 5,533 shares purchased during the quarter relate to the surrender to the Company of shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock or execution of net exercises.

(2) On April 30, 2012, the Board of Directors approved a new share repurchase authorization for the repurchase of up to ten

million shares. This authorization replaced the prior share repurchase authorization. 3,980,261 shares were repurchased on the open market during the fiscal year under this share repurchase authorization.

From October 1 through November 6, 2012, an additional 199,563 shares were surrendered to the Company to satisfy tax withholding obligations in connection with the vesting of restricted stock.

No other shares of common stock were purchased during the quarter ended September 30, 2012. Since the end of fiscal 2012 and through the date of this report, the Company has not repurchased any additional shares of its common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes.

The following graph compares the cumulative 5-year total return provided to shareholders on Energizer Holdings, Inc.'s common stock relative to the cumulative total returns of the S&P Midcap 400 index and the S&P Household Products index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 9/30/2007 and its relative performance is tracked through 9/30/2012. These indices are included only for comparative purposes as required by Securities and Exchange Commission rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the Common Stock. They are not intended to forecast possible future performance of the Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Energizer Holdings, Inc., the S&P Midcap 400 Index, and the S&P Household Products Index



$140
$120
$100
$80
$60
$40
$20
$0
9/07
9/08
9/09
9/10
9/11
9/12
Energizer Holdings, Inc.
S&P Midcap 400
S&P Household Products

*$100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/07	9/08	9/09	9/10	9/11	9/12
Energizer Holdings, Inc.	100.00	72.67	59.85	60.65	59.94	67.70
S&P Midcap 400	100.00	83.32	80.73	95.08	93.87	120.65
S&P Household Products	100.00	101.64	90.88	97.58	107.91	125.72

Item 6. ***Selected Financial Data.***

See "ENERGIZER HOLDINGS, INC. - SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

See the information appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risk.***

See the information appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - Market Risk Sensitive Instruments and Positions" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 8. ***Financial Statements and Supplementary Data.***

The consolidated financial statements of Energizer and its subsidiaries, together with the report thereon of PricewaterhouseCoopers LLP, and the supplementary data under "ENERGIZER HOLDINGS, INC. - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Quarterly Financial Information (Unaudited)" are included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

Not applicable.

Item 9A. ***Controls and Procedures.***

We maintain a comprehensive set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported accurately and within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Energizer's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of September 30, 2012, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2012, the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance of the achievement of the objectives described above. They have also determined in their evaluation that there was no change in the Company's internal control over financial reporting during the quarter ended September 30, 2012 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of the Independent Registered Public Accounting Firm of the Energizer Holdings, Inc. is included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

The information required by this item, appearing under the Section captioned "Executive Officers of the Registrant" in Item 4a, Part I of this Annual Report on Form 10-K, and the information which will be in our Proxy Statement under the captions "Information about Nominees and other Directors," and "The Board of Directors and Energizer's Corporate Governance," is hereby incorporated by reference.

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance is set forth in our 2012 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The Company has adopted business practices and standards of conduct that are applicable to all employees, including its Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Controller. The Company has also adopted a code of business conduct applicable to the Board of Directors. The codes have been posted on the Company's website at www.energizerholdings.com under "About Energizer-Codes of Conduct." In the event that an amendment to, or a waiver from, a provision of one of the codes of ethics occurs and it is determined that such amendment or waiver is subject to the disclosure provisions of Item 5.05 of Form 8-K, the Company intends to satisfy such disclosure by posting such information on its website for at least a 12-month period.

Item 11. *Executive Compensation.*

The information required by this item, which will be in our Proxy Statement under the captions "Director Compensation", "Executive Compensation," "The Board of Directors and Energizer's Corporate Governance – Corporate Governance and Director Independence – Compensation Committee Interlocks and Insider Participation" and "Nominating and Executive Compensation Committee Report," is hereby incorporated by reference. The information contained in "Report of the Nominating and Executive Compensation Committee" shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of the Exchange Act, except to the extent that the Company specifically incorporates such information into a document filed under the Securities Act or the Exchange Act.

Item 12. *Security Ownership of Certain Beneficial Owners and Management.*

The information required by this item, which will be in our Proxy Statement under the captions "Stock Ownership Information," and "Executive Compensation – Equity Compensation Plan Information" is hereby incorporated by reference.

Item 13. *Certain Relationships and Related Transactions.*

The information required by this item, which will be in our Proxy Statement under the captions "Director Independence" and "Certain Relationships and Related Transactions," is hereby incorporated by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this item, which will be in our Proxy Statement under the caption "Item 4. Ratification of Appointment of Independent Auditor," is hereby incorporated by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

A. Documents filed with this report:

1. Financial statements included as Exhibit 13 attached hereto and incorporated by reference herein:
   - Report of Independent Registered Public Accounting Firm.
   - Consolidated Statements of Earnings and Comprehensive Income -- for years ended September 30, 2012, 2011 and 2010.
   - Consolidated Balance Sheets -- at September 30, 2012 and 2011.
   - Consolidated Statements of Cash Flows -- for years ended September 30, 2012, 2011 and 2010.
   - Consolidated Statements of Shareholders' Equity -- at September 30, 2012, 2011 and 2010.
   - Notes to Consolidated Financial Statements.

   Financial statements of the Registrant's 50% or less owned companies have been omitted because, in the aggregate, they are not significant.

2. Financial Statement Schedules.

   Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits Required by Item 601 of Regulation S-K. Pursuant to the Instructions to Exhibits, certain instruments defining the rights of holders of long-term debt securities of the Company and its consolidated subsidiaries are not filed because the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. A copy of such instrument will be furnished to the Securities and Exchange Commission upon request.

2.1	Agreement and Plan of Reorganization (incorporated by reference to Exhibit 2.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).
2.2	Agreement and Plan of Merger among Energizer, ETKM, Inc., and Playtex Products, Inc. dated July 12, 2007 (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed July 13, 2007).
2.3	Asset Purchase Agreement, dated as of May 10, 2009, by and between S.C. Johnson & Son, Inc., a Wisconsin corporation and Energizer (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed May 11, 2009).
2.4	Asset Purchase Agreement dated as of October 8, 2010, by and between American Safety Razor, LLC, a Delaware limited liability company, and Energizer (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed October 13, 2010).***
3.1	Articles of Incorporation of Energizer Holdings, Inc. (incorporated by reference to Exhibit 3.1 of Energizer's Amendment No. 3 to Form 10, filed March 16, 2000).
3.2	Amended Bylaws of Energizer Holdings, Inc., restated as of April 25, 2011 (incorporated by reference to Exhibit 3.1 of Energizer's Current Report on Form 8-K, filed April 27, 2011).
4.1	Indenture, dated as of May 19, 2011, by and among Energizer Holdings, Inc., the guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Energizer's Current Report on Form 8-K, filed May 19, 2011).
4.2	First Supplemental Indenture, dated as of May 19, 2011, by and among Energizer Holdings, Inc., the guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Energizer's Current Report on Form 8-K, filed May 19, 2011).
4.3	Second Supplemental Indenture (including the Form of Note), dated as of May 24, 2012, by and among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed May 24, 2012).
10.1	Tax Sharing Agreement (incorporated by reference to Exhibit 2.2 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).
10.2	Energizer Holdings, Inc. Incentive Stock Plan (incorporated by reference to Exhibit 10.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.3 Form of Indemnification Agreements with Executive Officers and Directors (incorporated by reference to Exhibit 10.4 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.4 Executive Long Term Disability Plan (incorporated by reference to Exhibit 10.7 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.5 Executive Group Personal Excess Liability Insurance Plan (incorporated by reference to Exhibit 10.9 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.6 Form of Non-Qualified Stock Option dated September 23, 2002 (incorporated by reference to Exhibit 10(i) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2002).*

10.7 Form of Non-Qualified Stock Option dated September 23, 2002 incorporated by reference to Exhibit 10(ii) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2002).*

10.8 Form of Non-Qualified Stock Option dated January 27, 2003 (incorporated by reference to Exhibit 10(i) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2002).*

10.9 Stock and Asset Purchase Agreement between Pfizer Inc. and Energizer Holdings, Inc. (incorporated by reference to Exhibit 10(vi) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2002).

10.10 Form of Restricted Stock Equivalent Award Agreement dated May 19, 2003 (incorporated by reference to Exhibit 10(ii) of Energizer's Amended Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).*

10.11 Form of Non-Qualified Stock Option dated May 19, 2003 (incorporated by reference to Exhibit 10(iii) of Energizer's Amended Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).*

10.12 Energizer Holdings, Inc. Note Purchase Agreement dated as of June 1, 2003 (incorporated by reference to Exhibit 10(viii) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).

10.13 Amended and Restated Prepaid Share Option Transaction Agreement between Energizer Holdings, Inc. and Citigroup Global Markets Limited dated as of August 28, 2003 (incorporated by reference to Exhibit 10(i) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2003).

10.14 Form of Non-Qualified Stock Option dated January 26, 2004 (incorporated by reference to Exhibit 10 of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2003).*

10.15 Form of Non-Qualified Stock Option dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 25, 2004).*

10.16 Form of Non-Qualified Stock Option dated January 14, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 19, 2005).*

10.17 Form of Restricted Stock Equivalent Award Agreement dated January 14, 2005 (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed January 19, 2005).*

10.18 Form of Non-Qualified Stock Option dated January 25, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 27, 2005).*

10.19 Non-Competition and Non-Disclosure Agreement with J.P. Mulcahy (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed January 27, 2005).*

10.20 2005 Note Purchase Agreement dated September 29, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed September 29, 2005).

10.21 2006 Note Purchase Agreement dated July 6, 2006 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed July 7, 2006).

10.22 Form of Term Loan Credit Agreement dated December 3, 2007 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed December 4, 2007).

10.23 2009 Restatement of Energizer Holdings, Inc. Deferred Compensation Plan, as amended and restated effective as of January 1, 2009 (incorporated by reference to Exhibit 10 of Energizer's Annual Report on Form 10-K for the year ended September 30, 2008).*

10.24 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 15, 2007).*

10.25 Form of 2007 Note Purchase Agreement dated October 15, 2007 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 17, 2007).

10.26 Form of 2008 Performance Restricted Stock Equivalent Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K dated as of October 13, 2008).*

10.27 Amended Executive Officer Bonus Plan (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed October 15, 2008).*

10.28 Form of Indemnification Agreement between Energizer and W. Klein (incorporated by reference to Exhibit 10 of Energizer's Current Report on Form 8-K filed November 5, 2008).*

10.29 Form of Change of Control Employment Agreements, as amended December 31, 2008 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 6, 2009).*

10.30 Energizer Holdings, Inc. 2000 Incentive Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed January 6, 2009).*

10.31 Form of Amendment to Certain Restricted Stock Equivalent Award Agreements (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed January 6, 2009).*

10.32 Energizer Holdings, Inc. 2009 Incentive Stock Plan, approved January 26, 2009 (incorporated by reference to Exhibit 4 of Energizer's Registration Statement on Form S-8 filed February 2, 2009).*

10.33 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed February 10, 2009).*

10.34 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).*

10.35 Form of Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.2 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).*

10.36 Form of Retention Stock Option Award (incorporated by reference to Exhibit 10.3 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).*

10.37 The summary of revisions to the Company's director compensation program, and the resolution authorizing personal use of corporate aircraft by the chief executive officer, is hereby incorporated by reference to Energizer's Current Report on Form 8-K filed November 4, 2009.*

10.38 Form of Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.52 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.39 Form of Restricted Stock Equivalent Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.53 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.40 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.54 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.41 Form of Performance Restricted Stock Equivalent Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.55 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.42 First Amendment to the 2009 Restatement of the Energizer Holdings, Inc. Deferred Compensation Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.49 of Amendment No. 1 to Energizer's Annual Report for the Year ended September 30, 2010 on Form 10-K/A, filed May 16, 2011).*

10.43 Amendment No. 2 to 2009 Restatement of Energizer Holdings, Inc. Deferred Compensation Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.50 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.44 2009 Restatement of Energizer Holdings, Inc. Executive Savings Investment Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.51 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.45 Amendment No. 1 to 2009 Restatement of Energizer Holdings, Inc. Executive Savings Investment Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.52 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.46 Amendment No. 2 to 2009 Restatement of Energizer Holdings, Inc. Executive Savings Investment Plan effective as of January 1, 2010 (incorporated by reference to Exhibit 10.53 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.47 2010 Restatement of Energizer Holdings, Inc. Supplemental Executive Retirement Plan dated October 15, 2010 (incorporated by reference to Exhibit 10.54 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.48 2009 Restatement of Energizer Holdings, Inc. Financial Planning Plan dated effective as of January 1, 2009 (incorporated by reference to Exhibit 10.55 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.49 Energizer Holdings, Inc. Executive Health Plan 2009 Restatement, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.56 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.50 Amended and Restated 2009 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to Energizer's Current Report on Form 8-K, filed January 21, 2011).*

10.51 Amended and Restated Revolving Credit Agreement dated as of May 6, 2011 among Energizer Holdings, Inc., a Missouri corporation, the institutions from time to time parties thereto as lenders and JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent, Bank of America, N.A., and The Bank of Tokyo-Mitsubishi UFJ, Ltd. as co-syndication agents and Citibank, N.A. and Suntrust Bank, as co-documentation agents (incorporated by reference to Exhibit 10.1 to Energizer's Current Report on Form 8-K, filed May 6, 2011).

10.52 Energizer Holdings, Inc. Executive Health Plan for Retired Employees, restated effective January 1, 2011 (incorporated by reference to Exhibit 10.59 of Energizer's Annual Report on Form 10-K filed November 22, 2011).*

10.53 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed October 21, 2011).*

10.54 Form of Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed October 21, 2011).*

10.55 Separation Agreement and General Release dated December 15, 2011 by and between the Company and Joseph W. McClanathan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 15, 2011).*

10.56 Separation Agreement and General Release dated December 15, 2011 by and between the Company and Gayle G. Stratmann (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 15, 2011).*

10.57 Form of Restricted Stock Equivalent Award Agreement for Directors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 2, 2012).*

10.58 Third Amended and Restated Receivables Purchase Agreement, dated as of May 4, 2009, as amended June 25, 2012, among Energizer Receivables Funding Corporation, Energizer Battery, Inc., Energizer Personal Care, LLC, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch and the Several Agents, Conduits and Committed Purchasers Party Thereto from time to time, conformed to reflect Amendments Nos. 1, 2, 3, 4 and 5 (incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q filed August 1, 2012).

10.59 Amendment No. 3 to 2009 Restatement of Energizer Holdings, Inc. Deferred Compensation Plan, dated November 7, 2011.*,**

10.60 Partial Freeze Amendment For the 2009 Restatement of the Energizer Holdings, Inc. Deferred Compensation Plan dated September 11, 2012.*, **

10.61 Clarifying Amendment to the Energizer Holdings, Inc. Executive Health Plan for Active Employees, dated July 27, 2012.*,**

10.62 Termination Amendment for the Energizer Holdings, Inc. Executive Health Plan for Active Employees, dated September 11, 2012.*,**

10.63 Termination Amendment for the Energizer Holdings, Inc. Executive Health Plan for Retired Employees, dated September 11, 2012.*,**

10.64 Form of Change of Control Employment Agreement for use with designated individuals subsequent to January 1, 2012, first entered into with Alan R. Hoskins on February 13, 2012.*, **

13 Portions of the Energizer Holdings, Inc. 2012 Annual Report to Shareholders for the year ended September 30, 2012, incorporated by reference herein.**

21 Subsidiaries of Registrant.**

23 Consent of Independent Registered Public Accounting Firm.**

31.1 Section 302 Certification of Chief Executive Officer.**

31.2 Section 302 Certification of Executive Vice President and Chief Financial Officer.**

32.1 Section 1350 Certification of Chief Executive Officer.**

32.2 Section 1350 Certification of Executive Vice President and Chief Financial Officer.**

101 Attached as Exhibit 101 to this Form 10-K are the following documents formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Earnings and Comprehensive Income for the years ended September 30, 2010, 2011 and 2012, (ii) Consolidated Balance Sheets at September 30, 2011 and 2012, (iii) Consolidated Statements of Cash Flows for the years ended September 30, 2010, 2011 and 2012, (iv) Consolidated Statements of Shareholders' Equity for the years ended September 30, 2010, 2011 and 2012, and (v) Notes to Consolidated Financial Statements for the year ended September 30, 2012. The financial information contained in the XBRL-related documents is "unaudited" and "unreviewed."**

*Denotes a management contract or compensatory plan or arrangement.
**Denotes filed herewith.
***The Asset Purchase Agreement has been included to provide investors and shareholders with information regarding its terms. It is not intended to provide any factual, business or operational information about Energizer or ASR. The Asset Purchase Agreement contains representations and warranties that the parties to the Agreement made solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in confidential disclosure schedules that ASR provided to Energizer in connection with execution of the Asset Purchase Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Asset Purchase Agreement. Moreover, the representations and warranties in the Asset Purchase Agreement (i) are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders, (ii) in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts and (iii) were only made as of the date of the Asset Purchase Agreement and are modified in important part by the underlying disclosure schedules. Accordingly, investors and shareholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Asset Purchase Agreement, which subsequent information may or may not be fully reflected in Energizer's public disclosures. Pursuant to Item 601 (b) (2) of Regulation S-K schedules have been omitted and will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By /s/ Ward M. Klein
Ward M. Klein
Chief Executive Officer

Date: November 20, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the date indicated.

Signature	Title
/s/Ward M. Klein	
Ward M. Klein (principal executive officer)	Chief Executive Officer and Director
/s/Daniel J. Sescleifer	
Daniel J. Sescleifer (principal financial officer)	Executive Vice President and Chief Financial Officer
/s/John J. McColgan	
John J. McColgan (controller and principal accounting officer)	Vice President and Controller
/s/J. Patrick Mulcahy	
J. Patrick Mulcahy	Chairman of the Board of Directors
/s/Bill G. Armstrong	
Bill G. Armstrong	Director
/s/Daniel J. Heinrich	
Daniel J. Heinrich	Director
/s/R. David Hoover	
R. David Hoover	Director
/s/John C. Hunter	
John C. Hunter	Director
/s/John E. Klein	
John E. Klein	Director
/s/W. Patrick McGinnis	
W. Patrick McGinnis	Director
/s/Pamela Nicholson	
Pamela Nicholson	Director
/s/John R. Roberts	
John R. Roberts	Director
Date: November 20, 2012	

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company or Energizer) historical basis results of operations, operating segment results, and liquidity and capital resources. Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements" presented later in this section. The Company reports results in two segments: Personal Care, which includes Wet Shave, Skin Care, Feminine Care and Infant Care products and Household Products, which includes batteries and portable lighting products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding future company-wide or segment sales, earnings and earnings per share, investments, initiatives, capital expenditures, product launches, consumer trends, cost savings related to restructuring projects and the timing of such savings, improvements to working capital levels and the timing and savings associated with such improvements, the impact of price increases, advertising and promotional spending, the impact of foreign currency movements, category value and future growth in our businesses. These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "belief," "estimate," "plan," "predict," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

- General market and economic conditions;
- The success of new products and the ability to continually develop new products;
- Energizer's ability to predict category and product consumption trends;
- Energizer's ability to continue planned advertising and other promotional spending;
- Energizer's ability to timely execute its strategic initiatives in a manner that will positively impact our financial condition and results of operations and does not disrupt our business operations;
- The impact of strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;
- Energizer's ability to improve operations and realize cost savings including savings expected from our restructuring plan announced in November 2012;
- The impact of raw material and other commodity costs;
- The impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty;
- The impact of interest and principal repayment of our existing and any future debt;
- The impact of legislative or regulatory determinations or changes by federal, state, local and foreign authorities, including taxing authorities;
- The impact of currency movements.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors above is illustrative, but by no means exhaustive. The risk factors set forth in our Annual Report on Form 10-K, in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents.

Non-GAAP Financial Measures

While Energizer Holdings, Inc. reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes certain non-GAAP financial measures. These non-GAAP measures, such as, but not limited to, historic and estimated future operating results, working capital as a percent of net sales, free cash flow, changes in organic net sales, segment profit and operating results, as adjusted to exclude the impact of certain charges and recoveries, such as the impact of changes in foreign currencies, the results of operations in Venezuela, the acquisition of American Safety Razor (ASR) and the related integration and transaction costs, the costs associated with restructuring and other realignment activities and refinancing costs. The Company believes these non-GAAP measures (which are accompanied by reconciliations to the comparable GAAP measures) provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. Further, these non-GAAP measures may differ from similarly titled measures presented by other companies.

Company Overview

General

Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world's largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company. The Company employed approximately 14,600 colleagues globally at September 30, 2012 and had fiscal 2012 net sales of approximately $4.6 billion. The Company manufactures and/or packages product in more than a dozen countries and sells products throughout the world.

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care Products) and Household Products (Battery and Portable Lighting Products).

The Company's two divisions have distinct priorities to enhance the combined enterprise and deliver strategic objectives. Personal Care is focused on maximizing sales and profit growth through innovation, product line extensions and share gains. Household Products is focused on stabilizing profitability in a challenging and declining battery category to deliver strong cash flows from our core battery and portable lights portfolio, while making select investments that provide near-term returns. Both divisions are targeting improved working capital management as a key business objective.

Personal Care includes Wet Shave products sold under the *Schick*, *Wilkinson Sword*, *Edge*, *Skintimate* and *Personna* brand names as well as value-priced private label razors, Skin Care products sold under the *Banana Boat*, *Hawaiian Tropic*, *Wet Ones* and *Playtex* brand names, Feminine Care products sold under the *Playtex* brand name and Infant Care products sold under the *Playtex* and *Diaper Genie* brand names.

We manufacture and distribute *Schick* and *Wilkinson Sword* razor systems (SWS), composed of razor handles and refillable blades, and disposable shave products for men and women. SWS's primary markets are the U.S., Japan and the larger countries of Western Europe. We believe SWS holds the #2 global market share position in wet shaving. We also believe that *Edge* and *Skintimate*, which are part of our wet shave portfolio, are U.S. market leading brands in shave preparation products, including shaving gels and creams.

In Skin Care, we market sun care products under the *Banana Boat* and *Hawaiian Tropic* brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category, and we have experienced meaningful growth in these product lines in markets outside the U.S. over the last several years. The sun care category varies by geographic region, but generally is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. We compete across this full spectrum of sun care products. Also in Skin Care, we offer

(Dollars in millions, except per share and percentage data)

Wet Ones hands and face wipes and *Playtex* household gloves, both of which are leading branded products in their respective categories in the U.S.

In Feminine Care, we believe *Playtex* is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the *Playtex Gentle Glide* and *Playtex Sport* brands, and *Playtex* Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene.

In Infant Care, we market a broad range of products including bottles, cups, and mealtime products under the *Playtex* brand name. We also offer a line of pacifiers, including the Ortho-Pro and Binky pacifiers. We believe our *Playtex Diaper Genie* brand of diaper disposal systems leads the U.S. diaper pail category. The *Diaper Genie* brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film. Recently, we extended this technology, including the pail and oder-proof plastic film refills via the launch of *Litter Genie*, a product designed to provide a more convenient and effective way for cat owners to dispose of litter.

Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting. Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names *Energizer* and *Eveready* have worldwide recognition for quality and dependability, and are marketed and sold around the world.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold in the price, premium and performance segments. This allows us to penetrate a broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products.

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates based on data from various industry sources, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry sources and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general insights but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Fiscal 2012 Summary

In fiscal 2012, the Company delivered net earnings of $408.9 and earnings per diluted share of $6.22 (adjusted earning per diluted share of $6.20 as shown in the reconciliation below), which was in line with the Company's earnings outlook for fiscal 2012, following a year of investment in fiscal 2011.

Personal Care net sales grew 1.2% including the negative impact of unfavorable currencies, which partially offset the increase due to the full year ownership of ASR. While organic sales growth in Personal Care was modest in fiscal 2012, this followed a year of mid-single digit growth in fiscal 2011 driven by the continuation of *Schick Hydro* launch activities. From a segment profit standpoint, Personal Care segment profit increased to $470.7, up 15.3% as gross margins improved post-launch and advertising and sales promotional spending returned closer to pre-launch levels.

We continue to face difficult category and competitive pressures in Household Products, which was evident in a decline in organic sales of more than 3%. However, despite the net sales decline, segment profit, excluding the negative impact of currencies of $22.5, increased somewhat due to improved product costs due primarily to savings generated from the 2011 Household Products manufacturing footprint restructuring and disciplined cost containment initiatives.

Key highlights for fiscal 2012 included:

- Earnings per diluted share of $6.22, and net earnings of $408.9,
- Gross margin of 46.8%, up 60 basis points from fiscal 2011, and up 100 basis points excluding the unfavorable impact of currencies, due to improved product costs including the impact of the 2011 battery manufacturing footprint restructuring, and reduced promotional activity, and favorable pricing and product costs in Personal Care, as the Schick Hydro launch further matures,

(Dollars in millions, except per share and percentage data)

- Net cash flow from operating activities was $631.6, up $219.1 or 53% as compared to fiscal 2011 and returning to a more normalized level after a year of significant investments in fiscal 2011,
- Refinancing of the Company's maturing term loan and a matured private placement note via the issuance of $500.0 principal amount of 4.70% ten year notes,
- Improved working capital as a percent of net sales, which declined to 21.4% for fiscal 2012 as compared to 22.9% in fiscal 2011,
- Payment of the Company's first quarterly dividend of $0.40 per share of common stock in September, and
- The repurchase of 5.9 million shares of the Company's common stock at a cost of approximately $418.

While the Company has made improvements to its battery manufacturing footprint, and has initiated efforts to reduce working capital investment in a meaningful way, continued competitive and growth challenges and a desire to ensure an appropriate level of operating flexibility has led to a comprehensive enterprise-wide review of the Company's cost structure and operating model.

2013 Restructuring Initiatives

In November 2012, which was in the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the Company's management to determine the final plan with respect to these initiatives.

The Company expects to achieve gross annualized pre-tax cost savings of approximately $200 million as a result of this restructuring plan. The Company expects that nearly three quarters of the savings will improve profitability, and the remaining portion of the savings will be re-invested in the business to drive long-term growth. The Company estimates one-time charges associated with achieving these benefits to be near of $250, of which approximately 25% to 30% are estimated to be non-cash charges.

The Company expects that a substantial portion of the actions necessary to achieve the targeted savings should be completed by the end of fiscal 2014 and the total on-going savings are expected to be fully realized in fiscal 2015. A majority of the one-time charges associated with these initiatives are expected to be recorded within the next 12 to 20 months as restructuring costs will likely be incurred ahead of achieving estimated savings.

These actions are expected to reduce the global workforce by more than 10%, or approximately 1,500 colleagues.

In order to achieve these savings, we are undertaking efforts to:

- Rationalize and streamline operations facilities in the Household Products Division:
    - Close Maryville, MO battery manufacturing facility
    - Close St. Albans, VT battery manufacturing facility
    - Close Tampoi, Malaysia battery packaging facility
    - Streamline Asheboro, NC battery manufacturing and packaging facilities
    - Streamline Walkerton, Canada packaging facility
    - Streamline lights manufacturing in China
- Consolidate G&A functional support across the organization;
- Streamline the Household Products Division product portfolio to enable increased focus on our core battery and portable lighting business;
- Streamline the marketing organization within our Household Products division;
- Optimize our go-to-market strategies and organization structures within our international markets;
- Reduce overhead spending including changes to benefit programs and other targeted spending reductions; and
- Create a center-led purchasing function to drive procurement savings.

The Company expects these savings will generate increased cash flow and improve key operating metrics, including gross

(Dollars in millions, except per share and percentage data)

margin and overheads as a percent of sales. In addition, approximately a quarter of the gross savings will be used to increase investment in brand building and innovation to drive future growth, and enable investments in information technology systems to improve capabilities and reduce costs.

Financial Results

For the year ended September 30, 2012, net earnings were $408.9, or $6.22 per diluted share, compared to net earnings of $261.2 or $3.72 per diluted share, in fiscal 2011 and $403.0, or $5.72 per diluted share, in fiscal 2010. Total average diluted shares outstanding were 65.7 million, 70.3 million and 70.5 million for fiscal 2012, 2011 and 2010, respectively. The decline in average diluted shares outstanding over the time period presented was the result of share repurchase activity.

Diluted earnings per share (EPS) for each fiscal year were impacted by certain items related to restructuring and realignment activities, costs associated with the acquisition and integration of acquired businesses, refinancing activities, certain tax adjustments to update prior year provisions/benefits and net deferred tax balances and recognize the tax benefit of certain foreign dividends and the devaluation and implementation of highly inflationary accounting in Venezuela. The impacts of these items on both reported net earnings and net earnings per diluted share are provided below as a reconciliation of net earnings and net earnings per diluted share to adjusted net earnings and adjusted net earnings per diluted share, which are non-GAAP measures.

	For The Years Ended September 30,					
	Net Earnings			Diluted EPS		
	2012	2011	2010	**2012**	2011	2010
Diluted Net Earnings/EPS - GAAP	**$ 408.9**	$ 261.2	$ 403.0	**$ 6.22**	$ 3.72	$ 5.72
Impacts, net of tax: expense (income)						
Household Products restructuring	**(5.7)**	63.3	—	**(0.09)**	0.89	—
Early debt retirement / duplicate interest	**—**	14.4	—	**—**	0.21	—
Other realignment/integration	**10.2**	10.5	7.6	**0.15**	0.15	0.10
Acquisition inventory valuation	**—**	4.4	—	**—**	0.06	—
Venezuela (VZ) devaluation/other	**—**	1.8	14.2	**—**	0.03	0.20
Early termination of interest rate swap	**1.1**	—	—	**0.02**	—	—
Valuation allowance, other tax adjustments	**(7.0)**	9.7	(29.6)	**(0.10)**	0.14	(0.42)
Diluted Net Earnings/EPS - adjusted (Non-GAAP)	**$ 407.5**	$ 365.3	$ 395.2	**$ 6.20**	$ 5.20	$ 5.60

Operating Results

Net Sales

Net Sales - Total Company
For the Years Ended September 30,

	2012	**% Chg**	2011	% Chg	2010
Net sales - prior year	**$ 4,645.7**		$ 4,248.3		$ 3,999.8
Organic	**(55.6)**	**(1.2)%**	42.0	1.0 %	80.7
Impact of currency	**(69.1)**	**(1.5)%**	108.4	2.6 %	101.4
Change in VZ - post devaluation	**—**	**— %**	(15.3)	(0.4)%	(23.3)
Incremental impact of acquisitions	**46.2**	**1.0 %**	262.3	6.2 %	89.7
Net sales - current year	**$ 4,567.2**	**(1.7)%**	$ 4,645.7	9.4 %	$ 4,248.3

Net sales for fiscal 2012 were $4,567.2, down $78.5 or 1.7%, as compared to fiscal 2011 including the unfavorable impact of currencies of approximately $69. Excluding the unfavorable impact of currencies, sales were essentially flat as incremental sales related to the full year ownership of ASR and organic sales growth in Personal Care were offset by declines in Household Products. Organically, net sales grew 0.6% in Personal Care, which was following mid-single digit organic growth in fiscal

(Dollars in millions, except per share and percentage data)

2011 as the prior year included continued launch activities for *Schick Hydro*. Organically, net sales in Household Products declined 3.2% in fiscal 2012 due, in part, to continued category softness and a loss in market share, primarily in the U.S., due to lost shelf space and display activities.

Net sales for fiscal 2011 were $4,645.7, an increase of $397.4, or 9.4%, as compared to fiscal 2010, due primarily to the inclusion of ASR and the favorable impacts of currencies. On an organic basis, net sales for the fiscal year increased 1.0% as higher sales in Personal Care due, in part, to the *Schick Hydro* launch, higher sales of disposable razors and increased revenue in Skin Care were offset by declines in Household Products and legacy men's razor systems.

For further discussion regarding net sales in Personal Care and Household Products, please see the section titled "Segment Results" provided below.

Gross Profit
Gross profit dollars were $2,137.9 in fiscal 2012, $2,145.7 in fiscal 2011 and $2,019.3 in fiscal 2010. The slight decrease in gross profit in fiscal 2012 as compared to fiscal 2011 was due to the decline in net sales noted above including the negative impact of unfavorable currencies, partially offset by improved gross margin as a percent of net sales.

Gross Margin as a percent of net sales for fiscal 2012 was 46.8%, up approximately 60 basis points as compared to fiscal 2011. This increase in gross margin as a percent of net sales was more pronounced excluding the unfavorable impact of currencies, which negatively impacted the year over year comparison by approximately 40 basis points. Exclusive of the unfavorable impact of currencies, gross margin as a percent of net sales improved approximately 100 basis points in fiscal 2012 due primarily to improved product costs, including savings from the 2011 Household Products manufacturing footprint changes, and the impact of favorable pricing and product costs in Personal Care.

Gross margin as a percent of net sales was 46.2% in fiscal 2011 and 47.5% in fiscal 2010. The decrease in fiscal 2011 was due primarily to the inclusion of lower margin ASR products, which reduced gross margin by approximately 130 basis points during the period as compared to fiscal 2010. In addition, higher commodity costs primarily in batteries, and higher introductory coupon and trade promotion related to the *Schick Hydro* launch were offset by favorable currencies and product mix.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $895.1, or 19.6% of net sales as compared to $856.1, or 18.4% of net sales for fiscal 2011. The dollar increase of $39.0 includes approximately $7 for costs associated with the Company's recent enterprise-wide review of its operating model and cost structure. In addition, fiscal 2012 includes higher costs of approximately $13, as compared to fiscal 2011, related to the increase in the underlying value of the Company's unfunded deferred compensation liabilities due to the increase in the value of market securities. Other increases in SG&A for fiscal 2012 as compared to 2011 included pension expense, up approximately $7, due primarily to the impact of lower market interest rates on the value of pension liabilities and higher incentive compensation, as short and long term performance targets were achieved in fiscal 2012 and were not achieved in fiscal 2011 due, in part, to our prior year strategic investments.

Advertising and Sales Promotion
For fiscal 2012, advertising and sales promotion (A&P) was $449.5, down $74.5 as compared to fiscal 2011. A&P as a percent of net sales for fiscal 2012 was 9.8% as compared to 11.3% of net sales in fiscal 2011. The prior fiscal year included significant A&P spending related to the continued launch of *Schick Hydro*. We planned for A&P spending to return closer to pre-launch levels in fiscal 2012. The *Schick Hydro* launch was initiated in North America in April 2010.

A&P expense was 9.8%, 11.3% and 10.9% of sales for fiscal 2012, 2011 and 2010, respectively. The higher level of A&P spending in relation to net sales in fiscal 2011 and 2010 was due to significant launch activities for *Schick Hydro*. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

Research and Development
Research and development (R&D) expense was $112.5 in fiscal 2012, $108.3 in fiscal 2011 and $97.1 in fiscal 2010. The increase in fiscal 2012 was due primarily to normal cost increases including salary merit increases. The increase in fiscal 2011 as compared to fiscal 2010 reflects the inclusion of ASR, which added approximately $7. As a percent of sales, R&D expense was approximately 2.5% in fiscal 2012 and 2.3% for both fiscal 2011 and 2010.

(Dollars in millions, except per share and percentage data)

Interest, Other Financing, net and Cost of Early Debt Retirements
Interest expense for fiscal 2012 was $127.3, an increase of $5.9 as compared to fiscal 2011 due primarily to the combined affects of higher average borrowings and a slightly higher average borrowing rate.

On May 24, 2012, the Company issued $500.0 aggregate principal amount of 4.70% Senior Notes due in May 2022, with interest paid semi-annually each May and November. The net proceeds of $495 were used to repay existing indebtedness, including approximately $335 of the Company's term loan, which matures in December 2012, $100 of private placement notes, which matured in June 2012 and a portion of the then-outstanding balance under the Company's receivables securitization program.

In addition, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of its then-existing term loan, which was reported as noted above. A charge of $1.7 is included in interest expense in the third fiscal quarter of 2012 related to the early termination of this instrument.

Interest expense for fiscal 2011 was $121.4, a decrease of $4.0 as compared to fiscal 2010 due primarily to lower average borrowings. In May 2011, the Company issued $600.0 principal amount of 4.70% senior notes due May 2021, with interest paid semi-annually beginning in November 2011. A significant portion of the net proceeds from the issuance of the senior notes were used for the early redemption of certain private placement notes. This early redemption required a notice period, which delayed our repayment of the private placement notes. We incurred approximately $3 of duplicate interest expense as a result of this notice period. Exclusive of this duplicate cost, total interest expense for the full fiscal year in 2011 was down $7.0 compared to fiscal 2010.

The Company utilized a majority of the proceeds from its Senior Note issuance in May 2011 to repay existing indebtedness including $475 of private placement notes with maturities ranging from 2011 to 2013. The early retirement of certain of the private placement notes resulted in make-whole payments totaling $19.9, pre-tax, which is reflected as a separate line item in fiscal 2011 on the attached Statements of Earnings and Comprehensive Income.

Other financing, net was income of $5.1 in fiscal 2012 due primarily to $4.5 of interest income. In fiscal 2011, other financing, net was $31.0 of expense due primarily to losses on foreign exchange hedging contracts of approximately $25, which were more than offset by the impact of favorable currencies included in divisional segment profit for fiscal 2011 as compared to fiscal 2010.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 27.7%, 35.7% and 25.8% of earnings before income taxes in fiscal 2012, 2011 and 2010, respectively. Income taxes include the following items which impacted the overall tax rate in the fiscal years' indicated.

For Fiscal 2012, adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. These fiscal 2012 adjustments decreased the income tax provision by $7.0.

For Fiscal 2011:

- The Household Products restructuring included significant costs incurred in countries with comparatively low effective tax rates, which has the effect of increasing our overall effective tax rate due to a lower tax benefit associated with these costs,
- Establishment of an estimated valuation allowance for certain tax loss carryforwards of $4.5 related to costs incurred from the fiscal 2011 closure of the Swiss plant as part of the Household Products restructuring,
- Tax expense of $6.9 due to the establishment of a valuation allowance for certain foreign tax loss carryforwards, which are no longer likely to be utilized, based on a recent evaluation,
- Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. These fiscal 2011 adjustments decreased the income tax provision by $1.7, and
- A tax benefit of $2.6 was recorded in fiscal 2011 associated with the write-up and subsequent sale of inventory acquired in the ASR acquisition.

(Dollars in millions, except per share and percentage data)

For Fiscal 2010:

- A $23.5 tax benefit related to the favorable impact of a foreign tax credit;
- Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. The fiscal 2010 adjustment decreased the income tax provision by $6.1, and
- A $4.1 tax benefit was recorded in fiscal 2010 reflecting the local tax benefit of the Venezuela devaluation charge.

The Company's effective tax rate is highly sensitive to the mix of countries, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax provision estimates could increase or decrease future tax provisions.

Segment Results

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care Products) and Household Products (Battery and Portable Lighting Products). On November 23, 2010, which was in the first quarter of fiscal 2011, we completed the acquisition of ASR. ASR is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades and is part of the Company' s Personal Care segment. Due to the timing of the acquisition, we have a full year of operating results for ASR in fiscal 2012, but only ten months in fiscal 2011. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, acquisition integration or business realignment activities, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as inventory write-up related to purchase accounting, other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations do not represent the costs of such services, if performed on a stand-alone basis.

For the fiscal year ended September 30, 2012, the 2011 Household Products restructuring activities, which were substantially completed by the end of fiscal 2011, generated pre-tax income of $6.8, which was driven by the gain on the sale of our former battery manufacturing facility in Switzerland. This plant was closed in fiscal 2011. This gain was partially offset by $6.0 of additional restructuring costs in fiscal 2012. For the fiscal year ended September 30, 2011, the 2011 Household Products restructuring activities generated pre-tax expense of $79.0.

This structure is the basis for the Company's reportable operating segment information, as included in the tables in Note 17 to the Consolidated Financial Statements for the fiscal years ended September 30, 2012, 2011 and 2010.

PERSONAL CARE

Net Sales - Personal Care Products
For the years ended September 30,

	2012	% Chg	2011	% Chg	2010
Net sales - prior year	$ 2,449.7		$ 2,048.6		$ 1,890.3
Organic growth	15.0	0.6 %	91.9	4.5 %	34.8
Impact of currency	(31.4)	(1.3)%	53.5	2.6 %	43.7
Change in VZ - post devaluation	—	— %	(6.6)	(0.3)%	(9.9)
Incremental impact of acquisitions	46.2	1.9 %	262.3	12.8 %	89.7
Net sales - current year	$ 2,479.5	1.2 %	$ 2,449.7	19.6 %	$ 2,048.6

Net sales for the fiscal year ended September 30, 2012 increased 1.2% , which includes a full twelve months for ASR in fiscal 2012 as compared to only ten months in fiscal 2011 due to the timing of the acquisition, partially offset by the unfavorable

(Dollars in millions, except per share and percentage data)

impact of currencies of $31.4. On an organic basis, net sales increased $15.0, or 0.6%. The year-to-date net sales growth was due to:

- Net sales in Wet Shave, inclusive of the ASR impact, increased approximately 3%, or approximately $50, on a reported basis, and approximately 5% excluding unfavorable currencies. This growth was driven by increased sales of *Schick Hydro*, and the launches of *Schick Hydro* 5 Power Select and *Hydro Silk* women's systems, partially offset by lower sales of legacy branded men's and women's systems,

- Net sales in Skin Care increased approximately $5, on a reported basis, on higher sales of Sun Care products in international markets,

- In Infant Care, net sales decreased approximately $18 on a reported basis, due to category softness and competitive activity, and

- Net sales in Feminine Care decreased approximately $10 on a reported basis, as *Playtex Gentle Glide* declines were partially offset by continued growth in *Playtex Sport.*

Net sales for fiscal 2011 were $2,449.7, up $401.1 or 19.6%, as compared to fiscal 2010. This increase included 4.5% of organic sales growth and the remainder was driven by the inclusion of ASR and favorable currencies. The full year net sales growth was driven primarily by:

- Net sales in Wet Shave increased approximately 29% including the impact of ASR and favorable currencies, offset by a net sales decline in Venezuela. Organic sales grew approximately 6% in Wet Shave due to the launch of *Schick Hydro* men's systems and shave preparations, and higher sales of disposable razors, which were partially offset by lower sales of legacy men's systems, and

- Skin Care net sales increased approximately 9% (7% organic and 2% currencies) due to the favorable impact of lower prior year sun care returns and higher shipments for the current sun care season.

Segment Profit - Personal Care Products

For the years ended September 30,

	2012	**% Chg**	2011	% Chg	2010
Segment profit - prior year	**$ 408.4**		**$ 366.6**		**$ 341.1**
Operations	**68.3**	**16.8 %**	(11.9)	(3.2)%	(25.1)
Impact of currency	**(6.0)**	**(1.5)%**	**26.9**	**7.3 %**	**24.9**
Change in VZ - post devaluation	—	— %	(1.2)	(0.3)%	3.2
Incremental impact of acquisitions	**—**	**— %**	**28.0**	**7.6 %**	**22.5**
Segment profit - current year	**$ 470.7**	**15.3 %**	$ 408.4	11.4 %	$ 366.6

Segment profit for fiscal 2012 was $470.7, up $62.3, or 15.3%. This increase was driven by lower A&P as spending levels reduced in comparison to fiscal 2011 as the *Schick Hydro* launch continues to mature. In addition, gross profit increased due to higher sales as noted above and improved gross margin as a percentage of net sales due primarily to favorable pricing and product costs. These segment profit gains were partially offset by the unfavorable impact of currencies and higher overheads due, in part, to the full year ownership of ASR.

Segment profit for fiscal 2011 was $408.4, up $41.8, or 11.4%, due to the favorable impacts of the inclusion of ASR and currencies. This was partially offset by lower operational results of approximately $12, or 3%, due to increased A&P as the *Schick Hydro* launch continued, partially offset by higher gross proft from the organic sales growth noted above.

(Dollars in millions, except per share and percentage data)

HOUSEHOLD PRODUCTS

Net Sales - Household Products
For the years ended September 30,

	2012	% Chg	2011	% Chg	2010
Net sales - prior year	$ 2,196.0		$ 2,199.7		$ 2,109.5
Organic Change	(70.6)	(3.2)%	(49.9)	(2.3)%	45.9
Impact of currency	(37.7)	(1.7)%	54.9	2.5 %	57.7
Change in VZ - post devaluation	—	— %	(8.7)	(0.4)%	(13.4)
Net sales - current year	$ 2,087.7	(4.9)%	$ 2,196.0	(0.2)%	$ 2,199.7

Net Sales for the twelve months ended September 30, 2012 decreased 4.9%, inclusive of a 1.7% decline due to unfavorable currencies. Excluding the impact of currencies, organic sales declined 3.2% due primarily to a slow start to the fiscal year in the first fiscal quarter as net sales were adversely impacted by a shift in timing of retailer holiday deliveries, significant prior year hurricane response volumes that did not repeat at similar levels during fiscal 2012, increasing household battery category volume softness and the negative impact of lost shelf space and display activities, primarily in the U.S., in the second half of the fiscal year. We estimate that battery category unit volumes declined approximately 5% in the Company's global measured markets during fiscal 2012. In addition, we estimate that the Company's dollar market share declined by approximately one point during this same period, due primarily to lower market share in the U.S. as a result of the lost shelf space and display activities noted above.

For fiscal 2011, net sales were $2,196.0, essentially flat as compared to $2,199.7 for fiscal 2010. Organic sales declined 2.3% as compared to fiscal 2010 due to continued negative category value trends and increased retailer trade spending, primarily in the U.S. and Western Europe. We estimate that the dollar value of the battery category in global measured markets declined in the low single digits in fiscal 2011. This decline in organic sales on a year over year basis was offset by favorable currencies.

Segment Profit - Household Products
For the years ended September 30,

	2012	% Chg	2011	% Chg	2010
Segment profit - prior year	$ 410.6		$ 451.1		$ 398.6
Operations	12.1	3.0 %	(71.3)	(15.8)%	28.5
Impact of currency	(22.5)	(5.5)%	28.1	6.2 %	30.6
Change in VZ - post devaluation	—	— %	2.7	0.6 %	(6.6)
Segment profit - current year	$ 400.2	(2.5)%	$ 410.6	(9.0)%	$ 451.1

Segment profit for fiscal 2012 was $400.2, a decrease of $10.4, or 2.5%, due primarily to the unfavorable impact of currencies. Operationally, segment profit increased $12.1 as reduced gross margin due to continued household battery volume softness and the market share loss noted above was more than offset by pricing gains, cost savings related to our 2011 Household Products manufacturing footprint restructuring and global cost containment efforts.

Segment profit for fiscal 2011 was $410.6, down $40.5, or 9.0%. The favorable impact of currencies was offset by operational results, which declined $71.3, or 15.8%, due primarily to category value declines, increased retailer trade spending, the unfavorable impact of higher commodity prices, and investments in growth initiatives.

(Dollars in millions, except per share and percentage data)

GENERAL CORPORATE AND OTHER EXPENSES

	For The Years Ended September 30,		
	2012	2011	2010
General corporate expenses	**$ 151.2**	$ 116.9	$ 97.6
Integration/other realignment	**7.8**	3.0	10.8
Sub-Total	**159.0**	119.9	108.4
Household Products restructuring	**(6.8)**	79.0	—
ASR costs:			
Deal expenses	**—**	4.2	0.5
Severance/other integration	**8.4**	9.3	—
Acquisition inventory valuation	**—**	7.0	—
General corporate and other expenses	**$ 160.6**	$ 219.4	$ 108.9
% of net sales	**3.5%**	4.7%	2.6%

General Corporate and Other Expenses
For fiscal 2012, general corporate expenses, including integration/other realignment, were $159.0 an increase of $39.1 as compared to fiscal 2011, due primarily to higher corporate expenses including:

- increased costs of approximately $13 due to the year over year change in the underlying value of the Company's unfunded deferred compensation liabilities driven by the increase in the value of market securities,
- higher pension costs of approximately $7 due primarily to the unfavorable impact of lower market discount rates on the actuarial value of pension liabilities due to the changes in the value of market securities,
- higher annual bonus and stock award compensation of approximately $14 as short and long term performance targets were achieved in fiscal 2012 and were not achieved in fiscal 2011 due, in part, to our prior year strategic investments, and
- higher integration/other realignment costs in fiscal 2012, which included approximately $7 associated with the assessment phase of our 2013 restructuring plan.

The increase in general corporate expenses inclusive of integration/other realignment costs in fiscal 2012 as compared to fiscal 2011was more than offset by significantly lower costs in fiscal 2012 associated with the 2011 Household Products restructuring and lower ASR transaction, integration and inventory write-up costs.

For fiscal 2011, general corporate expenses, including integration/other realignment, were $119.9, an increase of $11.3 as compared to fiscal 2010, due primarily to higher corporate compensation expenses, most notably higher stock award amortization and higher pension expenses due primarily to the decline in market discount rates, which results in an increase in the actuarial value of pension liabilities. This was partially offset by lower integration and other realignment costs, exclusive of the 2011 Household Products restructuring, which is included on a separate line in the above table. In fiscal 2011, the Company incurred $13.5 of ASR transaction and integration expenses and $7.0 of costs associated with the write-up and subsequent sale of the acquired ASR inventory.

Liquidity and Capital Resources
At September 30, 2012, the Company had $718.5 in available cash, the vast majority of which was outside of the U.S. and $438.9 available under its committed debt facilities, exclusive of available borrowings under the receivables securitization program.

Advances under the Company's existing receivables securitization program, which may not exceed $200, are not considered debt for purposes of the Company's debt compliance covenants. At September 30, 2012, $140.0 was outstanding under this facility.

The Company's Revolving Credit Agreement currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450. We have no outstanding borrowings under our revolving credit facility, and $438.9 remains available as of September 30, 2012, including $11.1 of outstanding letters of credit.

(Dollars in millions, except per share and percentage data)

On May 24, 2012, the Company issued $500.0 aggregate principal amount of 4.70% Senior Notes due in May 2022, with interest paid semi-annually each May and November. The net proceeds of $495 were used to repay existing indebtedness, including approximately $335 of the Company's term loan, which matures in December 2012, $100 of private placement notes, which matured in June 2012 and a portion of the then-outstanding balance under the Company's receivables securitization program.

At this time, the Company has a remaining term loan outstanding of $106.5, which will mature in December 2012. We expect to fund this repayment with available cash and other borrowing capacity.

As a result of the permanent repayment of $335 of our existing term loan, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of our then-existing term loan balance. The interest rate swap agreement was terminated following repayment of the debt associated with the interest rate swap derivative. A charge of $1.7 was included in interest expense in fiscal 2012 related to the early termination of this hedging instrument. The Company remains a party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company's interest rate on $100.0 of the Company's remaining variable rate term loan debt through December 2012 at an interest rate of 1.9%.

Operating Activities
Cash flow from operating activities is the primary funding source for operating needs and capital investments. Cash flow from operating activities was $631.6 in fiscal 2012, an increase of $219.1, or 53%, as compared to fiscal 2011. Cash flow from operating activities was $412.5 in fiscal 2011, a decrease of $239.9 as compared to $652.4 for fiscal 2010. The increase in cash flow from operating activities in fiscal 2012 was due primarily to higher operating cash flow before changes in working capital as fiscal 2011 included significant costs in support of the continued *Schick Hydro* launch as well as the 2011 Household Products restructuring. These same factors were the drivers for the decrease in fiscal 2011 as compared to fiscal 2010.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) resulted in a positive cash flow of approximately $45 in fiscal 2012 as compared to fiscal 2011. The most significant impact was in accounts payable due to an improvement in year over year days payable outstanding during fiscal 2012. The changes in the remaining components of working capital essentially offset, with lower accounts receivable offset by slightly higher inventory and other current assets.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) resulted in a negative cash flow of approximately $110 in fiscal 2011 as compared to fiscal 2010. The most significant impact was in accounts payable and other current liabilities, which decreased collectively by approximately $120 in fiscal 2011 due primarily to the level of promotional activities and the timing of payments. The unfavorable cash flow impact due to lower levels of accounts payable and other current liabilities at the end of fiscal 2011 was partially offset by lower inventory of approximately $65 as we anniversary the inventory build to support the initial *Schick Hydro* launch and the impact of hurricane-related inventory reduction in the fourth quarter of fiscal 2011.

Investing Activities
Net cash used by investing activities was $94.9, $363.5 and $113.3 in fiscal 2012, 2011 and 2010, respectively. Capital expenditures were $111.0, $98.0 and $108.7 in fiscal 2012, 2011 and 2010, respectively. These capital expenditures were funded by cash flow from operations. In addition to cash outflows related to capital expenditures, the most significant impact to cash flow used by investing activities in fiscal 2011 was the acquisition of ASR for net cash of $267, which reflects a cash purchase price of $301, net of $34 of acquired cash. The Company financed this acquisition with available cash of approximately $129 and borrowings from our receivables securitization program. See Note 17 to the Consolidated Financial Statements for capital expenditures by segment.

Exclusive of our recently announced restructuring plan, capital expenditures of approximately $90 to $100 are anticipated in fiscal 2013 with disbursements for new product and cost reduction-related capital driving the largest components of projected capital spending. Also, we expect to incur additional capital expenditures of approximately $50 over the next two years to enable certain aspects of our restructuring plan. This will include certain manufacturing and packaging investments as well as improvements in our information technology platform. Total capital expenditures, including incremental investments related to our restructuring plan, are expected to be financed with funds generated from operations.

Financing Activities
The Company's total borrowings were $2,532.5 at September 30, 2012, including $268.9 tied to variable interest rates, of which $100 is hedged via the interest rate swap discussed above. The Company maintains total debt facilities of $2,982.5. The

(Dollars in millions, except per share and percentage data)

Company's Revolving Credit Agreement currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450. We have no outstanding borrowings under our revolving credit facility, and $438.9 remains available as of September 30, 2012, including $11.1 of outstanding letters of credit.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its earnings before interest taxes depreciation and amortization (EBITDA), as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, indebtedness to EBITDA may not be greater than 4.00 to 1; if the ratio is above 3.50 to 1, for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.50 to 1. In addition, under the credit agreements, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its EBITDA was 2.64 to 1, and the ratio of its EBIT to total interest expense was 5.86 to 1, as of September 30, 2012. These ratios are impacted by pre-tax cash charges associated with restructuring activities as such charges reduce both EBITDA and EBIT as defined in the agreements. The ratios at September 30, 2012 did not include material restructuring charges. However, these ratios will be negatively impacted in the next two fiscal years as we execute our recently announced restructuring plan in fiscal 2013 and 2014. In addition to the financial covenants described above, the credit agreements and the note purchase agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be "added-back" in determining EBITDA for purposes of the indebtedness ratio. However, unusual gains, such as those resulting from the sale of certain assets, would be excluded from the calculation of EBITDA. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not "added-back". Total interest expense is calculated in accordance with GAAP.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Beginning in September 2000, the Company's Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. On April 30, 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaces a prior stock repurchase authorization, which was approved in July 2006. In fiscal 2012, the Company repurchased 5.9 million shares of the Company's common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $418. All the shares were purchased in the open market and approximately 2 million were repurchased under the prior Board authorization and approximately 4 million were repurchased under the new Board resolution. The Company has approximately 6 million shares remaining on the April 2012 Board authorization to repurchase its common stock in the future.

On July 30, 2012, the Company announced that its Board of Directors declared the payment of its first quarterly dividend of $0.40 per share of common stock, which was paid on September 13, 2012. The dividend paid totaled $24.9.

On November 5, 2012, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2013 of $0.40 per share of Common Stock, payable December 12, 2012 to all shareholders of record on the close of business on November 20, 2012.

(Dollars in millions, except per share and percentage data)

A summary of the Company's contractual obligations at September 30, 2012 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$ 2,371.5	$ 231.5	$ 370.0	$ 360.0	$ 1,410.0
Interest on long-term debt	753.4	121.8	221.6	169.6	240.4
Minimum pension funding(1)	133.8	58.6	34.1	41.1	—
Operating leases	127.2	26.8	36.4	25.9	38.1
Purchase obligations and other(2) (3)	70.7	54.5	16.2	—	—
Total	$ 3,456.6	$ 493.2	$ 678.3	$ 596.6	$ 1,688.5

1 Globally, total pension contributions for the Company in the next twelve months are estimated to be approximately $59. The U.S. pension plans constitute 80% of the total benefit obligations and plan assets for the Company's pension plans. The estimates beyond 2012 represent future pension payments to comply with local funding requirements in the U.S. only. The projected payments beyond fiscal year 2017 are not currently determinable.

2 The Company has estimated approximately $5.2 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2012, the Company's Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $41.0, excluding $11.8 of interest and penalties. The contractual obligations table above does not include this liability beyond one year. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

3 Included in the table above are approximately $17 of fixed costs related to third party logistics contracts.

Purchase obligations set forth in the table above represent contractual obligations that generally have longer terms, and are non-routine in nature. The Company also has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily individual, short-term purchase orders for routine goods and services at estimated fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2012, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future. As such, these obligations have been excluded from the table above.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analysis are forward-looking statements of market risk assuming certain adverse market conditions occur. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Currency Rate Exposure

A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. Changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro may continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies, as necessary. Additionally, the Company attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies.

From time to time the Company may employ foreign currency hedging techniques to mitigate potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk may also be hedged. The primary currencies to which the Company's foreign affiliates are exposed include the U.S. dollar,

(Dollars in millions, except per share and percentage data)

the Euro, the Yen, the British pound, the Canadian dollar and the Australian dollar.

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows and foreign currency derivatives with durations of generally one year or less, including forward exchange contracts. Certain of the foreign exchange contracts have been designated and are accounted for as cash flow hedges.

The Company enters into foreign currency derivative contracts to hedge certain existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The change in estimated fair value of the foreign currency contracts for fiscal 2012 and 2011 resulted in expense of $1.9 and income of $4.5, respectively, and was recorded in Other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. At September 30, 2012 and 2011, the Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $5.9 and and unrealized pre-tax gain of $3.3, respectively, included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Contract maturities for these hedges extend into 2014. There were 61 open contracts at September 30, 2012 with a total notional value of approximately $359.

The Company has investments in Venezuelan affiliates. Venezuela has been considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2012, the Company had approximately $40 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including the Company's ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, such as inflation and consumer spending, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela, including the availability of U.S. dollars at the official foreign exchange rate.

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, the Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities.

In September 2012, the Company discontinued hedge accounting treatment for its existing zinc contracts. These contracts no longer meet the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. The zinc forward hedges were designed to offset movement in our purchased zinc supplies, which include indium and certain conversion components. These two ancillary components of the Company's purchased zinc supplies have been highly volatile, and have negatively impacted the correlation between the zinc hedging contracts and the change in the cost of our zinc supplies. Due to this volatility, the zinc forward contracts no longer meet the effectiveness requirements for treatment as cash flow hedges under the accounting guidelines.

The pre-tax gain recognized on these zinc contracts that were no longer considered cash flow hedges was $1.6 at September 30, 2012 and was included in other financing in the Consolidated Statement of Earnings and Comprehensive Income.

Contract maturities for these hedges extend into 2014. There were 17 open contracts at September 30, 2012 with a total notional value of approximately $31.

Interest Rate Exposure
At September 30, 2012 and 2011, the fair market value of the Company's fixed rate debt is estimated at $2,438.0 and $1,969.3, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of debt is greater than the carrying value of the Company's debt by $174.4 and $104.3 at September 30, 2012 and 2011, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $53.6 and $48.1 at September 30, 2012 and 2011, respectively. See Note 10 to the Consolidated Financial Statements for additional information regarding the Company's debt.

(Dollars in millions, except per share and percentage data)

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2012, the Company has a remaining variable rate term loan outstanding of $106.5, which will mature in December 2012. The Company remains party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company's interest rate on $100 of the Company's remaining variable rate term loan debt through December 2012. Given the fact that the remaining portion of the term loan matures in December 2012, the Company's outstanding debt at September 30, 2012 was not subject to material interest rate risk.

At September 30, 2012 and 2011, respectively, the Company had an unrealized pre-tax loss on interest rate swap agreements of $0.3 and $4.7 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Over the next three months the interest rate swap agreement will be fully settled and the total $0.3 pre-tax loss included in Accumulated other comprehensive loss is expected to be included in earnings, based on current market conditions.

Stock Price Exposure
At September 30, 2012, the Company held a share option with a major financial institution to mitigate the impact of changes in certain of the Company's unfunded deferred compensation liabilities, which are tied to the Company's common stock price. The fair market value of the share option was $2.5 as included in other current assets and $3.4 as included in other current liabilities at September 30, 2012 and 2011, respectively. The change in estimated fair value of the total share option for fiscal 2012 and 2011 resulted in income of $6.1 and expense of $0.6 respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the Consolidated Statements of Cash Flows as the period activity associated with the Company's deferred compensation liability, which was in cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are typically impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 30% of total Household Products net sales in fiscal 2012 and 2011 and 32% in fiscal 2010. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

Customer orders for the Company's sun care products are highly seasonal, which has historically resulted in higher sun care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality and timing of orders for sun care products.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows. They include: the timing of new product launches by competitors or by the Company, the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company, and the timing of retailer merchandising decisions and actions.

Other Matters

Environmental Matters
The operations of the Company, like those of other companies, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2012 were $19.9, of which $4.5 is expected to be spent in fiscal 2013. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements. We can provide no assurance that such mitigation will be available in the future.

Legal and other contingencies
The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Company's businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

In January 2011, Munchkin, Inc. commenced an action against a subsidiary of the Company in the United States District Court for the Central District of California seeking a declaration that certain Munchkin, Inc. advertising claims were valid and alleging false advertising claims by the Company. A jury trial resulted in an adverse verdict in July 2012 in the amount of approximately $13.5 million. As a result of the jury verdict, the Company recorded an accrual of $13.5 million as of June 30, 2012. In September 2012, the court ordered a new trial with respect to the claims on which the jury awarded damages, which set aside the previous jury verdict. Based on this development and our current assessment of the matter, the Company reversed the previously established litigation reserve.

In October 2012, after receiving five reports from consumers, the Company announced a voluntary market withdrawal of certain continuous spray Banana Boat sun care products due to a potential risk of product igniting on the skin if contact was made with a source of ignition before the product was completely dry. The Company is voluntarily removing these products from retail outlets because of this potential safety concern. The Company has provided for the costs associated with the voluntary withdrawal in its fiscal 2012 financial statements, and is unable to determine with any degree of certainty what, if any, other liabilities may arise.

Critical Accounting Policies

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas, among others, requiring the application of management's estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, pension and postretirement benefit costs, share-based compensation, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances, and legal and environmental matters. On an ongoing basis, the Company evaluates its estimates, but actual results could differ from those estimates.

The Company's most critical accounting policies are: revenue recognition; pension and other postretirement benefits, share-based compensation, the valuation of long-lived assets including property, plant and equipment, income taxes including uncertain tax positions and the carrying value of intangible assets and the related impairment testing of goodwill and other indefinite-lived intangible assets. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company's significant accounting policies is contained in Note 2 of the Notes to Consolidated Financial Statements. This listing is not intended to be a comprehensive list of all of the Company's accounting policies.

- **Revenue Recognition** The Company derives revenues from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns, which are discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return exists for a particular sale.

  Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met:

(Dollars in millions, except per share and percentage data)

the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collection is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to more accurately estimate potential returns. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2012 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by $3.0 and our reported operating income by $2.7.

The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales.

The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material to annual results.

- **Pension Plans and Other Postretirement Benefits** The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. This has been evident in recent periods, as market discount rates utilized to determine the actuarial valuation of plan liabilities have moved significantly lower. This has resulted in higher actuarial pension liabilities and contributed to higher net periodic pension costs. We expect this trend to continue in fiscal 2013 based on market rates at October 1, 2012, which is the valuation date for the Company's pension plans. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans' estimated payouts. For the U.S. plans, which represent the Company's most significant obligations, we consider the Mercer yield curves in determining the discount rates.

Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company's annual earnings, prospectively. Based on plan assets at September 30, 2012, a one percentage point decrease or increase in expected asset returns would decrease or increase the Company's pre-tax pension expense by approximately $9. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase pension obligations by approximately $135.2 at September 30, 2012.

As allowed under GAAP, the Company's U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and

(Dollars in millions, except per share and percentage data)

future service benefits will no longer be accrued under this retirement program. It is expected that the Company will provide an enhanced defined contribution benefit in conjunction with this action, but this change is expected to result in an overall reduction in the costs of retirement benefits for U.S. colleagues. We expect to recognize a curtailment gain in pre-tax earnings of between $30 to $40 in the first fiscal quarter of 2013 as a result of this plan change. This estimate may vary from the actual curtailment gain due primarily to changes in market interest rates and other factors.

- **Share-Based Compensation** The Company grants restricted stock equivalents, which generally vest over three to four years. A portion of the restricted stock equivalents granted provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The estimated fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects the initial assumption that target performance goals will be achieved. Compensation expense may be adjusted during the life of the performance grant based on management's assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, compensation expense is adjusted to reflect the reduced expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

- **Valuation of Long-Lived Assets** The Company periodically evaluates its long-lived assets, including property, plant and equipment, goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as discounted cash flows. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation. See the discussion on "Acquisitions, Goodwill and Intangible Assets" included later in this section for further information.

  In November 2012, which is the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the company's management to determine the final plan with respect to these initiatives.

  The Company estimates one-time charges associated with the restructuring will include accelerated depreciation and asset impairment charges on certain manufacturing assets including property, plant and equipment located at the facilities targeted for closing or some form of streamlining in our recently announced restructuring plan. Based on our initial assessment, we estimate that we will incur an impairment charge in fiscal 2013 in the range of $10 to $15, pre-tax, which we expect to record in the first quarter of fiscal 2013. Additionally, we estimate accelerated depreciation on this specific property, plant and equipment will be in the range of $50 to $60, and will be incurred over the next 12 to 18 months as facilities are closed or streamlined. We do not believe our restructuring plan will result in the impairment of any other material long-lived assets, other than the identified property, plant and equipment. For further discussion see the Company overview section above.

- **Income Taxes** Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

  Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at estimated fair value in business combinations for which there was no corresponding tax basis adjustment.

  We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund pension and other post retirement obligations and fund capital projects.

  The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly.

- **Acquisitions, Goodwill and Intangible Assets** The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical available information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other intangible assets are expected to have determinable useful lives. Our assessment of intangible assets that have an indefinite life and those that have a determinable life is based on a number of factors including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment. Our estimates of the useful lives of determinable-lived intangible assets are primarily based on the same factors. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment.

However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values in the future. A reduction in the estimated fair values could result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and, therefore, are more susceptible to an adverse change that could require an impairment charge.

During fiscal 2012, we tested goodwill for impairment for both the Energizer and Personal Care reporting units. There were no indications of impairment of goodwill noted during this testing.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various product categories. No impairment was indicated as a result of this testing. However, the recorded values for two brands, *Playtex* and *Wet Ones*, were relatively close to the carrying value at approximately 115% of the carrying value (approximately $650) for the *Playtex* brand and approximately 106% of the carrying value (approximately $200) for the *Wet Ones* brand. Key assumptions included in the testing of these brand values were a discount rate of 8.00% and a terminal growth rate of 2.75%.

Recently Issued Accounting Standards
There are no new accounting pronouncements issued or effective that had or will have a material impact on our Consolidated Financial Statements.

On July 27, 2012, the Financial Accounting Standards Board (FASB) issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived intangible asset impairment test. The new guidance is effective for annual indefinite-lived intangible asset impairment tests to be performed in fiscal year 2013, with early adoption permitted.

Summary Selected Historical Financial Information

(In millions, except per share data)

Statements of Earnings Data (a)	FOR THE YEARS ENDED SEPTEMBER 30,				
	2012	2011	2010	2009	2008
Net sales	**$ 4,567.2**	$ 4,645.7	$ 4,248.3	$ 3,999.8	$ 4,331.0
Depreciation and amortization	**162.2**	181.3	139.2	130.4	141.3
Earnings before income taxes (d)	**565.4**	406.0	543.4	445.3	473.2
Income taxes	**156.5**	144.8	140.4	147.5	143.9
Net earnings (e)	**$ 408.9**	$ 261.2	$ 403.0	$ 297.8	$ 329.3
Earnings per share:					
Basic	**$ 6.30**	$ 3.75	$ 5.76	$ 4.77	$ 5.71
Diluted	**$ 6.22**	$ 3.72	$ 5.72	$ 4.72	$ 5.59
Average shares outstanding:					
Basic	**64.9**	69.6	70.0	62.4	57.6
Diluted	**65.7**	70.3	70.5	63.1	58.9
Balance Sheet Data	AT SEPTEMBER 30,				
	2012	2011	2010	2009	2008
Working capital (b)	**$ 1,215.1**	$ 1,233.3	$ 1,176.0	$ 966.3	$ 665.1
Property, plant and equipment, net	**848.5**	885.4	840.6	863.4	835.5
Total assets (c)	**6,731.2**	6,531.5	6,255.8	6,017.3	5,667.7
Long-term debt	**2,138.6**	2,206.5	2,022.5	2,288.5	2,589.5

(a) Year over year comparatives may be impacted in varying degrees by acquisitions.
(b) Working capital is current assets less current liabilities.
(c) The Company has made two reclassifications for financial reporting purposes that impact the balance sheets only. See Note 16 of the Notes to Consolidated Financial Statements for further information.

(d) Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,				
	2012	2011	2010	2009	2008
ASR integration/transaction costs	**$ (8.4)**	$ (13.5)	$ (0.5)	$ —	$ —
Other realignment/integration costs	**(7.8)**	(3.0)	(11.0)	(13.6)	(21.1)
Early termination of interest rate swap	**(1.7)**	—	—	—	—
Household Products restructuring	**6.8**	(79.0)	—	—	—
Early debt retirement/duplicate interest	**—**	(22.9)	—	—	—
Acquisition inventory valuation	**—**	(7.0)	—	(3.7)	(27.5)
Venezuela devaluation/other impacts	**—**	(1.8)	(18.3)	—	—
Voluntary retirement/reduction in force costs	**—**	—	0.2	(38.6)	—
Paid time off adjustment	**—**	—	—	24.1	—
Total	**$ (11.1)**	$ (127.2)	$ (29.6)	$ (31.8)	$ (48.6)

(e) Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,				
	2012	2011	2010	2009	2008
ASR integration/transaction costs	**$ (5.3)**	$ (8.5)	$ —	$ —	$ —
Other realignment/integration costs	**(4.9)**	(2.0)	(7.4)	(8.9)	(13.4)
Early termination of interest rate swap	**(1.1)**	—	—	—	—
Household Products restructuring	**5.7**	(63.3)	—	—	—
Early debt retirement/duplicate interest	**—**	(14.4)	—	—	—
Acquisition inventory valuation	**—**	(4.4)	—	(2.3)	(16.5)
Venezuela devaluation/other impacts	**—**	(1.8)	(14.2)	—	—
Voluntary retirement/reduction in force costs	**—**	—	0.1	(24.3)	—
Paid time off adjustment	**—**	—	—	15.2	—
Adjustments to valuation allowances and prior years tax accruals	**7.0**	(9.7)	6.1	(1.5)	(1.1)
Tax benefits - special foreign dividend	**—**	—	23.5	—	—
Total	**$ 1.4**	$ (104.1)	$ 8.1	$ (21.8)	$ (31.0)

Responsibility for Financial Statements

The preparation and integrity of the financial statements of Energizer Holdings, Inc. (the Company) are the responsibility of its management. These statements have been prepared in conformance with generally accepted accounting principles in the United States of America, and in the opinion of management, fairly present the Company's financial position, results of operations and cash flows.

The Company maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework set forth in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's assessment, management has concluded that internal control over financial reporting as of September 30, 2012 was effective. The Company's internal control over financial reporting as of September 30, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 20, 2012

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	FOR THE YEARS ENDED SEPTEMBER 30,		
Statement of Earnings	2012	2011	2010
Net sales	**$ 4,567.2**	$ 4,645.7	$ 4,248.3
Cost of products sold	**2,429.3**	2,500.0	2,229.0
Gross profit	**2,137.9**	2,145.7	2,019.3
Selling, general and administrative expense	**895.1**	856.1	765.7
Advertising and sales promotion expense	**449.5**	524.0	461.3
Research and development expense	**112.5**	108.3	97.1
Household Products restructuring	**(6.8)**	79.0	—
Interest expense	**127.3**	121.4	125.4
Cost of early debt retirements	**—**	19.9	—
Other financing (income)/expense, net	**(5.1)**	31.0	26.4
Earnings before income taxes	**565.4**	406.0	543.4
Income taxes	**156.5**	144.8	140.4
Net earnings	**$ 408.9**	$ 261.2	$ 403.0
Earnings Per Share			
Basic net earnings per share	**$ 6.30**	$ 3.75	$ 5.76
Diluted net earnings per share	**$ 6.22**	$ 3.72	$ 5.72
Statement of Comprehensive Income			
Net earnings	**$ 408.9**	$ 261.2	$ 403.0
Other comprehensive (loss)/income, net of tax			
Foreign currency translation adjustments	**(11.9)**	(8.7)	(43.2)
Pension/postretirement activity, net of tax of $(14.4) in 2012, $(25.6) in 2011 and $(19.8) in 2010	**(24.8)**	(26.4)	(47.5)
Deferred (loss)/gain on hedging activity, net of tax of $1.6 in 2012 $5.3 in 2011 and $(6.9) in 2010	**(0.4)**	11.7	(11.7)
Comprehensive income	**$ 371.8**	$ 237.8	$ 300.6

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,	
	2012	2011
Assets		
Current assets		
Cash and cash equivalents	**$ 718.5**	$ 471.2
Trade receivables, net	**676.7**	709.8
Inventories	**672.4**	653.4
Other current assets	**455.0**	426.3
Total current assets	**2,522.6**	2,260.7
Property, plant and equipment, net	**848.5**	885.4
Goodwill	**1,469.5**	1,475.3
Other intangible assets, net	**1,853.7**	1,878.2
Other assets	**36.9**	31.9
Total assets	**$ 6,731.2**	$ 6,531.5
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt	**$ 231.5**	$ 106.0
Notes payable	**162.4**	56.0
Accounts payable	**325.2**	289.6
Other current liabilities	**588.4**	575.8
Total current liabilities	**1,307.5**	1,027.4
Long-term debt	**2,138.6**	2,206.5
Other liabilities	**1,215.6**	1,196.3
Total liabilities	**4,661.7**	4,430.2
Shareholders' equity		
Preferred stock, $.01 par value, none outstanding	**—**	—
Common stock, $.01 par value, issued 108,008,682 shares at 2012 and 2011	**1.1**	1.1
Additional paid-in capital	**1,621.7**	1,593.6
Retained earnings	**2,993.2**	2,613.0
Common stock in treasury, at cost, 46,486,595 shares at 2012 40,932,950 shares at 2011	**(2,328.7)**	(1,925.7)
Accumulated other comprehensive loss	**(217.8)**	(180.7)
Total shareholders' equity	**2,069.5**	2,101.3
Total liabilities and shareholders' equity	**$ 6,731.2**	$ 6,531.5

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	FOR THE YEARS ENDED SEPTEMBER 30,		
	2012	2011	2010
Cash Flow from Operating Activities			
Net earnings	**$ 408.9**	$ 261.2	$ 403.0
Adjustments to reconcile net earnings to net cash flow from operations:			
Depreciation and amortization	**162.2**	181.3	139.2
Deferred income taxes	**(2.9)**	26.4	(1.3)
Other non-cash charges	**55.0**	84.2	71.9
Other, net	**(37.1)**	(30.4)	12.8
Operating cash flow before changes in working capital	**586.1**	522.7	625.6
Changes in assets and liabilities used in operations, net of effects of business acquisitions:			
Decrease/(increase) in accounts receivable, net	**38.2**	(19.7)	(17.4)
(Increase)/decrease in inventories	**(17.6)**	65.1	(2.3)
Increase in other current assets	**(11.6)**	(33.8)	(2.9)
Increase/(decrease) in accounts payable	**47.1**	(12.0)	41.3
(Decrease)/increase in other current liabilities	**(10.6)**	(109.8)	8.1
Net cash flow from operating activities	**631.6**	412.5	652.4
Cash Flow from Investing Activities			
Capital expenditures	**(111.0)**	(98.0)	(108.7)
Proceeds from sale of assets	**19.3**	7.6	0.8
Acquisitions, net of cash acquired	**—**	(267.1)	—
Other, net	**(3.2)**	(6.0)	(5.4)
Net cash used by investing activities	**(94.9)**	(363.5)	(113.3)
Cash Flow from Financing Activities			
Cash proceeds from issuance of debt with original maturities greater than 90 days, net of discount	**498.6**	600.0	—
Payment of debt issue cost	**(4.3)**	(7.6)	—
Cash payments on debt with original maturities greater than 90 days	**(441.0)**	(576.0)	(101.0)
Net increase/(decrease) in debt with original maturities of 90 days or less	**100.9**	45.7	(151.9)
Common stock purchased	**(417.8)**	(276.0)	—
Cash dividends paid	**(24.9)**	—	—
Proceeds from issuance of common stock	**3.0**	8.2	12.6
Excess tax benefits from share-based payments	**2.2**	3.7	5.8
Net cash used by financing activities	**(283.3)**	(202.0)	(234.5)
Effect of exchange rate changes on cash	**(6.1)**	(5.5)	(34.2)
Net increase/(decrease) in cash and cash equivalents	**247.3**	(158.5)	270.4
Cash and cash equivalents, beginning of period	**471.2**	629.7	359.3
Cash and cash equivalents, end of period	**$ 718.5**	$ 471.2	$ 629.7

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES		
	2012	2011	2010	**2012**	2011	2010
Common stock:						
Balance at beginning of year	**$ 1.1**	$ 1.1	$ 1.1	**108,009**	108,009	108,009
Activity under stock plans	**—**	—	—	**—**	—	—
Ending balance	**1.1**	1.1	1.1	**108,009**	108,009	108,009
Additional paid-in capital:						
Balance at beginning of year	**1,593.6**	1,569.5	1,555.3			
Activity under stock plans	**28.1**	24.1	14.2			
Ending balance	**1,621.7**	1,593.6	1,569.5			
Retained earnings:						
Balance at beginning of year	**2,613.0**	2,353.9	1,963.2			
Net earnings	**408.9**	261.2	403.0			
Dividends to shareholders	**(25.6)**	—	—			
Activity under stock plans	**(3.1)**	(2.1)	(12.3)			
Ending balance	**2,993.2**	2,613.0	2,353.9			
Common stock in treasury:						
Balance at beginning of year	**(1,925.7)**	(1,667.6)	(1,702.4)	**(40,933)**	(37,653)	(38,487)
Treasury stock purchased	**(417.8)**	(276.0)	—	**(5,924)**	(3,749)	—
Activity under stock plans	**14.8**	17.9	34.8	**370**	469	834
Ending balance	**(2,328.7)**	(1,925.7)	(1,667.6)	**(46,487)**	(40,933)	(37,653)
Accumulated other comprehensive (loss)/income:						
Cumulative translation adjustment:						
Balance at beginning of year	**12.1**	20.8	64.0			
Foreign currency translation adjustment	**(11.9)**	(8.7)	(43.2)			
Ending balance	**0.2**	12.1	20.8			
Pension/postretirement liability:						
Balance at beginning of year	**(189.1)**	(162.7)	(115.2)			
Pension/postretirement activity	**(24.8)**	(26.4)	(47.5)			
Ending balance, net of tax of $(113.8) in 2012, $(99.3) in 2011 and $(73.7) in 2010	**(213.9)**	(189.1)	(162.7)			
Deferred (loss)/gain on hedging activity:						
Balance at beginning of year	**(3.7)**	(15.4)	(3.7)			
Activity	**(0.4)**	11.7	(11.7)			
Ending balance, net of tax of $(2.1) in 2012, $(3.7) in 2011 and $(9.0) in 2010	**(4.1)**	(3.7)	(15.4)			
Total accumulated other comprehensive loss	**(217.8)**	(180.7)	(157.3)			
Total shareholders' equity	**$ 2,069.5**	$ 2,101.3	$ 2,099.6			

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

(Dollars in millions, except per share and percentage data)

(1) Basis of Presentation and Use of Estimates

The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. The Company has no material equity method or variable interests.

Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, share-based compensation, contingencies and acquisitions. Actual results could differ materially from those estimates. However, in regard to ongoing impairment testing of goodwill and indefinite-lived intangible assets, significant deterioration in future cash flow projections or other assumptions used in estimating fair values, versus those anticipated at the time of the initial valuations, could result in impairment charges that may materially affect the financial statements in a given year.

(2) Summary of Significant Accounting Policies

The Company's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

Foreign Currency Translation - Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders' equity section of the Consolidated Balance Sheets.

For foreign operations that are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and translation adjustments for monetary assets and liabilities are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2012, the Company has net monetary assets in Venezuela of approximately $40.

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce cash transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes, costs and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2012.

The Company also holds a derivative instrument contract to mitigate a portion of the risk associated with the change in the market value of its unfunded deferred compensation liabilities, which is tied to the Company's common stock.

The Company uses raw materials that are subject to price volatility. The Company may use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of commodities. At September 30, 2012, the Company has certain forward contracts for the purchase of zinc, but these derivatives are not designated as cash flow hedges. See Note 13 of the Notes to Consolidated Financial Statements for further details.

(Dollars in millions, except per share and percentage data)

The Company has interest rate risk with respect to interest expense on variable rate debt. The Company is party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company's interest rate on the vast majority of the remaining term loan balance of $100 at September 30, 2012.

For further discussion see Note 13 of the Notes to Consolidated Financial Statements.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased. At September 30, 2012, the Company had $718.5 in available cash, the vast majority of which was outside of the U.S.

Cash Flow Presentation - The Consolidated Statement of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged, which is primarily operating activities. Cash payments related to income taxes are classified as operating activities.

Accounts Receivable Valuation – Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in Selling, general and administrative expense (SG&A) in the Consolidated Statements of Earnings and Comprehensive Income.

Inventories - Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

As part of the American Safety Razor (ASR) acquisition in fiscal 2011, the Company recorded an increase in the estimated fair value of inventory of $7.0, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs to sell and distribute and (b) a reasonable profit allowance for these efforts by the acquiring entity. As the inventory was sold during the first and second quarter of fiscal 2011 the adjustments were charged to cost of products sold in those respective periods.

Capitalized Software Costs - Capitalized software costs are included in other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $2.7, $5.2, and $5.8 in fiscal 2012, 2011 and 2010, respectively.

Property, Plant and Equipment, net – Property, plant and equipment, net is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at estimated fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to pre-tax earnings at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings and building improvements. Depreciation expense was $136.7, $154.5, and $119.3 in fiscal 2012, 2011 and 2010, respectively.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

For further discussion regarding asset impairment and the change in the useful life of certain assets due to our 2013 restructuring plan, see Note 20 of the Notes to Consolidated Financial Statements.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually

(Dollars in millions, except per share and percentage data)

for impairment as part of the Company's annual business planning cycle in the fourth quarter, or when indicators of a potential impairment are present. The estimated fair value of each reporting unit is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

Impairment of Long-Lived Assets – The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analysis to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

In November 2012, which is the first fiscal quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the company's management to determine the final plan with respect to these initiatives.

The Company estimates one-time charges associated with the restructuring will include accelerated depreciation and asset impairment charges on certain property, plant and equipment at facilities targeted for closing or some form of streamlining. Based on our initial assessment, we estimate that we will incur an impairment charge in fiscal 2013 in the range of $10 to $15, pre-tax, which we expect to record in the first quarter of fiscal 2013. Additionally, we estimate accelerated depreciation will be in the range of $50 to $60, and will be incurred over the next 12 to 18 months as production ceases and the facilities are closed or streamlined.

Revenue Recognition - The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneously with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to identify potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product.

The Company offers a variety of programs, such as consumer coupons and similar consumer rebate programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

(Dollars in millions, except per share and percentage data)

Advertising and Sales Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Share-Based Payments - The Company grants restricted stock equivalents, which generally vest over three to four years. A portion of the restricted stock equivalents granted provide for the issuance of common stock to certain managerial staff and executive management, if the Company achieves specified performance targets. The estimated fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects the initial assumption that target performance goals will be achieved. Compensation expense may be adjusted during the life of the performance grant based on management's assessment of the probability that performance targets will be achieved. If such targets are not met or, it is determined that achievement of performance goals is not probable, compensation expense is adjusted to reflect the reduced expected payout level in the period the determination is made. If it is determined that the performance targets will be exceeded, additional compensation expense is recognized.

Estimated Fair Values of Financial Instruments - Certain financial instruments are required to be recorded at the estimated fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates estimated fair value. The estimated fair values of long-term debt and financial instruments are disclosed in Note 13 of the Notes to Consolidated Financial Statements.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation. See Note 16 of the Notes to Consolidated Financial Statements for further information.

Recently Issued Accounting Pronouncements – No new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

On July 27, 2012, the Financial Accounting Standards Board (FASB) issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived intangible asset impairment test. The new guidance is effective for annual indefinite-lived intangible asset impairment tests to be performed in fiscal year 2013, with early adoption permitted.

(3) Restructuring

2011 Household Products Restructuring
On March 7, 2011, the Company determined that, as part of its November 2010 restructuring initiative, it would close its carbon zinc battery manufacturing facility in Cebu, Philippines and its alkaline battery manufacturing facility in La Chaux De Fonds (LCF), Switzerland. The carbon zinc and alkaline batteries previously supplied by the Cebu and LCF facilities are now produced in other manufacturing facilities.

In fiscal 2012 and 2011, the Company recorded pre-tax income for the 2011 Household Products restructuring of $6.8 and charges of $79.0, respectively. The fiscal 2012 pre-tax income was driven by the gain on the sale of our former battery manufacturing facility in Switzerland of $13.0, which was partially offset by $6.0 of additional restructuring costs in fiscal 2012, including severance and termination related costs of $1.2, pension settlement costs of $2.0 and related exit costs of $2.8. The prior year charges included severance and termination related costs of $41.8, accelerated depreciation on property, plant and equipment of $16.1, pension settlement costs of $6.1 and other related exit costs of $15.0. These costs, net of the gain on the sale of the former LCF property in fiscal 2012, are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income.

The remaining accrual balance for the 2011 Household Products Restructuring at September 30, 2012 and 2011, was $0.9 and $7.1, respectively.

In November 2012, which was the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the company's management to determine the final plan with respect to these initiatives. See Note 20 of the Notes to Consolidated Financial Statements for further information.

(Dollars in millions, except per share and percentage data)

(4) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. As part of our business planning cycle, we performed our annual impairment testing in the fourth quarter of fiscal 2012, 2011 and 2010. There were no indications of impairment of goodwill noted during this testing.

The following table represents the carrying amount of goodwill by segment at September 30, 2012:

	Household Products	Personal Care	Total
Balance at October 1, 2011	$ 36.9	$ 1,438.4	$ 1,475.3
Cumulative translation adjustment	0.4	(6.2)	(5.8)
Balance at September 30, 2012	$ 37.3	$ 1,432.2	$ 1,469.5

The Company had indefinite-lived intangible assets of $1,701.9 at September 30, 2012 and $1,703.6 at September 30, 2011. Changes in indefinite-lived intangible assets are due primarily to changes in foreign currency translation.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/ brands used in our various product categories. No impairment was indicated as a result of this testing. However, the recorded values of such intangible assets from more recent acquisitions, such as the Playtex acquisition, are often more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. We utilized a discounted cash flow model using an excess earnings valuation technique to test the brands acquired in the Playtex acquisition for impairment. Key assumptions included a discount rate of 8.00% and a terminal growth rate of 2.75%. While no impairment was indicated during this testing, the indicated estimated fair value for two brands, *Playtex* and *Wet Ones*, were relatively close to the carrying value at approximately 115% of the carrying value (approximately $650) for the *Playtex* brand and approximately 106% of the carrying value (approximately $200) for the *Wet Ones* brand.

Total amortizable intangible assets at September 30, 2012 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames / Brands	$ 18.7	$ 11.6	$ 7.1
Technology and patents	76.7	49.0	27.7
Customer-related / Other	164.0	47.0	117.0
Total amortizable intangible assets	$ 259.4	$ 107.6	$ 151.8

Amortizable intangible assets, with a weighted average remaining life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years.

Amortization expense for intangible assets totaled $22.8 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2013, 2014, 2015, 2016 and 2017 is approximately $20.7, $17.4, $15.2, $15.2 and $14.8 , respectively, and $68.5 thereafter.

(Dollars in millions, except per share and percentage data)

(5) Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2012	2011	2010
Currently payable:			
United States - Federal	$ 72.8	$ 34.0	$ 67.0
State	6.5	4.6	8.4
Foreign	80.1	79.8	66.3
Total current	159.4	118.4	141.7
Deferred:			
United States - Federal	(2.9)	36.4	(7.8)
State	(0.2)	2.4	(0.3)
Foreign	0.2	(12.4)	6.8
Total deferred	(2.9)	26.4	(1.3)
Provision for income taxes	$ 156.5	$ 144.8	$ 140.4

The source of pre-tax earnings was:

	2012	2011	2010
United States	$ 178.3	$ 191.6	$ 225.5
Foreign	387.1	214.4	317.9
Pre-tax earnings	$ 565.4	$ 406.0	$ 543.4

A reconciliation of income taxes with the amounts computed at the statutory federal income tax rate follows:

	2012		2011		2010	
Computed tax at federal statutory rate	$ 197.9	35.0%	$ 142.1	35.0%	$ 190.2	35.0%
State income taxes, net of federal tax benefit	4.1	0.7	4.5	1.1	5.3	1.0
Foreign tax less than the federal rate	(55.6)	(9.8)	(15.9)	(3.9)	(38.9)	(7.2)
Tax benefits - special foreign dividend	—	—	—	—	(23.5)	(4.3)
Adjustments to prior years' tax accruals	(7.0)	(1.2)	(1.7)	(0.4)	(6.1)	(1.1)
Other taxes including repatriation of foreign earnings	16.2	2.9	15.3	3.8	11.0	2.0
Nontaxable share option	(2.0)	(0.4)	0.2	—	(0.2)	(0.1)
Other, net	2.9	0.5	0.3	0.1	2.6	0.5
Total	$ 156.5	27.7%	$ 144.8	35.7%	$ 140.4	25.8%

(Dollars in millions, except per share and percentage data)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet at September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2012	2011
Deferred tax liabilities:		
Depreciation and property differences	$ (101.1)	$ (112.9)
Intangible assets	(574.3)	(566.7)
Other tax liabilities	(6.4)	(6.6)
Gross deferred tax liabilities	(681.8)	(686.2)
Deferred tax assets:		
Accrued liabilities	105.7	108.1
Deferred and stock-related compensation	103.6	88.7
Tax loss carryforwards and tax credits	13.9	23.1
Intangible assets	17.3	22.1
Postretirement benefits other than pensions	11.6	15.5
Pension plans	155.3	142.1
Inventory differences	31.7	28.5
Other tax assets	6.6	6.1
Gross deferred tax assets	445.7	434.2
Valuation allowance	(11.9)	(12.6)
Net deferred tax liabilities	$ (248.0)	$ (264.6)

There were no material tax loss carryforwards that expired in fiscal 2012. Future expirations of tax loss carryforwards and tax credits, if not utilized, are not material from 2013 through 2016. For years subsequent to 2016 or for tax loss carryforwards and tax credits that have no expiration, the value at September 30, 2012 was $13.9. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to, amongst other things, fund local operations, fund pension and other post retirement obligations and fund capital projects. At September 30, 2012, approximately $1,250 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. We estimate that the U.S. federal income tax liability that could potentially arise if indefinitely invested retained earnings of foreign subsidiaries were repatriated in full to the U.S. would be significant. While it is not practical to calculate a specific potential U.S. tax exposure due to changing statutory rates in foreign jurisdictions over time, as well as other factors, we estimate the range of potential U.S. tax may be in excess of $150, if all undistributed earnings were repatriated. Applicable U.S. income and foreign withholding taxes would be provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

Unrecognized tax benefits activity for the years ended September 30, 2012 and 2011 are summarized below:

	2012	2011
Unrecognized tax benefits, beginning of year	$ 41.2	$ 48.7
Additions based on current year tax positions and acquisitions	3.3	8.1
Reductions for prior year tax positions	(0.8)	(0.7)
Settlements with taxing authorities/statute expirations	(2.7)	(14.9)
Unrecognized tax benefits, end of year	$ 41.0	$ 41.2

Included in the unrecognized tax benefits noted above are $35.5 of uncertain tax positions that would affect the Company's effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payments are not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The accrued interest and penalties are not included in the table above. The Company accrued approximately $9.0 of interest and $2.8 of penalties at September 30, 2012 and $7.6 of interest and $2.8 of penalties at September 30, 2011. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company's tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2007 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2003. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(6) Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share:

(in millions, except per share data)	FOR THE YEARS ENDED SEPTEMBER 30,		
	2012	2011	2010
Numerator:			
Net earnings for basic and dilutive earnings per share	$ 408.9	$ 261.2	$ 403.0
Denominator:			
Weighted-average shares - basic	64.9	69.6	70.0
Effect of dilutive securities:			
Stock options	0.2	0.2	0.2
Restricted stock equivalents	**0.6**	**0.5**	**0.3**
Total dilutive securities	0.8	0.7	0.5
Weighted-average shares - diluted	**65.7**	**70.3**	**70.5**
Basic net earnings per share	$ 6.30	$ 3.75	$ 5.76
Diluted net earnings per share	$ 6.22	$ 3.72	$ 5.72

At September 30, 2012, approximately 0.4 of the Company's outstanding restricted stock equivalents and stock options were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing earnings per share), the impact of the potentially dilutive securities is not included in the computation. There were approximately 0.7 and 1.2 anti-dilutive securities at September 30, 2011 and 2010, respectively, which were not included in the diluted net earnings per share calculations for the reason noted above.

(Dollars in millions, except per share and percentage data)

(7) Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders (the "2009 Plan"). New awards granted after January 2009 are issued under the 2009 Plan. Under the 2009 Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. The 2009 Plan was amended and restated by approval of the shareholders at the January 2011 Annual Meeting of Shareholders to set the maximum number of shares authorized for issuance under the plan to 8.0 million. For purposes of determining the number of shares available for future issuance under the 2009 Plan, as amended and restated, awards of restricted stock and restricted stock equivalents reduces the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduces the number of shares available for future issuance on a one-for-one basis. At September 30, 2012, 2011, and 2010 there were 3.3 million, 4.6 million and 2.0 million shares, respectively, available for future awards under the 2009 Plan, as amended and restated. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan, as amended and restated.

Options are granted at the market price on the grant date and generally have vested ratably over three to seven years. These awards typically have a maximum term of 10 years. Restricted stock and restricted stock equivalent awards may also be granted. Option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

Through December 31, 2012, the Company permits employee deferrals of bonus and, in the past, permitted deferrals of retainers and fees for directors, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors, that defer amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the estimated fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional match vested immediately for directors and vests three years from the date of initial crediting for employees. Effective January 1, 2011, the 33 1/3% match for directors was eliminated for future deferrals. Effective January 1, 2013, future deferrals of compensation will no longer be permitted, thus eliminating the 25% Company match for employees as well. Amounts deferred into the Energizer Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the estimated fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company's share-based compensation arrangements was $44.9, $37.3, and $28.2 for the years ended September 30, 2012, 2011 and 2010, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $16.8, $13.9, and $10.2 for the years ended September 30, 2012, 2011 and 2010, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company's share-based compensation program are generally issued from treasury shares.

Options

In October 2009, the Company granted non-qualified stock options to purchase 266,750 shares of ENR stock to certain executives and employees of the Company. Total options of approximately 215,500 vested on the third anniversary of the date of the grant. The options remain exercisable for 10 years from the date of grant. However, this term may be reduced under certain circumstances including the recipient's termination of employment.

As of September 30, 2012, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $14.8 and $12.8 respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2012, 2011 and 2010 was $3.4, $8.3, and $21.1, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the fiscal years ended September 30, 2012 and 2011.

As of September 30, 2012, there are no unrecognized compensation costs related to stock options granted. For outstanding nonqualified stock options, the weighted-average remaining contractual life is 3.4 years.

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2011	0.77	$ 50.36
Canceled	(0.04)	64.03
Exercised	(0.09)	35.99
Outstanding on September 30, 2012	0.64	$ 51.59
Exercisable on September 30, 2012	0.42	$ 44.48

Restricted Stock Equivalents (RSE)

In October 2007, the Company granted RSE awards to certain employees which included approximately 234,800 shares, of which 210,000 vested and granted an additional 11,000 shares, all of which fully vested. At the same time, the Company granted RSE awards to senior executives totaling approximately 268,700 shares which vested as follows: 1) 25% of the total restricted stock equivalents granted, or 67,000 net of forfeitures, vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In October 2008, the Company granted RSE awards to certain employees which included approximately 265,200 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted RSE awards to senior executives totaling approximately 374,600 which vested as follows: 1) 25% of the total restricted stock equivalents granted, or 91,900, net of forfeitures, vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In February 2009, the Company granted RSE awards to senior executives totaling approximately 296,000 shares. These awards were granted in lieu of (i) each executive's continued participation in the 2009 annual cash bonus program, (ii) his or her right to receive accruals under the Company's Supplemental Executive Retirement Plan (an excess pension plan) for calendar year 2009, and (iii) his or her right to receive Company matching accruals under the Company's Executive Savings Investment Plan (an excess 401(k) plan) for the 2009 calendar year. Vesting of the equivalents occurred on November 16, 2009, and the number of shares vested, which was 142,466, was determined based on achievement of individual and Company performance targets for the period from October 1, 2008 through September 30, 2009. The total award which vested was amortized over the vesting period.

In October 2009, the Company granted RSE awards to certain employees which included approximately 266,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to senior executives totaling approximately 485,600 shares which vested as follows: 1) 30% of the total restricted stock equivalents granted, or approximately 130,000, net of forfeitures, vested on the third anniversary of the date of grant; 2) approximately 201,700 shares vested on November 8, 2012 based on the Company's compound annual growth rate for earnings per share as defined in the incentive plan (EPS CAGR) for the three year period ended on September 30, 2012. Under the terms of the performance award, 66.7% of the performance grant vested based on a 9.33% three year EPS CAGR.

In October 2010, the Company granted RSE awards to certain employees which included approximately 313,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 86,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 202,300 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company's EPS

CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is being amortized over the vesting period.

In November 2010, the Company granted two RSE awards to executive officers. One grant includes approximately 47,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 111,700 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is being amortized over the vesting period.

In November 2011, the Company granted RSE awards to certain employees which included approximately 310,000 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 130,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 305,000 shares which vests on the date that the Company publicly releases its earnings for its 2014 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2014. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is being amortized over the vesting period.

The Company records estimated expense for the performance based grants based on target achievement for the three year period for each respective program unless evidence exists that a different ultimate EPS CAGR is likely to occur. The estimated fair value of the award is determined using the closing share price of the Company's common stock on the date of the grant.

The following table summarizes RSE activity during the current year (shares in millions):

	Shares	Weighted-Average Grant Date Estimated Fair Value
Nonvested RSE at October 1, 2011	1.98	$ 69.86
Granted	0.76	70.26
Vested	(0.45)	68.13
Canceled	(0.33)	69.12
Nonvested RSE at September 30, 2012	1.96	$ 70.38

As of September 30, 2012, there was an estimated $48.4 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.3 years. The amount recognized may vary as vesting for a portion of the awards depends on the achievement of the established EPS CAGR targets. The weighted-average estimated fair value for RSE granted in fiscal 2012, 2011 and 2010 was $70.3, $74.9, and $65.6, respectively. The estimated fair value of RSE vested in fiscal 2012, 2011 and 2010 was $29.3, $25.3, and $25.8, respectively.

(8) Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings.

In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future service benefits will no longer be accrued under this retirement program. It is expected that the Company will provide an enhanced

(Dollars in millions, except per share and percentage data)

defined contribution benefit in conjunction with this action, but this change is expected to result in an overall reduction in the costs of retirement service benefits for U.S. colleagues. We expect to recognize a curtailment gain in pre-tax earnings of between $30 to $40 in the first fiscal quarter of 2013 as a result of this plan change. This estimate may vary from the actual curtailment gain recorded due primarily to changes in market interest rates and other factors.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and, therefore, are not included in the information presented in the following tables.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically to cover the entire increase in total plan costs. Cost trend rates no longer materially impact the Company's future cost of the plan due to the fixed nature of the subsidy.

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,			
	Pension		Postretirement	
	2012	2011	**2012**	2011
Change in Projected Benefit Obligation				
Benefit obligation at beginning of year	**$ 1,261.5**	$ 1,046.9	**$ 50.5**	$ 44.4
Service cost	**26.7**	28.9	**0.5**	0.5
Interest cost	**55.8**	55.9	**2.3**	2.7
Plan participants' contributions	**0.4**	1.1	**5.6**	5.0
Actuarial loss/(gain)	**124.1**	15.0	**(2.9)**	(7.1)
Benefits paid, net	**(71.7)**	(78.1)	**(8.1)**	(7.3)
Plan amendments	**—**	—	**(8.9)**	—
Special termination benefits	**—**	9.6	**—**	—
Net transfer primarily due to acquisition	**—**	177.7	**—**	12.5
Foreign currency exchange rate changes	**0.1**	4.5	**0.7**	(0.2)
Projected Benefit Obligation at end of year	**$ 1,396.9**	$ 1,261.5	**$ 39.7**	$ 50.5
Change in Plan Assets				
Estimated fair value of plan assets at beginning of year	**$ 815.0**	$ 752.8	**$ 0.7**	$ 1.0
Net transfer primarily due to acquisition	**—**	72.5	**—**	—
Actual return on plan assets	**125.9**	12.3	**—**	—
Company contributions	**63.2**	52.7	**2.2**	2.0
Plan participants' contributions	**0.4**	1.1	**5.6**	5.0
Benefits paid	**(71.7)**	(78.1)	**(8.1)**	(7.3)
Foreign currency exchange rate changes	**4.4**	1.7	**—**	—
Estimated fair value of plan assets at end of year	**$ 937.2**	$ 815.0	**$ 0.4**	$ 0.7
Funded status at end of year	**$ (459.7)**	$ (446.5)	**$ (39.3)**	$ (49.8)

(Dollars in millions, except per share and percentage data)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity.

	September 30,			
	Pension		Postretirement	
	2012	2011	2012	2011
Amounts Recognized in the Consolidated Balance Sheets				
Noncurrent assets	$ 3.8	$ 1.2	$ —	$ —
Current liabilities	(7.9)	(7.0)	(2.4)	(2.6)
Noncurrent liabilities	(455.6)	(440.7)	(36.9)	(47.2)
Net amount recognized	$ (459.7)	$ (446.5)	$ (39.3)	$ (49.8)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net loss/(gain)	$ 411.4	$ 371.2	$ (24.9)	$ (24.1)
Prior service credit	(37.1)	(42.7)	(26.5)	(20.3)
Transition obligation	—	0.1	—	—
Net amount recognized, pre-tax	$ 374.3	$ 328.6	$ (51.4)	$ (44.4)

Changes recognized in other comprehensive income for the year ended September 30, 2012 are as follows:

	Pension	Postretirement
Changes in plan assets and benefit obligations recognized in other comprehensive loss		
Prior service cost from plan recent amendment	$ —	$ (8.9)
Net loss arising during the year	61.1	(2.8)
Effect of exchange rates	1.4	(0.1)
Amounts recognized as a component of net periodic benefit cost		
Amortization or curtailment recognition of prior service credit	5.5	2.7
Amortization or settlement recognition of net loss/gain	(22.3)	2.1
Total recognized in other comprehensive income	$ 45.7	$ (7.0)

The Company expects to contribute $58.6 to its pension plans and $2.8 to its postretirement plans in fiscal 2013.

The Company's expected future benefit payments are as follows:

For The Years Ending September 30,

	Pension	Postretirement
2013	$ 75.1	$ 2.8
2014	$ 77.2	$ 2.7
2015	$ 82.7	$ 2.6
2016	$ 84.2	$ 2.6
2017	$ 84.6	$ 2.4
2018 to 2022	$ 442.8	$ 10.8

(Dollars in millions, except per share and percentage data)

The accumulated benefit obligation for defined benefit pension plans was $1,365.3 and $1,235.3 at September 30, 2012 and 2011, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30, 2012	September 30, 2011
Projected benefit obligation	**$ 1,270.1**	$ 1,158.9
Accumulated benefit obligation	**$ 1,254.0**	$ 1,146.3
Estimated fair value of plan assets	**$ 810.0**	$ 711.3

Pension plan assets in the U.S. plan represent 81% of assets in all of the Company's defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 61%, (b) debt securities, U.S. bonds: 38% and (c) other: 1%. Actual allocations at September 30, 2012 approximated these targets. The U.S. plan held no shares of ENR stock at September 30, 2012. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

	FOR THE YEARS ENDED SEPTEMBER 30,					
	Pension			Postretirement		
	2012	2011	2010	**2012**	2011	2010
Service cost	**$ 26.7**	$ 28.9	$ 32.7	**$ 0.5**	$ 0.5	$ 0.5
Interest cost	**55.8**	55.9	50.2	**2.3**	2.7	2.5
Expected return on plan assets	**(63.0)**	(63.3)	(62.1)	**—**	—	(0.1)
Amortization of unrecognized prior service cost	**(5.5)**	(5.6)	(6.1)	**(2.6)**	(2.7)	(2.7)
Amortization of unrecognized transition asset	**—**	0.2	0.2	**—**	—	—
Recognized net actuarial loss/(gain)	**20.3**	14.5	7.7	**(2.1)**	(1.3)	(1.5)
Curtailment loss recognized	**—**	0.9	—	**—**	—	—
Special termination benefits recognized	**—**	9.6	—	**—**	—	—
Settlement loss recognized	**2.0**	5.2	—	**—**	—	—
Net periodic benefit cost	**$ 36.3**	$ 46.3	$ 22.6	**$ (1.9)**	$ (0.8)	$ (1.3)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2013, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$ (29.7)	$ 2.0
Prior service credit	$ 5.5	$ 3.5

(Dollars in millions, except per share and percentage data)

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,			
	Pension		Postretirement	
	2012	2011	**2012**	2011
Plan obligations:				
Discount rate	**3.6%**	4.6%	**3.9%**	4.8%
Compensation increase rate	**2.5%**	2.7%	**N/A**	N/A
Net periodic benefit cost:				
Discount rate	**4.6%**	4.7%	**4.8%**	5.1%
Expected long-term rate of return on plan assets	**7.3%**	7.3%	**3.0%**	3.2%
Compensation increase rate	**2.7%**	3.4%	**N/A**	N/A

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described above. Specifically, the expected return on equities (U.S. and foreign combined) is 7.19%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 3.43%.

(Dollars in millions, except per share and percentage data)

The following table sets forth the estimated fair value of the Company's pension assets as of September 30, 2012 and 2011 segregated by level within the estimated fair value hierarchy. Refer to Note 13 of the Notes to Consolidated Financial Statements for further discussion on the estimated fair value hierarchy and estimated fair value principles.

	2012 Pension Assets		
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY			
U.S. Equity	$ 259.1	$ 51.9	$ 311.0
International Equity	15.3	248.3	263.6
DEBT			
U.S. Gov't	—	294.8	294.8
Other Gov't	—	8.8	8.8
Corporate	—	49.2	49.2
CASH & CASH EQUIVALENTS	1.3	—	1.3
OTHER	—	8.5	8.5
TOTAL	$ 275.7	$ 661.5	$ 937.2

	2011 Pension Assets		
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY			
U.S. Equity	$ 168.1	$ 109.9	$ 278.0
International Equity	41.7	134.2	175.9
DEBT			
U.S. Gov't	—	230.4	230.4
Other Gov't	—	29.5	29.5
Corporate	—	61.2	61.2
CASH & CASH EQUIVALENTS	8.2	22.3	30.5
OTHER	—	9.5	9.5
TOTAL	$ 218.0	$ 597.0	$ 815.0

In addition to the pension plan assets detailed above, the Company had $0.4 and $0.7 of postretirement assets, which were classified as Level 1 at both periods presented.

There were no Level 3 pension and other postretirement plan assets at September 30, 2012 and 2011.

Our investment objective for defined benefit retirement plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as a fixed income investments. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income investments help dampen the volatility of the overall portfolio. Risk exposure is controlled by rebalancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

(Dollars in millions, except per share and percentage data)

(9) Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees, other than legacy ASR employees. The Company matches 50% of participant's before-tax contributions up to 6% of eligible compensation. Amounts charged to expense during fiscal 2012, 2011, and 2010 were $9.3, $9.2, and $8.0, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings, and Comprehensive Income. The fiscal 2012 and 2011 expense amounts include $0.9 related to the matching components of two legacy ASR plans. These plans were part of the ASR acquisition that occurred in early fiscal 2011.

(10) Debt

Notes payable at September 30, 2012 and 2011 consisted of notes payable to financial institutions with original maturities of less than one year of $162.4 and $56.0, respectively, and had a weighted-average interest rate of 2.2% and 3.1%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2012	2011
Private Placement, fixed interest rates ranging from 4.3% to 6.6%, due 2013 to 2017	$ 1,165.0	$ 1,265.0
Senior Notes, fixed interest rate of 4.7%, due 2021	600.0	600.0
Senior Notes, fixed interest rate of 4.7%, due 2022, net of discount	498.6	—
Term Loan, variable interest at LIBOR +63 basis points, or 0.9%, due December 2012	106.5	447.5
Total long-term debt, including current maturities	2,370.1	2,312.5
Less current portion	231.5	106.0
Total long-term debt	$ 2,138.6	$ 2,206.5

The Company's total borrowings were $2,532.5 at September 30, 2012, including $268.9 tied to variable interest rates, of which $100 is hedged via the interest rate swap discussed below. The Company maintains total debt facilities of $2,982.5. The Company's Amended and Restated Revolving Credit Agreement, which matures in 2016, currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450. We have no outstanding borrowings under our revolving credit facility, and $438.9 remains available as of September 30, 2012, including $11.1 of outstanding letters of credit.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its earnings before interest taxes depreciation and amortization (EBITDA), as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, indebtedness to EBITDA may not be greater than 4.00 to 1; if the ratio is above 3.50 to 1, for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.50 to 1. In addition, under the credit agreements, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its EBITDA was 2.64 to 1, and the ratio of its EBIT to total interest expense was 5.86 to 1, as of September 30, 2012. These ratios are impacted by pre-tax cash charges associated with restructuring activities as such charges reduce both EBITDA and EBIT as defined in the agreements. The ratios at September 30, 2012 did not include material restructuring charges. However, these ratios will be negatively impacted in the next two fiscal years as we execute our recently announced restructuring plan in fiscal 2013 and 2014. In addition to the financial covenants described above, the credit agreements and the note purchase agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be "added-back" in

(Dollars in millions, except per share and percentage data)

determining EBITDA for purposes of the indebtedness ratio. However, unusual gains, such as those resulting from the sale of certain assets, would be excluded from the calculation of EBITDA. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not "added-back". Total interest expense is calculated in accordance with GAAP.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Advances under the Company's existing receivables securitization program, as amended, which may not exceed $200, are not considered debt for purposes of the Company's debt compliance covenants. At September 30, 2012 and 2011, $140.0 and $35.0, respectively, was outstanding under this facility.

On May 24, 2012, the Company issued $500.0 aggregate principal amount of 4.70% senior notes due in May 2022 with interest payable semi-annually in May and November (the "2012 Notes"). The net proceeds of $495 were used to repay existing indebtedness including approximately $335 of our term loan, which matures in December 2012, $100 of private placement notes, which matured in June 2012, and a portion of our outstanding balance under our receivables securitization program. The 2012 Notes contain the same provisions as the senior notes issued in 2011 and described below.

At this time, the Company has a remaining term loan outstanding of $106.5, which will mature in December 2012. We expect to fund this repayment with available cash and other borrowing capacity.

As a result of the permanent repayment of $335 of our existing term loan, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of our then-existing term loan balance. The interest rate swap agreement was terminated following repayment of the debt associated with the interest rate swap derivative. A charge of $1.7 is included in interest expense in the third fiscal quarter related to the early termination of this hedging instrument. The Company remains a party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company's interest rate on $100 of the Company's remaining variable rate term loan debt through December 2012 at an interest rate of 1.9%.

On May 19, 2011, the Company issued $600.0 aggregate principal amount of senior, unsecured notes with interest paid semi-annually in May and November at an annual fixed interest rate of 4.70% (the "2011 Notes"). The 2011 Notes mature in May 2021, and are guaranteed by all of our existing and future subsidiaries that are guarantors under any of our credit agreements or other indebtedness, and such subsidiaries will remain guarantors of the 2011 Notes for as long as they remain a guarantor on other indebtedness. The 2011 Notes are redeemable at our option from time to time in accordance with the optional redemption provisions of the notes, including potential make-whole premiums. In addition, upon the occurrence of a change in control, the holders of the 2011 Notes have the right to require the Company to repurchase all or a portion of the notes at a specified redemption price. The 2011 Notes also contain certain limitations regarding the merger, consolidation or sale of the Company's assets.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2012 are as follows for the fiscal years' noted: $231.5 in 2013, $140.0 in 2014, $230.0 in 2015, $210.0 in 2016, $150.0 in 2017 and $1,410.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

(11) Preferred Stock

The Company's Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2012, there were no shares of preferred stock outstanding.

(Dollars in millions, except per share and percentage data)

(12) Shareholders' Equity

At September 30, 2012, there were 300 million shares of ENR stock authorized, of which approximately 0.8 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 2.1 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company's Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. On April 30, 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaces a prior stock repurchase authorization, which was approved in July 2006. In fiscal 2012, the Company repurchased 5.9 million shares of the Company's common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $418. All the shares were purchased in the open market and approximately 2 million were repurchased under the prior Board authorization and approximately 4 million were repurchased under the new Board resolution. At September 30, 2012, the Company has approximately 6 million shares remaining on the April 2012 Board authorization to repurchase its common stock in the future.

On July 30, 2012, the Company announced that its Board of Directors declared the payment of its first quarterly dividend of $0.40 per share of common stock, which was paid on September 13, 2012. The dividend paid totaled $24.9.

On November 5, 2012, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2013 of $0.40 per share of Common Stock, payable December 12, 2012.

(13) Financial Instruments and Risk Management

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Concentration of Credit Risk The counterparties to derivative contracts consist of a number of major financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. The Company has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes the Company to potential credit losses, such losses are not anticipated.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. and its subsidiaries accounted for 20.3%, 19.5% and 20.1% of total net sales in fiscal 2012, 2011 and 2010, respectively, primarily in North America. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company's largest customer had obligations to the Company with a carrying value of $120.9 at September 30, 2012. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2012 and 2011 as well as the Company's objectives and strategies for holding these derivative instruments.

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, The Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities.

In September 2012, the Company discontinued hedge accounting treatment for its existing zinc contracts. These contracts no longer meet the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. The zinc forward hedges were designed to offset movement in our purchased zinc supplies, which include indium and certain conversion components. These two ancillary components of the Company's purchased zinc supplies have been highly volatile, and have negatively impacted the correlation between the zinc hedging

(Dollars in millions, except per share and percentage data)

contracts and the change in the cost of our zinc supplies. Due to this volatility, the zinc forward contracts do not meet the effectiveness requirements for treatment as cash flow hedges under the accounting guidelines.

The pre-tax gain recognized on these zinc contracts that were no longer considered cash flow hedges was $1.6 at September 30, 2012 and was included in other financing in the Consolidated Statement of Earnings and Comprehensive Income.

Contract maturities for these hedges extend into 2014. There were 17 open contracts at September 30, 2012 with a total notional value of approximately $31.

Foreign Currency Risk A significant portion of the Company's product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar, and to a lesser extent, the Euro can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company's primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the Japanese yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2012 and 2011, the Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $5.9 and an unrealized pre-tax gain of $3.3, respectively, included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2012 levels, over the next twelve months, approximately $5.3 of the pre-tax loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2014. There were 61 open contracts at September 30, 2012 with a total notional value of approximately $359.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2012, the Company has a remaining term loan outstanding of $106.5, which will mature in December 2012. As a result of the permanent repayment of $335 of our existing term loan, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of our then-existing term loan balance. A charge of $1.7 is included in interest expense in the third fiscal quarter related to the early termination of this hedging instrument. The Company remains party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company's interest rate on $100.0 of the Company's remaining variable rate term loan debt through December 2012. At September 30, 2012 and 2011, respectively, the Company had an unrealized pre-tax loss on these interest rate swap agreements of $0.3 and $4.7 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Over the next three months the interest rate swap agreement will be fully settled and the total $0.3 pre-tax loss included in Accumulated other comprehensive loss is expected to be included in earnings.

Cash Flow Hedges The Company maintains a number of cash flow hedging programs, as discussed above, to reduce risks related to foreign currency and interest rate risk. Each of these derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective for accounting purposes in offsetting the associated risk.

Derivatives not Designated in Hedging Relationships The Company holds a share option with a major financial institution to mitigate the impact of changes in certain of the Company's deferred compensation liabilities, which are tied to the Company's common stock price. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company's deferred compensation liability, which was cash flow from operations.

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any losses on these contracts would be offset by exchange gains on the underlying exposures; thus, they are not subject to significant market risk.

(Dollars in millions, except per share and percentage data)

The following table provides estimated fair values as of September 30, 2012 and 2011, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2012 and 2011, respectively.

	At September 30, 2012	For The Year Ended September 30, 2012	
Derivatives designated as Cash Flow Hedging Relationships	**Estimated Fair Value Asset (Liability) (1) (2)**	**Gain/(Loss) Recognized in OCI(3)**	**Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)**
Foreign currency contracts	$ (5.9)	$ (10.0)	$ (0.8)
Commodity contracts	—	—	(6.0)
Interest rate contracts	(0.3)	2.7	(1.7)
Total	$ (6.2)	$ (7.3)	$ (8.5)

	At September 30, 2011	For The Year Ended September 30, 2011	
Derivatives designated as Cash Flow Hedging Relationships	**Estimated Fair Value Asset (Liability) (1) (2)**	**Gain/(Loss) Recognized in OCI(3)**	**Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)**
Foreign currency contracts	$ 3.3	$ (4.5)	$ (24.6)
Commodity contracts	(6.2)	(5.2)	1.0
Interest rate contracts	(4.7)	3.1	—
Total	$ (7.6)	$ (6.6)	$ (23.6)

(1) All derivative assets are presented in other current assets or other assets.
(2) All derivative liabilities are presented in other current liabilities or other liabilities.
(3) OCI is defined as other comprehensive income.
(4) Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts and ineffective commodity contract in other financing, effective commodity contracts in Cost of products sold.
(5) Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk. The ineffective portion for foreign currency and interest rate contracts recognized in income was insignificant to the twelve months ended September 30, 2012. In September 2012, the Company discontinued hedge accounting treatment for its zinc contracts as the contracts no longer correlated to the underlying zinc exposure being hedged. Included within the net loss above is a $1.6 gain for the ineffective portion that was de-designated and reclassified from OCI into income at September 30, 2012. This gain has been included in the table below for derivatives not designated as cash flow hedges.

(Dollars in millions, except per share and percentage data)

The following table provides estimated fair values as of September 30, 2012 and 2011, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2012 and 2011, respectively.

	At September 30, 2012	For The Year Ended September 30, 2012
Derivatives not designated as Cash Flow Hedging Relationships	**Estimated Fair Value Asset (Liability)**	**Gain/(Loss) Recognized in Income (1)**
Share option	$ 2.5	$ 6.1
Commodity contracts (2)	1.6	1.6
Foreign currency contracts	(0.7)	(1.9)
Total	$ 3.4	$ 5.8

	At September 30, 2011	For The Year Ended September 30, 2011
Derivatives not designated as Cash Flow Hedging Relationships	**Estimated Fair Value Asset (Liability)**	**Gain/(Loss) Recognized in Income (1)**
Share option	$ (3.4)	$ (0.6)
Foreign currency contracts	0.4	4.5
Total	$ (3.0)	$ 3.9

(1) Gain/(Loss) recognized in Income was recorded as follows: Share option in Selling, general and administrative expense and foreign currency and commodity contracts in other financing.

(2) In September 2012, the Company discontinued hedge accounting treatment for its existing zinc contracts. These contracts no longer meet the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. Included in the table above is a gain of $1.6 for the ineffective portion that was de-designated and reclassified from OCI into income at September 30, 2012.

Fair Value Hierarchy Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company's financial assets and liabilities, which are carried at fair value, as of September 30, 2012 and 2011 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2	
	September 30,	
	2012	2011
Assets/(Liabilities) at estimated fair value:		
Deferred Compensation	$ (161.6)	$ (147.6)
Derivatives - Foreign Exchange	(6.6)	3.7
Derivatives - Commodity	1.6	(6.2)
Derivatives - Interest Rate Swap	(0.3)	(4.7)
Share Option	2.5	(3.4)
Total Liabilities at estimated fair value	$ (164.4)	$ (158.2)

At September 30, 2012 and 2011 the Company had no level 1 or level 3 financial assets or liabilities.

See Note 7 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

(Dollars in millions, except per share and percentage data)

Effective January 1, 2012, the Company adopted an ASU related to estimated fair value measurements. The new guidance results in a consistent definition of estimated fair value and common requirements for measurement of and disclosure about estimated fair value between U.S. GAAP and IFRS. These disclosures were applied on a prospective basis.

At September 30, 2012 and 2011, the fair market value of fixed rate long-term debt was $2,438.0 and $1,969.3, respectively, compared to its carrying value of $2,263.6 and $1,865.0, respectively. The book value of the Company's variable rate debt approximates estimated fair value. The estimated fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of fixed rate long-term debt has been determined based on level 2 inputs.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate estimated fair value. The estimated fair value of cash and cash equivalents and short-term borrowings have been determined based on level 2 inputs.

At September 30, 2012, the estimated fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. The estimated fair value of the deferred compensation liability is determined based upon the quoted market prices of the Energizer Common Stock Unit Fund as well as other investment options that are offered under the plan.

Venezuela Currency Risk The Company has investments in Venezuelan affiliates. Venezuela has been considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2012, the Company had approximately $40 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

(14) Environmental and Legal Matters

Government Regulation and Environmental Matters – The operations of the Company, like those of other companies engaged in the Household Products and Personal Care businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2012 were $19.9, of which $4.5 is expected to be spent in fiscal 2013. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Certain of the Company's products are subject to regulation by the United States Food and Drug Administration (FDA), including tampons and sun care products.

Legal Proceedings – The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Company's businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

In January 2011, Munchkin, Inc. commenced an action against a subsidiary of the Company in the United States District Court for the Central District of California seeking a declaration that certain Munchkin, Inc. advertising claims were valid and alleging false advertising claims by the Company. A jury trial resulted in an adverse verdict in July 2012 in the amount of

(Dollars in millions, except per share and percentage data)

approximately $13.5 million. As a result of the jury verdict, the Company recorded an accrual of $13.5 million as of June 30, 2012. In September 2012, the court ordered a new trial with respect to the claims on which the jury awarded damages, which set aside the previous jury verdict. Based on this development and our current assessment of the matter, the Company reversed the previously established litigation reserve.

In October 2012, after receiving five reports from consumers, the Company announced a voluntary market withdrawal of certain continuous spray Banana Boat sun care products due to a potential risk of product igniting on the skin if contact was made with a source of ignition before the product was completely dry. The Company is voluntarily removing these products from retail outlets because of this potential safety concern. The Company has provided for the costs associated with the voluntary withdrawal in its fiscal 2012 financial statements, and is unable to determine with any degree of certainty what, if any, other liabilities may arise.

(15) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases was $30.8, $32.6 and $30.5 in fiscal 2012, 2011 and 2010, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2012, were $26.8 in fiscal 2013, $20.0 in fiscal 2014, $16.4 in fiscal 2015, $14.0 in fiscal 2016, $11.9 in fiscal 2017 and $38.1 thereafter. These leases are primarily for office facilities.

(Dollars in millions, except per share and percentage data)

(16) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2012	2011
Inventories		
Raw materials and supplies	$ 100.7	$ 95.5
Work in process	141.2	139.9
Finished products	430.5	418.0
Total inventories	$ 672.4	$ 653.4
Other Current Assets		
Miscellaneous receivables	$ 81.5	$ 58.6
Deferred income tax benefits	207.0	189.2
Prepaid expenses	90.0	84.3
Value added tax collectible from customers	53.5	51.9
Other	23.0	42.3
Total other current assets	$ 455.0	$ 426.3
Property, plant and equipment		
Land	$ 39.0	$ 39.4
Buildings	278.2	297.4
Machinery and equipment	1,775.7	1,719.8
Construction in progress	75.6	71.7
Total gross property	2,168.5	2,128.3
Accumulated depreciation	(1,320.0)	(1,242.9)
Total property, plant and equipment, net	$ 848.5	$ 885.4
Other Current Liabilities		
Accrued advertising, sales promotion and allowances	$ 70.1	$ 96.2
Accrued trade allowances	101.4	87.9
Accrued salaries, vacations and incentive compensation	115.9	110.4
Income taxes payable	25.2	—
Returns reserve	52.8	48.5
Other	223.0	232.8
Total other current liabilities	$ 588.4	$ 575.8
Other Liabilities		
Pensions and other retirement benefits	$ 506.0	$ 497.2
Deferred compensation	166.3	151.7
Deferred income tax liabilities	455.0	453.8
Other non-current liabilities	88.3	93.6
Total other liabilities	$ 1,215.6	$ 1,196.3

Allowance for Doubtful Accounts	2012	2011	2010
Balance at beginning of year	$ 15.9	$ 13.2	$ 11.3
Impact of acquisition	—	0.8	—
Provision charged to expense, net of reversals	2.2	4.6	4.6
Write-offs, less recoveries, translation, other	(2.2)	(2.7)	(2.7)
Balance at end of year	$ 15.9	$ 15.9	$ 13.2

(Dollars in millions, except per share and percentage data)

Income Tax Valuation Allowance	2012	2011	2010
Balance at beginning of year	$ 12.6	$ 11.0	$ 10.3
Provision charged to expense	—	11.4	2.7
Reversal of provision charged to expense	(0.8)	(4.6)	(1.3)
Write-offs, translation, other	0.1	(5.2)	(0.7)
Balance at end of year	$ 11.9	$ 12.6	$ 11.0

Supplemental Disclosure of Cash Flow Information	2012	2011	2010
Interest paid, including cost of early debt retirement	$ 117.5	$ 141.8	$ 122.1
Income taxes paid	$ 113.0	$ 206.4	$ 131.5

The Company has made two reclassifications for financial reporting purposes that impact the September 30, 2011, balance sheet only. They are as follows:

- In many of the Company's foreign affiliates, a value-added tax (VAT) is included on the invoice to the customer. The VAT is not included as part of the Company's revenue because the Company is simply collecting required taxes related to the sale of its goods to a third party and passing that tax collection to the proper tax authorities. Historically, the Company has reported this VAT component as part of trade receivables. We have reclassified this outstanding VAT amount from trade receivables to other current assets. The amount of the reclassification at September 30, 2011 is $51.9.

- The Company engages in a variety of trade promotional activities with its customers to promote its brands. The cost of these programs have historically been accounted for as a reduction of net sales in accordance with GAAP, with an offsetting establishment of an accrued liability. A large portion of these liabilities are paid via a customer deduction from amounts owed to the Company for invoiced sales as the customer exercises a right of offset against trade receivables to recoup payment for trade promotion allowances. While practice may vary depending on the type and nature of the trade promotional activities, we believe reduction of trade receivables to reflect this estimated right of offset is common in the industry and appropriate to reflect on the reported balance sheet. The amount reclassified to reflect this presentation change was $131.9 at September 30, 2011.

(17) Segment Information

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care Products) and Household Products (Battery and Portable Lighting Products). On November 23, 2010, we completed the acquisition of ASR. ASR is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades and is part of the Company' s Personal Care segment. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, acquisition integration or business realignment activities, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as inventory write-up related to purchase accounting, other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations do not represent the costs of such services, if performed on a stand-alone basis.

For the fiscal year ended September 30, 2012, the 2011 Household Products restructuring activities generated pre-tax income of $6.8, which was driven by the gain on the sale of our former battery manufacturing facility in Switzerland, which was closed in fiscal 2011. This gain was partially offset by $6.0 of additional costs related to the 2011 Household Products restructuring, which were incurred in fiscal 2012. For the fiscal year ended September 30, 2011, the 2011 Household Products Restructuring initiatives generated pre-tax expense of $79.0.

For the year ended September 30, 2011, the Company recorded expense of $1.8 related to the devaluation of its net monetary

(Dollars in millions, except per share and percentage data)

assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. These results reflect an exchange rate of 5.6 Venezuelan Bolivar Fuerte to one U.S. dollar. In 2010, the Company recorded a pre-tax loss of $18.3 due primarily to the devaluation of our Venezuela affiliates' U.S. dollar based intercompany payable as a result of the official devaluation of the exchange rate between the U.S. dollar and the Venezuelan Bolivar Fuerte. These impacts, which are included in Other financing on the Consolidated Statements of Earnings and Comprehensive Income, are not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and spending remain part of reported segment totals.

On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest paid semi-annually beginning November, 2011. The vast majority of the proceeds of the offering were used to repay existing indebtedness including the early redemption of certain private placement notes. The early retirement of the certain private placement notes resulted in the payment of "make whole" premiums totaling $19.9, pre-tax, which are reflected as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income as well as the reconciliation of segment results to total earnings before income taxes included in this footnote. In addition, the notice period required to repay certain private placement notes resulted in duplicate interest expense of approximately $3.0, which is included in Interest expense on the Consolidated Statements of Earnings and Comprehensive Income. See Note 10 of the Notes to Consolidated Financial Statements for further details.

The presentation for inventory write-up, which was $7.0 in fiscal 2011 related to the write-up and subsequent sale of inventory acquired in the ASR transaction, acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

(Dollars in millions, except per share and percentage data)

The following table provides segment information for the years ended or at September 30 for the periods presented:

Net Sales	2012	2011	2010
Personal Care	$ 2,479.5	$ 2,449.7	$ 2,048.6
Household Products	2,087.7	2,196.0	2,199.7
Total net sales	$ 4,567.2	$ 4,645.7	$ 4,248.3

	2012	2011	2010
Operating Profit			
Personal Care	$ 470.7	$ 408.4	$ 366.6
Household Products	400.2	410.6	451.1
Total operating profit	870.9	819.0	817.7
General corporate and other expenses	(159.0)	(119.9)	(108.4)
Household Products restructuring	6.8	(79.0)	—
Acquisition inventory valuation	—	(7.0)	—
ASR transaction costs/integration	(8.4)	(13.5)	(0.5)
Amortization of intangibles	(22.7)	(21.3)	(13.6)
Venezuela devaluation/other impacts	—	(1.8)	(18.3)
Cost of early debt retirements	—	(19.9)	—
Interest and other financing items	(122.2)	(150.6)	(133.5)
Total earnings before income taxes	$ 565.4	$ 406.0	$ 543.4
Depreciation and Amortization			
Personal Care	$ 82.0	$ 78.9	$ 57.9
Household Products	54.7	63.5	65.8
Total segment depreciation and amortization	136.7	142.4	123.7
Corporate	25.5	38.9	15.5
Total depreciation and amortization	$ 162.2	$ 181.3	$ 139.2
Total Assets			
Personal Care	$ 1,278.4	$ 1,266.9	
Household Products	1,134.4	1,176.7	
Total segment assets	2,412.8	2,443.6	
Corporate	995.2	734.4	
Goodwill and other intangible assets, net	3,323.2	3,353.5	
Total assets	$ 6,731.2	$ 6,531.5	
Capital Expenditures			
Personal Care	$ 58.3	$ 61.0	$ 69.2
Household Products	38.1	36.6	38.2
Total segment capital expenditures	96.4	97.6	107.4
Corporate	14.6	0.4	1.3
Total capital expenditures	$ 111.0	$ 98.0	$ 108.7

(Dollars in millions, except per share and percentage data)

Geographic segment information on a legal entity basis for the years ended September 30:

	2012	2011	2010
Net Sales to Customers			
United States	**$ 2,355.0**	$ 2,341.9	$ 2,196.8
International	**2,212.2**	2,303.8	2,051.5
Total net sales	**$ 4,567.2**	$ 4,645.7	$ 4,248.3
Long-Lived Assets			
United States	**$ 581.1**	$ 615.6	
Germany	**81.5**	93.3	
Singapore	**89.8**	81.7	
Other International	**133.0**	126.7	
Total long-lived assets excluding goodwill and intangibles	**$ 885.4**	$ 917.3	

The Company's international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.3% of the Company's total net sales in fiscal 2012 and 2011 and 5.7% in fiscal 2010, respectively. Net sales to customers in all other individual foreign countries represented less than 5% of the Company's total net sales for each of the three years presented.

Supplemental product information is presented below for net sales for the years ended September 30:

	2012	2011	2010
Net Sales			
Wet Shave	**$ 1,687.6**	$ 1,637.4	$ 1,265.1
Alkaline batteries	**1,263.4**	1,311.7	1,327.9
Other batteries and lighting products	**824.3**	884.3	871.8
Skin Care	**423.0**	417.6	383.0
Feminine Care	**185.5**	195.1	198.8
Infant Care	**180.3**	198.0	201.7
Other personal care products	**3.1**	1.6	—
Total net sales	**$ 4,567.2**	$ 4,645.7	$ 4,248.3

(Dollars in millions, except per share and percentage data)

(18) Quarterly Financial Information – (Unaudited)

The results of any single quarter are not necessarily indicative of the Company's results for the full year. Net earnings of the Company are impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. Data are computed independently for each of the periods presented. As a result, the sum of the amounts for the quarter may not equal the total for the year.

Fiscal 2012	First	Second	Third	Fourth
Net sales	**$ 1,198.1**	**$ 1,101.8**	**$ 1,124.1**	**$ 1,143.2**
Gross profit	**564.5**	**517.2**	**528.8**	**527.4**
Net earnings	**143.8**	**77.9**	**70.2**	**117.0**
Earnings per share:				
Basic	**$ 2.17**	**$ 1.19**	**$ 1.08**	**$ 1.86**
Diluted	**$ 2.15**	**$ 1.17**	**$ 1.06**	**$ 1.84**
Items increasing/(decreasing) net earnings:				
ASR integration/transaction costs	**(0.9)**	**(1.5)**	**(1.5)**	**(1.4)**
Other realignment/integration costs	**—**	**(0.2)**	**(0.2)**	**(4.5)**
Early termination of interest rate swap	**—**	**—**	**(1.1)**	**—**
Household Products restructuring	**7.6**	**(1.2)**	**(0.4)**	**(0.3)**
Litigation provision	**—**	**—**	**(8.5)**	**8.5**
Adjustments to valuation allowances and prior years tax accruals	**—**	**—**	**4.2**	**2.8**

Fiscal 2011	First	Second	Third	Fourth
Net sales	$ 1,177.1	$ 1,035.3	$ 1,234.5	$ 1,198.8
Gross profit	555.6	471.1	573.0	546.0
Net earnings	110.4	39.1	65.9	45.8
Earnings per share:				
Basic	$ 1.56	$ 0.56	$ 0.95	$ 0.67
Diluted	$ 1.55	$ 0.55	$ 0.94	$ 0.67
Items increasing/(decreasing) net earnings:				
Household Products restructuring	$ (1.3)	$ (30.0)	$ (16.9)	$ (15.3)
Early debt retirement/duplicate interest	—	—	(12.5)	(1.9)
ASR transaction costs/integration	(3.8)	(0.9)	(2.5)	(1.2)
Acquisition inventory valuation	(1.7)	(2.7)	—	—
Other realignment/integration costs	(0.2)	(1.9)	0.2	(0.1)
Venezuela devaluation/other impacts	(2.3)	1.0	—	(0.5)
Adjustments to valuation allowances and prior years tax accruals	—	—	1.1	(10.8)

(Dollars in millions, except per share and percentage data)

(19) Guarantor and Non-Guarantor Financial Information

On May 19, 2011, the Company issued a total of $600.0 of 4.70% senior notes due in May 2021 with interest payable semi-annually beginning November 2011. On May 24, 2012, the Company issued an additional $500.0 of senior notes with interest payable semi-annually in May and November at an annual fixed interest rate of 4.70%, maturing in May 2022.

The notes issued in May 2011 and May 2012 (collectively the "Notes") are fully and unconditionally guaranteed on a joint and several basis by the Company's existing and future direct and indirect domestic subsidiaries that are guarantors of any of the Company's credit agreements or other indebtedness for borrowed money (the "Guarantors"). The Guarantors are 100% owned either directly or indirectly by the Company and jointly and severally guarantee the Company's obligations under the Notes and substantially all of the Company's other outstanding indebtedness. The Company's subsidiaries organized outside of the U.S. and certain domestic subsidiaries, which are not guarantors of any of the Company's other indebtedness, (collectively, the "Non-Guarantors") do not guarantee the Notes. The subsidiary guarantee with respect to the Notes is subject to release upon sale of all of the capital stock of the Subsidiary Guarantor; if the guarantee under our credit agreements and other indebtedness for borrowed money is released or discharged (other than due to payment under such guarantee); or when the requirements for legal defeasance are satisfied or the obligations are discharged in accordance with the indenture.

Set forth below are the condensed consolidating financial statements presenting the results of operations, financial position and cash flows of the Parent Company (Energizer Holdings, Inc.), the Guarantors on a combined basis, the Non-Guarantors on a combined basis and eliminations necessary to arrive at the information for the Company as reported, on a consolidated basis. Eliminations represent adjustments to eliminate investments in subsidiaries and intercompany balances and transactions between or among the Parent Company, the Guarantor and the Non-Guarantor subsidiaries. In addition, the Company has revised certain elements of its previously filed consolidating statements as shown in the tables and revisions presented below.

Consolidating Statements of Earnings (Condensed)
Year Ended September 30, 2012

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net Sales	$ —	$ 2,773.5	$ 2,433.3	$ (639.6)	$ 4,567.2
Cost of products sold	—	1,691.9	1,373.8	(636.4)	2,429.3
Gross Profit	—	1,081.6	1,059.5	(3.2)	2,137.9
Selling, general and administrative expense	0.2	452.2	442.7	—	895.1
Advertising and sales promotion expense	—	249.9	200.7	(1.1)	449.5
Research and development expense	—	112.3	0.2	—	112.5
Household Products restructuring	—	0.4	(7.2)	—	(6.8)
Interest expense/(income)	122.6	(0.5)	5.2	—	127.3
Intercompany interest (income)/expense	(119.5)	118.7	0.8	—	—
Other financing expense, net	—	(0.5)	(4.5)	(0.1)	(5.1)
Intercompany service fees	—	12.8	(12.8)	—	—
Equity in earnings of subsidiaries	(414.3)	(315.1)	—	729.4	—
Earnings before income taxes	411.0	451.4	434.4	(731.4)	565.4
Income taxes	2.1	60.2	96.2	(2.0)	156.5
Net earnings	$ 408.9	$ 391.2	$ 338.2	$ (729.4)	$ 408.9

(Dollars in millions, except per share and percentage data)

Consolidating Statements of Earnings (Condensed)
Year Ended September 30, 2011

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net Sales	$ —	$ 2,775.2	$ 2,444.5	$ (574.0)	$ 4,645.7
Cost of products sold	—	1,658.4	1,418.4	(576.8)	2,500.0
Gross Profit	—	1,116.8	1,026.1	2.8	2,145.7
Selling, general and administrative expense	—	420.4	435.7	—	856.1
Advertising and sales promotion expense	—	285.9	240.8	(2.7)	524.0
Research and development expense	—	108.2	0.1	—	108.3
Household Products restructuring	—	3.0	76.0	—	79.0
Interest expense/(income)	137.1	(2.4)	6.6	—	141.3
Intercompany interest (income)/expense	(134.5)	133.7	0.8	—	—
Other financing expense, net	—	2.0	29.0	—	31.0
Intercompany service fees	—	10.6	(10.6)	—	—
Equity in earnings of subsidiaries	(271.2)	(153.6)	—	424.8	—
Earnings before income taxes	268.6	309.0	247.7	(419.3)	406.0
Income taxes	7.4	64.6	71.1	1.7	144.8
Net earnings	$ 261.2	$ 244.4	$ 176.6	$ (421.0)	$ 261.2

Consolidating Statements of Earnings (Condensed)
Year Ended September 30, 2010

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net Sales	$ —	$ 2,551.9	$ 2,229.3	$ (532.9)	$ 4,248.3
Cost of products sold	—	1,483.1	1,270.1	(524.2)	2,229.0
Gross Profit	—	1,068.8	959.2	(8.7)	2,019.3
Selling, general and administrative expense	—	379.5	386.2	—	765.7
Advertising and sales promotion expense	—	274.3	188.8	(1.8)	461.3
Research and development expense	—	97.0	0.1	—	97.1
Interest expense/(income)	121.5	(1.4)	5.3	—	125.4
Intercompany interest (income)/expense	(119.5)	118.2	1.3	—	—
Other financing (income)/expense	(0.1)	1.3	25.2	—	26.4
Intercompany service fees	—	16.9	(16.9)	—	—
Equity in earnings of subsidiaries	(412.5)	(266.5)	—	679.0	—
Earnings before income taxes	410.6	449.5	369.2	(685.9)	543.4
Income taxes	7.6	52.3	83.6	(3.1)	140.4
Net earnings	$ 403.0	$ 397.2	$ 285.6	$ (682.8)	$ 403.0

(Dollars in millions, except per share and percentage data)

Consolidating Balance Sheets (Condensed)
September 30, 2012

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 4.0	$ 9.2	$ 705.3	$ —	$ 718.5
Trade receivables, net (a)	—	4.1	672.6	—	676.7
Inventories	—	341.4	362.1	(31.1)	672.4
Other current assets	0.4	210.8	232.9	10.9	455.0
Total current assets	4.4	565.5	1,972.9	(20.2)	2,522.6
Investment in subsidiaries	6,552.5	1,760.8	—	(8,313.3)	—
Intercompany receivables, net (b)	—	4,249.9	168.6	(4,418.5)	—
Intercompany notes receivable (b)	2,413.3	22.4	11.0	(2,446.7)	—
Property, plant and equipment, net	—	553.1	295.4	—	848.5
Goodwill	—	1,104.9	364.6	—	1,469.5
Other intangible assets, net	—	1,646.8	206.9	—	1,853.7
Other noncurrent assets	12.4	9.7	14.8	—	36.9
Total assets	8,982.6	9,913.1	3,034.2	(15,198.7)	6,731.2
Current liabilities	300.0	372.2	635.2	0.1	1,307.5
Intercompany payables, net (b)	4,418.5	—	—	(4,418.5)	—
Intercompany notes payable (b)	—	2,424.3	22.4	(2,446.7)	—
Long-term debt	2,138.6	—	—	—	2,138.6
Other noncurrent liabilities	56.0	954.7	204.9	—	1,215.6
Total liabilities	6,913.1	3,751.2	862.5	(6,865.1)	4,661.7
Total shareholders' equity	2,069.5	6,161.9	2,171.7	(8,333.6)	2,069.5
Total liabilities and shareholders' equity	$ 8,982.6	$ 9,913.1	$ 3,034.2	$ (15,198.7)	$ 6,731.2

(a) Trade receivables, net for the Non-Guarantors includes approximately $369.1 at September 30, 2012 of U.S. trade receivables sold from the Guarantors to Energizer Receivables Funding Corp ("ERF"), a 100% owned, special purpose subsidiary, which is a non-guarantor of the Notes. These receivables are used by ERF to securitize the borrowings under the Company's receivable securitization facility. The trade receivables are short-term in nature (on average less than 90 days). As payment of the receivable obligation is received from the customer, ERF remits the cash to the Guarantors in payment for the purchase of the receivables. Cost and expenses paid by ERF related to the receivable securitization facility are re-billed to the Guarantors by way of intercompany services fees.

(b) Intercompany activity includes notes that bear interest due from the Guarantors to the Parent Company. Interest rates on these notes approximate the interest rates paid by the Parent on third party debt. Additionally, other intercompany activities include product purchases between Guarantors and Non-Guarantors, charges for services provided by the parent and various subsidiaries to other affiliates within the consolidated entity and other intercompany activities in the normal course of business.

(Dollars in millions, except per share and percentage data)

Consolidating Balance Sheets (Condensed)
September 30, 2011

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ —	$ 4.3	$ 466.9	$ —	$ 471.2
Trade receivables, net (a) (c)	—	15.3	694.5	—	709.8
Inventories	—	318.7	363.8	(29.1)	653.4
Other current assets (c)	21.1	243.7	183.0	(21.5)	426.3
Total current assets	21.1	582.0	1,708.2	(50.6)	2,260.7
Investment in subsidiaries	6,177.9	1,430.6	—	(7,608.5)	—
Intercompany receivables, net (b)	—	4,046.7	13.4	(4,060.1)	—
Intercompany notes receivable (b)	2,347.6	24.4	5.9	(2,377.9)	—
Property, plant and equipment, net	—	574.8	310.6	—	885.4
Goodwill	—	1,105.0	370.3	—	1,475.3
Other intangible assets, net	—	1,664.3	213.9	—	1,878.2
Other noncurrent assets	10.4	11.1	10.4	—	31.9
Total assets	8,557.0	9,438.9	2,632.7	(14,097.1)	6,531.5
Current liabilities (c)	141.1	399.1	518.1	(30.9)	1,027.4
Intercompany payables, net (b)	4,060.1	—	—	(4,060.1)	—
Intercompany notes payable (b)	—	2,353.5	24.4	(2,377.9)	—
Long-term debt	2,206.5	—	—	—	2,206.5
Other noncurrent liabilities	48.0	975.9	172.4	—	1,196.3
Total liabilities	6,455.7	3,728.5	714.9	(6,468.9)	4,430.2
Total shareholders' equity	2,101.3	5,710.4	1,917.8	(7,628.2)	2,101.3
Total liabilities and shareholders' equity	$ 8,557.0	$ 9,438.9	$ 2,632.7	$ (14,097.1)	$ 6,531.5

(a) Trade receivables, net for the Non-Guarantors includes approximately $373.0 at September 30, 2011 of U.S. trade receivables sold from the Guarantors to Energizer Receivables Funding Corp ("ERF"), a 100% owned, special purpose subsidiary, which is a non-guarantor of the Notes. These receivables are used by ERF to securitize the borrowings under the Company's receivable securitization facility. The trade receivables are short-term in nature (on average less than 90 days). As payment of the receivable obligation is received from the customer, ERF remits the cash to the Guarantors in payment for the purchase of the receivables. Cost and expenses paid by ERF related to the receivable securitization facility are re-billed to the Guarantors by way of intercompany services fees.

(b) Intercompany activity includes notes that bear interest due from the Guarantors to the Parent Company. Interest rates on these notes approximate the interest rates paid by the Parent on third party debt. Additionally, other intercompany activities include product purchases between Guarantors and Non-Guarantors, charges for services provided by the parent and various subsidiaries to other affiliates within the consolidated entity and other intercompany activities in the normal course of business.

(c) The Company has made two reclassifications for financial reporting purposes that impact the balance sheets only. See Note 10 for further information.

(Dollars in millions, except per share and percentage data)

Consolidating Statements of Cash Flows (Condensed)

Year Ended September 30, 2012

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from operating activities	$ 87.4	$ 275.9	$ 327.4	$ (59.1)	$ 631.6
Cash Flow from Investing Activities					
Capital expenditures	—	(73.4)	(37.6)	—	(111.0)
Proceeds from sale of assets	—	2.0	17.3	—	19.3
Proceeds from intercompany notes	441.0	2.8	—	(443.8)	—
Payments for intercompany notes	(498.6)	—	(5.0)	503.6	—
Intercompany receivable/payable, net	—	(358.4)	(105.0)	463.4	—
Proceeds from return of capital	—	0.7	—	(0.7)	—
Payment for equity contributions	—	(3.1)	—	3.1	—
Other, net	—	(1.1)	(2.1)	—	(3.2)
Net cash (used by)/from investing activities	(57.6)	(430.5)	(132.4)	525.6	(94.9)
Cash Flow from Financing Activities					
Cash proceeds from issuance of debt with original maturities greater than 90 days	498.6	—	—	—	498.6
Cash payments on debt with original maturities greater than 90 days	(441.0)	—	—	—	(441.0)
Payment of debt issue cost	(4.3)	—	—	—	(4.3)
Net (decrease)/increase in debt with original maturity days of 90 or less	—	(8.1)	109.0	—	100.9
Proceeds from intercompany notes	—	503.6	—	(503.6)	—
Payments for intercompany notes	—	(441.0)	(2.8)	443.8	—
Common stock purchased	(417.8)	—	—	—	(417.8)
Proceeds from issuance of common stock	3.0	—	—	—	3.0
Excess tax benefits from share-based payments	2.2	—	—	—	2.2
Cash dividends paid	(24.9)	—	—	—	(24.9)
Intercompany receivable/payable, net	358.4	105.0	—	(463.4)	—
Proceeds for equity contribution	—	—	3.1	(3.1)	—
Capital contribution	—	—	(0.7)	0.7	—
Payments for intercompany equity distributions	—	—	(59.1)	59.1	—
Net cash (used by)/from financing activities	(25.8)	159.5	49.5	(466.5)	(283.3)
Effect of exchange rate changes on cash	—	—	(6.1)	—	(6.1)
Net increase in cash and cash equivalents	4.0	4.9	238.4	—	247.3
Cash and cash equivalents, beginning of period	—	4.3	466.9	—	471.2
Cash and cash equivalents, end of period	$ 4.0	$ 9.2	$ 705.3	$ —	$ 718.5

(Dollars in millions, except per share and percentage data)

Consolidating Statements of Cash Flows (Condensed)
Year Ended September 30, 2011

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from operating activities	$ 5.5	$ 298.3	$ 232.8	$ (124.1)	$ 412.5
Cash Flow from/(used by) Investing Activities					
Capital expenditures	—	(55.4)	(42.6)	—	(98.0)
Proceeds from sale of assets	—	5.0	2.6	—	7.6
Acquisitions, net of cash acquired	(301.0)	11.1	22.8	—	(267.1)
Proceeds from intercompany notes	576.0	38.0	—	(614.0)	—
Payments for intercompany notes	(600.0)	—	—	600.0	—
Intercompany receivable/payable, net	—	(355.7)	(35.0)	390.7	—
Proceeds from return of capital	—	4.0	—	(4.0)	—
Payment for equity contributions	—	(12.8)	—	12.8	—
Other, net	—	(4.8)	(1.2)	—	(6.0)
Net cash (used by)/from investing activities	(325.0)	(370.6)	(53.4)	385.5	(363.5)
Cash Flow from Financing Activities					
Cash proceeds from issuance of debt with original maturities greater than 90 days	600.0	—	—	—	600.0
Cash payments on debt with original maturities greater than 90 days	(576.0)	—	—	—	(576.0)
Payment of debt issue cost	(7.6)	—	—	—	(7.6)
Net decrease in debt with original maturity days of 90 or less	—	15.1	30.6	—	45.7
Proceeds from intercompany notes	—	600.0	—	(600.0)	—
Payments for intercompany notes	—	(576.0)	(38.0)	614.0	—
Common stock purchased	(276.0)	—	—	—	(276.0)
Proceeds from issuance of common stock	8.2	—	—	—	8.2
Excess tax benefits from share-based payments	3.7	—	—	—	3.7
Intercompany receivable/payable, net	355.7	35.0	—	(390.7)	—
Proceeds for equity contribution	—	—	12.8	(12.8)	—
Capital contribution	—	—	(4.0)	4.0	—
Payments for intercompany equity distributions	—	—	(124.1)	124.1	—
Net cash from/(used by) financing activities	108.0	74.1	(122.7)	(261.4)	(202.0)
Effect of exchange rate changes on cash	—	—	(5.5)	—	(5.5)
Net (decrease)/increase in cash and cash equivalents	(211.5)	1.8	51.2	—	(158.5)
Cash and cash equivalents, beginning of period	211.5	2.5	415.7	—	629.7
Cash and cash equivalents, end of period	$ —	$ 4.3	$ 466.9	$ —	$ 471.2

(Dollars in millions, except per share and percentage data)

Consolidating Statements of Cash Flows (Condensed)

Year Ended September 30, 2010

	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from operating activities	$ 12.5	$ 389.2	$ 337.5	$ (86.8)	$ 652.4
Cash Flow from/(used by) Investing Activities					
Capital expenditures	—	(57.0)	(51.7)	—	(108.7)
Proceeds from sale of assets	—	0.1	0.7	—	0.8
Proceeds from intercompany notes	101.0	26.1	—	(127.1)	—
Intercompany receivable/payable, net	—	(97.6)	147.5	(49.9)	—
Proceeds from return of capital	—	2.0	—	(2.0)	—
Payment for equity contributions	—	(5.5)	—	5.5	—
Other, net	—	(4.9)	(0.5)	—	(5.4)
Net cash from/(used by) investing activities	101.0	(136.8)	96.0	(173.5)	(113.3)
Cash Flow from Financing Activities					
Net decrease in debt with original maturity days of 90 or less	(101.0)	—	—	—	(101.0)
Net decrease in debt with original maturity days of 90 or less	—	(5.1)	(146.8)	—	(151.9)
Payments for intercompany notes	—	(101.0)	(26.1)	127.1	—
Proceeds from issuance of common stock	12.6	—	—	—	12.6
Excess tax benefits from share-based payments	5.8	—	—	—	5.8
Intercompany receivable/payable, net	97.6	(147.5)	—	49.9	—
Proceeds for equity contribution	—	—	5.5	(5.5)	—
Capital contribution	—	—	(2.0)	2.0	—
Payments for intercompany equity distributions	—	—	(86.8)	86.8	—
Net cash from/(used by) financing activities	15.0	(253.6)	(256.2)	260.3	(234.5)
Effect of exchange rate changes on cash	—	—	(34.2)	—	(34.2)
Net increase/(decrease) in cash and cash equivalents	128.5	(1.2)	143.1	—	270.4
Cash and cash equivalents, beginning of period	83.0	3.7	272.6	—	359.3
Cash and cash equivalents, end of period	$ 211.5	$ 2.5	$ 415.7	$ —	$ 629.7

(Dollars in millions, except per share and percentage data)

The Company revised its Condensed Consolidating Statements of Earnings to eliminate the incorrect inclusion of intercompany dividends. These revisions resulted in a reduction of the Guarantors net earnings with a corresponding reduction to Eliminations. The reported net earnings of the Parent and Non-Guarantors was not impacted by this error. The Company also revised its Condensed Consolidating Balance Sheets to present intercompany notes between the Parent, Guarantor and the Non-Guarantor subsidiaries on a gross basis, rather than showing intercompany obligations on a net basis. Additionally, the Company revised its Condensed Consolidating Statements of Cash Flows to correct the presentation of certain intercompany activities between the Parent, Guarantor and Non-Guarantor subsidiaries for loans, capital contributions/returns, return on equity and repayments. These revisions resulted in offsetting amounts to certain line items and did not impact total cash flow for any of the subsidiaries presented. The Company assessed the materiality of these items on previously issued annual and interim financial statements in accordance with SEC Staff Accounting Bulletin No. 99 and No. 108, and concluded that the revisions were not material to the Condensed Consolidating Financial Statements for any period presented. The prior period quarterly Condensed Consolidating Financial Statements will also be presented in our Form 10-Q filings in fiscal year 2013 as revised consistent with the presentation below. There were no changes to the Company's Consolidated Financial Statements as a result of these revisions. The impact of these revisions is shown in the following tables.

Consolidating Statement of Earnings (Condensed)	**As Previously Reported**							
	Year Ended		**Three Months Ended**					
(millions)	**Sep 2010**	**Sep 2011**	**Dec 2010**	**Mar 2011**	**Jun 2011**	**Dec 2011**	**Mar 2012**	**Jun 2012**
Parent Company	**$ 410.6**	**$ 268.6**	**$ 111.4**	**$ 39.7**	**$ 66.4**	**$ 144.8**	**$ 78.3**	**$ 70.4**
Guarantors	536.3	433.1	189.3	65.6	93.7	182.6	112.5	72.1
Non-Guarantors	**369.2**	**247.7**	**86.8**	**41.6**	**49.3**	**125.5**	**83.6**	**88.6**
Eliminations	(772.7)	(543.4)	(225.0)	(85.9)	(108.5)	(244.5)	(161.4)	(142.3)
Earnings before income taxes	**543.4**	**406.0**	**162.5**	**61.0**	**100.9**	**208.4**	**113.0**	**88.8**
Parent Company	403.0	261.2	110.4	39.1	65.9	143.8	77.9	70.2
Guarantors	**484.0**	**368.5**	**158.1**	**52.6**	**71.5**	**146.9**	**99.5**	**70.8**
Non-Guarantors	285.6	176.6	67.6	33.6	37.4	97.5	65.1	71.7
Eliminations	**(769.6)**	**(545.1)**	**(225.7)**	**(86.2)**	**(108.9)**	**(244.4)**	**(164.6)**	**(142.5)**
Net earnings	$ 403.0	$ 261.2	$ 110.4	$ 39.1	$ 65.9	$ 143.8	$ 77.9	$ 70.2

Consolidating Statement of Earnings (Condensed)	**Adjustments**							
	Year Ended		**Three Months Ended**					
(millions)	**Sep 2010**	**Sep 2011**	**Dec 2010**	**Mar 2011**	**Jun 2011**	**Dec 2011**	**Mar 2012**	**Jun 2012**
Parent Company	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Guarantors	(86.8)	(124.1)	(50.7)	(14.9)	(8.4)	(7.6)	(21.4)	(4.9)
Non-Guarantors	—	—	—	—	—	—	—	—
Eliminations	86.8	124.1	50.7	14.9	8.4	7.6	21.4	4.9
Earnings before income taxes	—	—	—	—	—	—	—	—
Parent Company	—	—	—	—	—	—	—	—
Guarantors	(86.8)	(124.1)	(50.7)	(14.9)	(8.4)	(7.6)	(21.4)	(4.9)
Non-Guarantors	—	—	—	—	—	—	—	—
Eliminations	86.8	124.1	50.7	14.9	8.4	7.6	21.4	4.9
Net earnings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Consolidating Statement of Earnings (Condensed)	As Revised							
	Year Ended		Three Months Ended					
(millions)	Sep 2010	Sep 2011	Dec 2010	Mar 2011	Jun 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$ 410.6	$ 268.6	$ 111.4	$ 39.7	$ 66.4	$ 144.8	$ 78.3	$ 70.4
Guarantors	449.5	309.0	138.6	50.7	85.3	175.0	91.1	67.2
Non-Guarantors	369.2	247.7	86.8	41.6	49.3	125.5	83.6	88.6
Eliminations	(685.9)	(419.3)	(174.3)	(71.0)	(100.1)	(236.9)	(140.0)	(137.4)
Earnings before income taxes	543.4	406.0	162.5	61.0	100.9	208.4	113.0	88.8
Parent Company	403.0	261.2	110.4	39.1	65.9	143.8	77.9	70.2
Guarantors	397.2	244.4	107.4	37.7	63.1	139.3	78.1	65.9
Non-Guarantors	285.6	176.6	67.6	33.6	37.4	97.5	65.1	71.7
Eliminations	(682.8)	(421.0)	(175.0)	(71.3)	(100.5)	(236.8)	(143.2)	(137.6)
Net earnings	$ 403.0	$ 261.2	$ 110.4	$ 39.1	$ 65.9	$ 143.8	$ 77.9	$ 70.2

Consolidating Balance Sheet (Condensed)	As Previously Reported			
(millions)	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$ 21.1	$ 34.8	$ 44.5	$ 70.9
Guarantors	582.0	594.3	627.7	586.9
Non-Guarantors	1,708.2	1,716.3	1,786.3	1,893.0
Eliminations	(50.6)	(51.5)	(64.9)	(86.2)
Total current assets	2,260.7	2,293.9	2,393.6	2,464.6
Parent Company	6,209.4	6,343.4	6,467.9	6,524.6
Guarantors	7,085.4	7,158.4	7,289.2	7,429.5
Non-Guarantors	2,613.4	2,756.4	2,767.1	2,804.0
Eliminations	(9,376.7)	(9,734.6)	(9,892.5)	(10,091.0)
Total assets	6,531.5	6,523.6	6,631.7	6,667.1
Parent Company	141.1	562.8	582.4	265.3
Guarantors	399.1	318.0	367.3	418.9
Non-Guarantors	518.1	600.4	527.6	552.1
Eliminations	(30.9)	(28.4)	(33.1)	(59.4)
Total current liabilities	1,027.4	1,452.8	1,444.2	1,176.9
Parent Company	4,108.1	4,253.0	4,249.9	4,352.3
Guarantors	1,375.0	1,311.8	1,343.5	1,377.0
Non-Guarantors	695.6	769.4	701.8	717.6
Eliminations	(1,748.5)	(1,901.0)	(1,881.5)	(1,952.1)
Total liabilities	4,430.2	4,433.2	4,413.7	4,494.8
Parent Company	2,101.3	2,090.4	2,218.0	2,172.3
Guarantors	5,710.4	5,846.6	5,945.7	6,052.5
Non-Guarantors	1,917.8	1,987.0	2,065.3	2,086.4
Eliminations	(7,628.2)	(7,833.6)	(8,011.0)	(8,138.9)
Total Stockholders' equity	$ 2,101.3	$ 2,090.4	$ 2,218.0	$ 2,172.3

(Dollars in millions, except per share and percentage data)

Consolidating Balance Sheet (Condensed)	Adjustments			
(millions)	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$ —	$ —	$ —	$ —
Guarantors	—	—	—	—
Non-Guarantors	—	—	—	—
Eliminations	—	—	—	—
Total current assets	—	—	—	—
Parent Company	2,347.6	2,324.4	2,344.3	2,395.9
Guarantors	2,353.5	2,335.3	2,355.2	2,406.8
Non-Guarantors	19.3	24.1	23.4	21.6
Eliminations	(4,720.4)	(4,683.8)	(4,722.9)	(4,824.3)
Total assets	—	—	—	—
Parent Company	—	—	—	—
Guarantors	—	—	—	—
Non-Guarantors	—	—	—	—
Eliminations	—	—	—	—
Total current liabilities	—	—	—	—
Parent Company	2,347.6	2,324.4	2,344.3	2,395.9
Guarantors	2,353.5	2,335.3	2,355.2	2,406.8
Non-Guarantors	19.3	24.1	23.4	21.6
Eliminations	(4,720.4)	(4,683.8)	(4,722.9)	(4,824.3)
Total liabilities	—	—	—	—
Parent Company	—	—	—	—
Guarantors	—	—	—	—
Non-Guarantors	—	—	—	—
Eliminations	—	—	—	—
Total Stockholders' equity	$ —	$ —	$ —	$ —

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

Consolidating Balance Sheet (Condensed)	**As Revised**			
(millions)	**Sep 2011**	**Dec 2011**	**Mar 2012**	**Jun 2012**
Parent Company	$ 21.1	$ 34.8	$ 44.5	$ 70.9
Guarantors	582.0	594.3	627.7	586.9
Non-Guarantors	1,708.2	1,716.3	1,786.3	1,893.0
Eliminations	(50.6)	(51.5)	(64.9)	(86.2)
Total current assets	2,260.7	2,293.9	2,393.6	2,464.6
Parent Company	8,557.0	8,667.8	8,812.2	8,920.5
Guarantors	9,438.9	9,493.7	9,644.4	9,836.3
Non-Guarantors	2,632.7	2,780.5	2,790.5	2,825.6
Eliminations	(14,097.1)	(14,418.4)	(14,615.4)	(14,915.3)
Total assets	6,531.5	6,523.6	6,631.7	6,667.1
Parent Company	141.1	562.8	582.4	265.3
Guarantors	399.1	318.0	367.3	418.9
Non-Guarantors	518.1	600.4	527.6	552.1
Eliminations	(30.9)	(28.4)	(33.1)	(59.4)
Total current liabilities	1,027.4	1,452.8	1,444.2	1,176.9
Parent Company	6,455.7	6,577.4	6,594.2	6,748.2
Guarantors	3,728.5	3,647.1	3,698.7	3,783.8
Non-Guarantors	714.9	793.5	725.2	739.2
Eliminations	(6,468.9)	(6,584.8)	(6,604.4)	(6,776.4)
Total liabilities	4,430.2	4,433.2	4,413.7	4,494.8
Parent Company	2,101.3	2,090.4	2,218.0	2,172.3
Guarantors	5,710.4	5,846.6	5,945.7	6,052.5
Non-Guarantors	1,917.8	1,987.0	2,065.3	2,086.4
Eliminations	(7,628.2)	(7,833.6)	(8,011.0)	(8,138.9)
Total Stockholders' equity	$ 2,101.3	$ 2,090.4	$ 2,218.0	$ 2,172.3

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Consolidating Statement of Cash Flows (Condensed)	**As Previously Reported (YTD)**							
(millions)	**Sep 2010**	**Dec 2010**	**Mar 2011**	**Jun 2011**	**Sep 2011**	**Dec 2011**	**Mar 2012**	**Jun 2012**
Parent Company	$ 211.2	$ (59.0)	$ (11.1)	$ (57.1)	$ 303.4	$ (17.8)	$ 5.7	$ (36.1)
Guarantors	(17.5)	33.8	(12.5)	76.5	(73.4)	64.2	117.8	178.1
Non-Guarantors	458.7	24.2	129.5	157.0	182.5	(18.6)	103.2	204.8
Eliminations	—	—	—	—	—	—	—	—
Net cash from/(used by operating activities	652.4	(1.0)	105.9	176.4	412.5	27.8	226.7	346.8
Parent Company	—	(267.1)	(267.1)	(267.1)	(267.1)	—	—	—
Guarantors	(61.8)	(14.0)	(23.3)	(39.5)	(55.2)	(13.7)	(37.3)	(55.0)
Non-Guarantors	(51.5)	(7.3)	(16.1)	(25.6)	(41.2)	11.1	1.4	(5.4)
Eliminations	—	—	—	—	—	—	—	—
Net cash (used by) investing activities	(113.3)	(288.4)	(306.5)	(332.2)	(363.5)	(2.6)	(35.9)	(60.4)
Parent Company	(82.6)	166.6	66.7	126.7	(247.7)	24.3	(0.7)	36.1
Guarantors	78.2	(13.8)	38.6	(34.4)	130.4	(40.3)	(78.1)	(122.9)
Non-Guarantors	(230.1)	(44.1)	(63.6)	(71.4)	(84.7)	1.1	(20.9)	(23.1)
Eliminations	—	—	—	—	—	—	—	—
Net cash (used by)/from financing activities	$ (234.5)	$ 108.7	$ 41.7	$ 20.9	$ (202.0)	$ (14.9)	$ (99.7)	$ (109.9)

Consolidating Statement of Cash Flows (Condensed)	**Adjustments (YTD)**							
(millions)	**Sep 2010**	**Dec 2010**	**Mar 2011**	**Jun 2011**	**Sep 2011**	**Dec 2011**	**Mar 2012**	**Jun 2012**
Parent Company	$ (198.7)	$ 55.6	$ 2.4	$ 25.3	$ (297.9)	$ 21.6	$ 0.2	$ 18.8
Guarantors	406.7	17.9	86.0	71.5	371.7	(19.0)	27.7	12.3
Non-Guarantors	(121.2)	(22.8)	(22.8)	(22.8)	50.3	5.0	1.1	2.8
Eliminations	(86.8)	(50.7)	(65.6)	(74.0)	(124.1)	(7.6)	(29.0)	(33.9)
Net cash from/(used by) operating activities	—	—	—	—	—	—	—	—
Parent Company	101.0	62.6	(0.9)	(59.4)	(57.9)	1.5	3.0	(67.1)
Guarantors	(75.0)	(129.4)	(149.2)	(195.1)	(315.4)	(140.0)	(133.9)	(228.1)
Non-Guarantors	147.5	(149.2)	(112.2)	(42.2)	(12.2)	(110.0)	(30.0)	(30.0)
Eliminations	(173.5)	216.0	262.3	296.7	385.5	248.5	160.9	325.2
Net cash from/(used by) investing activities	—	—	—	—	—	—	—	—
Parent Company	97.6	(118.2)	(1.5)	34.1	355.7	(23.1)	(3.2)	48.3
Guarantors	(331.8)	111.5	63.2	123.6	(56.3)	159.0	106.2	215.8
Non-Guarantors	(26.1)	172.0	135.0	65.0	(38.0)	105.0	28.9	27.2
Eliminations	260.3	(165.3)	(196.7)	(222.7)	(261.4)	(240.9)	(131.9)	(291.3)
Net cash from/(used by) financing activities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(Dollars in millions, except per share and percentage data)

Consolidating Statement of Cash Flows (Condensed)	As Revised (YTD)							
(millions)	Sep 2010	Dec 2010	Mar 2011	Jun 2011	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$ 12.5	$ (3.4)	$ (8.7)	$ (31.8)	$ 5.5	$ 3.8	$ 5.9	$ (17.3)
Guarantors	389.2	51.7	73.5	148.0	298.3	45.2	145.5	190.4
Non-Guarantors	337.5	1.4	106.7	134.2	232.8	(13.6)	104.3	207.6
Eliminations	(86.8)	(50.7)	(65.6)	(74.0)	(124.1)	(7.6)	(29.0)	(33.9)
Net cash from/(used by) operating activities	652.4	(1.0)	105.9	176.4	412.5	27.8	226.7	346.8
Parent Company	101.0	(204.5)	(268.0)	(326.5)	(325.0)	1.5	3.0	(67.1)
Guarantors	(136.8)	(143.4)	(172.5)	(234.6)	(370.6)	(153.7)	(171.2)	(283.1)
Non-Guarantors	96.0	(156.5)	(128.3)	(67.8)	(53.4)	(98.9)	(28.6)	(35.4)
Eliminations	(173.5)	216.0	262.3	296.7	385.5	248.5	160.9	325.2
Net cash from/(used by) investing activities	(113.3)	(288.4)	(306.5)	(332.2)	(363.5)	(2.6)	(35.9)	(60.4)
Parent Company	15.0	48.4	65.2	160.8	108.0	1.2	(3.9)	84.4
Guarantors	(253.6)	97.7	101.8	89.2	74.1	118.7	28.1	92.9
Non-Guarantors	(256.2)	127.9	71.4	(6.4)	(122.7)	106.1	8.0	4.1
Eliminations	260.3	(165.3)	(196.7)	(222.7)	(261.4)	(240.9)	(131.9)	(291.3)
Net cash from/(used by) financing activities	$ (234.5)	$ 108.7	$ 41.7	$ 20.9	$ (202.0)	$ (14.9)	$ (99.7)	$ (109.9)

(20) Subsequent Events

2013 Restructuring Initiatives

On November 8, 2012, we announced that our Board of Directors approved a multi-year restructuring plan, which was developed in connection with an assessment of our cost structure and operating model undertaken to improve cost competitiveness and deliver enhanced financial returns.

The Company estimates one-time charges associated with the restructuring will include accelerated depreciation and asset impairment charges on certain property, plant and equipment at facilities targeted for closing or some form of streamlining. Based on our initial assessment, we estimate that we will incur an impairment charge in fiscal 2013 in the range of $10 to $15, pre-tax, which we expect to record in the first quarter of fiscal 2013. Additionally, we estimate accelerated depreciation will be in the range of $50 to $60, and will be incurred over the next 12 to 18 months as production ceases and the facilities are closed or streamlined.

Changes to the U.S. Pension Plan

In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future service benefits will no longer be accrued under this retirement program. It is expected that the Company will provide an enhanced defined contribution benefit in conjunction with this action, but this change is expected to result in an overall reduction in the costs of retirement service benefits for U.S. colleagues. We expect to recognize a curtailment gain in pre-tax earnings of between $30 to $40 in the first fiscal quarter of 2013 as a result of this plan change. This estimate may vary from the actual curtailment gain recorded due primarily to changes in market interest rates and other factors.

Exhibit 21

Energizer Holdings, Inc. (MO)
List of Subsidiaries

	Subsidiary Name	Jurisdictions of Incorporation	Percentage of Control
	Energizer Argentina S.A.	Argentina	100%
	Energizer Australia Pty. Ltd.	Australia	100%
	American Safety Razor Australia PTY Limited	Australia	100%
	Energizer Group Austria Handels GmbH	Austria	100%
	Energizer Sales Ltd.	Barbados	100%
	Personna International Limited	Barbados	100%
	Energizer Group Belgium N.V.	Belgium	100%
	Energizer Insurance Company Ltd.	Bermuda	100%
	Energizer Group do Brasil Imp.Exp.Com.Ltd.	Brazil	100%
*	Energizer do Brasil Ltda.	Brazil	100%
	American Safety Razor do Brasil, Ltda.	Brazil	100%
	EPC do Brasil Comercio, Importacao e Exportacao Ltda.	Brazil	100%
	ASR Exportacao, Importacao, Comercio e Industria De Produtos de Barbear Ltda.	Brazil	100%
	Smile-Tote, Inc.	California	100%
	Energizer Canada Inc.	Canada	100%
	Energizer Cayman Islands Limited	Cayman Islands	100%
	Schick Cayman Islands Limited	Cayman Islands	100%
	Eveready de Chile S.A.	Chile	100%
	Energizer (China) Co., Ltd.	China	100%
	Schick (Guangzhou) Company Ltd.	China	100%
	Eveready de Colombia, S.A.	Colombia	100%
+	ECOBAT s.r.o.	Czech Republic	16.66%
	Energizer Czech spol.sr.o.	Czech Republic	100%
	Personna International CZ s.r.o.	Czech Republic	100%
	Energizer Asia Pacific, Inc.	Delaware	100%
	EBC Batteries, Inc.	Delaware	100%
	Energizer ASR, LLC	Delaware	100%
	Energizer Battery, Inc.	Delaware	100%
	Energizer International, Inc.	Delaware	100%
	Energizer Middle East and Africa Limited	Delaware	100%
	Energizer (South Africa) Ltd.	Delaware	100%
	Eveready Battery Company, Inc.	Delaware	100%
	Energizer Battery Manufacturing, Inc.	Delaware	100%
	Energizer Personal Care, LLC	Delaware	100%
	Energizer Receivables Funding Corporation	Delaware	100%
	Energizer Group, Inc.	Delaware	100%
	Energizer-Schick Taiwan Ltd.	Delaware	100%
	Playtex Products, LLC	Delaware	100%
	Playtex Manufacturing, Inc.	Delaware	100%
	Playtex Investment Corp.	Delaware	100%
	Playtex Marketing Corp.	Delaware	50%
	Schick Manufacturing, Inc.	Delaware	100%
	Sun Pharmaceuticals, LLC	Delaware	100%

	Tanning Research Laboratories, LLC	Delaware	100%
	TH Marketing Corp.	Delaware	100%
	Energizer Group Dominican Republic S.A	Dominican Republic	100%
	Eveready Ecuador C.A.	Ecuador	100%
	Energizer Egypt S.A.E.	Egypt	70.02%
	Schick Egypt LLC	Egypt	100%
	Hawaiian Tropic Europe, Inc.	Florida	100%
+	COREPILE S.A.	France	20%
	Energizer Group France SAS	France	100%
	Energizer Deutschland G.m.b.H. & Co. KG	Germany	100% Partnership
	Energizer Finanzierungs GbR	Germany	100% Partnership
	Energizer Management Holding Verwaltungs GmbH	Germany	100%
	Wilkinson Sword GmbH	Germany	100%
+	AFIS, S.A.	Greece	40%
	Energizer Hellas A.E.	Greece	100%
	Energizer Hong Kong Limited	Hong Kong	100%
	Eveready Hong Kong Company	Hong Kong	100%Partnership
	Schick Asia Limited	Hong Kong	100%
	Sonca Products Limited	Hong Kong	100%
	Energizer Hungary Trading Ltd.	Hungary	100%
+	RE'LEM Public Benefit Company	Hungary	33.3%
*	EBC (India) Company Private Limited	India	100%
*	Energizer India Private Limited	India	100%
	PT Energizer Indonesia	Indonesia	100%
	Energizer Ireland Limited	Ireland	100%
	Personna International Israel Ltd.	Israel	100%
	Energizer Group Italia S.p.A.	Italy	100%
	Schick Japan K.K.	Japan	100%
	Eveready East Africa Limited	Kenya	10.51% (Public)
	Energizer Korea Ltd.	Korea	100%
	Energizer Malaysia SDN.BHD.	Malaysia	80%
	Eveready de Mexico S.A. de C.V.	Mexico	100%
	Personna International de Mexico, S.A. de C.V.	Mexico	100%
	Energizer Group Holland B.V.	Netherlands	100%
	Tropria Holding B.V.	Netherlands	100%
	Energizer NZ Limited	New Zealand	100%
	Carewell Industries, Inc.	New York	100%
	Energizer Group Panama, Inc.	Panama	100%
	Schick & Energizer Peru S.A.	Peru	100%
	Energizer Philippines, Inc.	Philippines	100%
	Energizer Group Polska Sp. zo.o	Poland	100%
+	REBA Organizacja Odzysku S.A.	Poland	25%
+	ECOPILHAS LDA.	Portugal	16.66%
	Energizer Group Portugal Unipessoal, Lda.	Portugal	100%
	Energizer ASR (Puerto Rico) LLC	Puerto Rico	100%
	Energizer Puerto Rico, Inc.	Puerto Rico	100%
	Energizer LLC	Russia	100%
	Energizer Singapore Pte. Ltd.	Singapore	100%
	Energizer Slovakia, Spol. Sr.o.	Slovak Republic	100%

	Energizer Group España S.A.	Spain	100%
	Energizer Lanka Limited	Sri Lanka	84.1% (Public)
	Energizer Group Sweden AB	Sweden	100%
	Energizer SA	Switzerland	100%
	Energizer (Thailand) Limited	Thailand	100%
	Berec Overseas Investments Limited	United Kingdom	100%
	Energizer Trading Limited	United Kingdom	100%
	Energizer Holdings UK Co. Limited	United Kingdom	100%
	Energizer Investments UK Limited	United Kingdom	100%
	Energizer Group Limited	United Kingdom	100%
	Energizer Trust Limited	United Kingdom	100%
	Ever Ready Limited	United Kingdom	100%
	Wilkinson Sword Limited	United Kingdom	100%
	Personna International UK Limited	United Kingdom	100%
	Eveready de Venezuela, C.A.	Venezuela	100%
	Energizer Group Venezuela C.A.	Venezuela	100%
	Importadora Energizer, C.A.	Venezuela	100%
	Importadora Eveready, C.A.	Venezuela	100%
	Importadora Schick, C.A.	Venezuela	100%
	Schick de Venezuela, C.A.	Venezuela	100%
	Schick Materia Prima, C.A.	Venezuela	100%

* In liquidation/in process of dissolution/closing/merger

\+ Non-profit corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-33690, 333-33676, 333-35116, 333-157070 and 333-171921) of Energizer Holdings, Inc. of our report dated November 20, 2012 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the 2012 Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 20, 2012

Exhibit 31(i)

Certification of Chief Executive Officer

I, Ward M. Klein, certify that:

1 I have reviewed this annual report on Form 10-K of Energizer Holdings, Inc.;

2 Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3 Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4 The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

d)disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5 The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2012

/s/ Ward M. Klein

Ward M. Klein

Chief Executive Officer

Exhibit 31(ii)

Certification of Executive Vice President and Chief Financial Officer

I, Daniel J. Sescleifer, certify that:

1 I have reviewed this annual report on Form 10-K of Energizer Holdings, Inc.;

2 Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3 Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4 The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

d)disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5 The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2012

/s/ Daniel J. Sescleifer

Daniel J. Sescleifer

Executive Vice President and Chief Financial Officer

Exhibit 32(i)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Energizer Holdings, Inc. (the "Company") on Form 10-K for the year ended September 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ward M. Klein, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my best knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 20, 2012

/s/ Ward M. Klein

Ward M. Klein
Chief Executive Officer

Exhibit 32(ii)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Energizer Holdings, Inc. (the "Company") on Form 10-K for the year ended September 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel J. Sescleifer, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my best knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 20, 2012

/s/ Daniel J. Sescleifer

Daniel J. Sescleifer
Executive Vice President and Chief
Financial Officer

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CORPORATE INFORMATION

Corporate Headquarters
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, MO 63141
(314) 985-2000
www.energizerholdings.com

Fiscal Year End
September 30

Shareholders
On September 30, 2012, there were approximately 10,700 shareholders of record.

Independent Accountants
PricewaterhouseCoopers LLP
St. Louis, Missouri

Annual Meeting
The Company's annual meeting of shareholders is scheduled for January 28, 2013, at 3:00 p.m. at Energizer's World Headquarters, 533 Maryville University Drive, St. Louis, MO 63141.

Financial Community Information
Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to Investor Relations at Energizer's corporate headquarters listed above.

Dividends
The Company initiated its first quarterly dividend of $0.40 per Common Stock, payable on September 13, 2012, to all shareholders of record as of the close of business on August 22, 2012.

SEC Form 10-K
Shareholders may receive a copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing or calling the Investor Relations Department at Energizer's corporate headquarters, as listed herein or by retrieving this information from the Company's website, **www.energizerholdings.com**

Stock Symbol
ENR

Code of Ethics
The Company has adopted business practices and standards of conduct that are applicable to all employees, including the Chief Executive Officer, Executive Vice President and Chief Financial Officer and Controller. The Company has also adopted a code of business conduct applicable to the Board of Directors. Both codes are on the Company's website at **www.energizerholdings.com**

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company is Energizer's stock transfer agent and registrar and maintains the company's shareholder records. Shareholders needing information about account records, stock certificates and change of address should contact:

Continental Stock Transfer & Trust Company
17 Battery Place South, 8th Floor
New York, NY 10004
(800) 509-5586

Design: Falk Harrison, St. Louis, Missouri

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in this annual report. All such statements are "forward-looking statements," and are based on financial data and our business plans available as of the date of this annual report, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that actual results could be significantly different from our expectations. Risks and uncertainties that could cause results to differ from expectations are detailed in Energizer's Annual Report on Form 10-K for the year ended September 30, 2012, and in our other filings with the Securities and Exchange Commission.

Energizer
Holdings, Inc.

533 MARYVILLE UNIVERSITY DRIVE ST. LOUIS, MO 63141 314.985.2000 WWW.ENERGIZERHOLDINGS.COM